As confidentially submitted to the Securities and Exchange Commission on October 20, 2022.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Direct Communication Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5045	20-5517542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11021 Via Frontera, Suite C

San Diego, CA 92127

(858) 798-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Chris Bursey

Chief Executive Officer

Direct Communication Solutions, Inc.

11021 Via Frontera, Suite C

San Diego, CA 92127

(858) 798-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. David Mannheim Gavin Beske Nelson Mullins Riley & Scarborough LLP 4140 Parklake Avenue, Suite 200 Raleigh, NC 27612 (919) 329-3800	Leslie Marlow, Esq. Patrick Egan Esq. Hank Gracin, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, NY 10020 (212) 885-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2022

Up to         Shares of Common Stock

               Warrants for Common Stock

Up to         Pre-Funded Warrants for Common Stock

Direct Communication Solutions, Inc.

This is a firm commitment initial public offering (“IPO”) of an aggregate of          shares of our common stock, $0.00001 par value per share, or common stock, and warrants to purchase up to           shares of our common stock, or warrants, to be sold together, with each share of common stock to be sold with one warrant. The warrants will have an exercise price of $       per share (125% of the public offering price). The warrants are exercisable immediately and expire five years from the date of issuance.

We expect the initial public offering price will be between $          and $          and the assumed offering price is the midpoint of this range.

We are also offering to each purchaser whose purchase of shares of our common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants to purchase shares of common stock, or pre-funded warrants, in lieu of shares of common stock. Each pre-funded warrant will be exercisable for one share of our common stock. The purchase price of each pre-funded warrant will equal the price per share of common stock being sold to the public, minus $0.01, and the exercise price of each pre-funded warrant will be $0.01 per share. For each pre-funded warrant that we sell, the number of shares of our common stock that we are offering will be decreased on a one-for-one basis. With each pre-funded warrant, the purchaser will also purchase one warrant.

Although this is our IPO for securities in the United States, our common stock is presently quoted on the OTCQX under the symbol “DCSX”. We have applied to have our common stock and warrants listed on the New York Stock Exchange American (the “NYSE American”) under the symbols “DCSX” and “DCSXW”, respectively. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering. We have not applied, and do not intend to apply, to list the pre-funded warrants on the NYSE American. On         , 2022, the last reported sale price for our stock on the OTCQX was $        per share. At present, there is not an active market for our common stock. The trading price of our common stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.”

The number of shares of common stock and warrants offered by this prospectus and all other applicable information has been determined based on an assumed public offering price of $        per share of common stock and warrant, which is the midpoint of the estimated price range for this offering. The actual public offering price of the shares of common stock and warrants will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per share of common stock and warrant used throughout this prospectus may not be indicative of the actual public offering price for the shares of common stock. See “Underwriting - Determination of Offering Price” for additional information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per Share and Warrant		Per Pre-Funded Warrant and Warrant		Total
Public offering price	$		$		$
Underwriting discounts and commissions(1)	$		$		$
Proceeds to us, before expenses(2)	$		$		$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 79 for additional information regarding underwriters’ compensation.
(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option (if any) we have granted to the Representative as described below or (ii) warrants to purchase shares of our common stock, including the Representative’s Warrants, to be issued to ThinkEquity LLC, or ThinkEquity or the Representative, the warrants, or the pre-funded warrants.

We have granted a 45-day option to the Representative to purchase up to          additional shares of our common stock and/or           pre-funded warrants in lieu thereof, representing 15% of the shares of common stock and pre-funded warrants sold in the offering, and/or up to          additional warrants, representing 15% of the warrants sold in the offering, solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to purchasers on or about       , 2022.

ThinkEquity

The date of this prospectus is        , 2022

DIRECT COMMUNICATIONS SOLUTIONS INC.

INTERNET OF THINGS (IOT) TECHNOLOGY SOLUTIONS PROVIDER

We are an Internet of Things (“IoT”) technology solutions provider to various industries. The wireless solutions we provide consist of an edge computing device gathering data, connectivity to the Internet and server-based software applications. The big data gathered from these solutions allow our customers to optimize their business decision making processes in order to enhance operating efficiencies and profitability. We provide our solutions and services to the transportation, hospitality, agricultural, telecommunications, and other industrial enterprises.

SMART DEVICES

SOFTWARE APPLICATIONS

MANAGED SERVICES & CONNECTIVITY

MiFleet

FLEET AND ASSET MANAGEMENT

MiSensors

REMOTE SENSOR MONITORING

i

General Information

Unless otherwise indicated in this prospectus, the terms “DCS,” “we,” “us” and “our” refer to Direct Communication Solution, Inc. and, where appropriate, its consolidated subsidiaries.

You should rely only upon the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates specified in these documents. Our assets, business, cash flows, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in shares of our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in shares of our common stock.

Financial Information

We present our consolidated financial statements in United States dollars, and our financial statements included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any other financial information included or incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP. Certain financial information that we have historically filed in Canada on its System for Electronic Document Analysis and Retrieval (“SEDAR”) profile has been prepared in accordance with International Financial Reporting Standards (“IFRS”). U.S. GAAP differs in certain material respects from IFRS. As a result, certain financial information included in this prospectus may not be comparable to the financial information we have historically reported at www.sedar.com. This prospectus does not include any explanation of the principal differences or any reconciliation between U.S. GAAP and IFRS.

Exchange Rate Data

The annual average exchange rates for United States dollars in terms of the Canadian dollar for each of the two years in the period ended December 31, 2021, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
2021	2020
$1.2535	$1.3415

As of the date of this prospectus, the daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada, was US$1.00 = $           . No representation is made that Canadian dollars could be converted into US dollars at that rate or any other rate.

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions we made upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

1-for-       Reverse Stock Split

Prior to the effective date of the registration statement of which this prospectus is a part, we will effect a 1-for-           reverse stock split with respect to shares of our common stock. Unless we indicate otherwise or the context otherwise requires, all information in this prospectus gives effect to this reverse stock split.

ii

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common stock. Therefore, you should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a provider of Internet of Things (IoT) products, services and solutions. We deliver enhanced one-stop solutions that connect assets to increase visibility, operational efficiency, and profitability. We provide our solutions and services to a variety of industries including, Supply Chain Logistics, Transportation, Health Care, and Food & Beverages. We are a chosen global partner of service providers, value-added collaborators, system integrators, and enterprises due to our commitment to quality and demonstrated experience. We intend to continue expanding our long-standing relationships and work strategically with our partners, to jointly build leading IoT solutions based on integrated hardware, cloud-based software, and other services.

Our Products and Services

Smart Hardware:

We identify the right device for our client with a focus on the most suitable technology (4G LTE, Bluetooth, WiFi, etc), price and the features & capabilities of the device to collect the data to solve the client’s problem. Our specialty is aiding global Original Equipment Manufacturers, or OEMs, with devices that are not available or approved to operate in North America and guide the OEM with regulatory guidance, feature requirements and preparing the equipment for the North American market. We assist OEMs who manufacture 4G/5G LTE cellular routers, gateways, GPS devices or Bluetooth/LoraWan Sensors to enter the North American market.

Software as a Service:

We offer software applications that are differentiated to the solutions we provide.

MiFleet

A cloud-based fleet and asset management platform designed for the Small and Medium-sized Enterprise businesses with a desire to manage and lower operating costs by remotely monitoring vehicles and asset of any type – including remote and lone workers. MiFleet provides insight to location information, fuel consumption, driver behavior and other data points in which the vehicle or asset can provide. MiFleet improves operational efficiencies, support predictive maintenance scheduling and aids in fleet/asset optimization; allowing fleets to do more with less.

MiFleet goes beyond dots on a map. Its vast catalog of device integrations and ability to support data points beyond location information allows us to aggregate sensor information to go beyond the fleet

MiSensors

MiSensors is our proprietary cloud-based remote sensor monitoring and management platform. It supports sensors of any type or technology. Businesses can remotely monitor their assets, equipment, or environment in real time. Alerts and Notifications are triggered when normal operating conditions are broken, providing immediate decision-making data for customers to run their business, lower their operational expense from a platform that is agnostic with sensor technology or type. Our offering allows customers to create and easily deploy an IoT sensor ecosystem that solves their real-world problems, as well as the ability to scale for future business operations. MiSensors allows our customers to set up multiple business locations, define users via hierarchy, set user-defined sensor reporting thresholds and run reports on the health of the assets in a business. The system is alert driven and notifies the customer of actionable events via email or SMS. Based on industry demand and multiple technology needs across our sales, we are integrating sensors utilizing Lora WAN, BLE and shortly Wi-Fi 6.

Managed Services:

Our clients leverage our extensive expertise in device integration and configuration to ensure the device is performing and gathering data as the client is expecting. Our team of field application engineers work with our clients to expedite device deployments, lowering costs and fast-tracking hardware solutions for mass adoption.

Connectivity:

We offer a variety of cellular connectivity options in partnership with Tier 1 Cellular Providers, Mobile Virtual Network Operators (MNVOs), and Global Connectivity providers. This broad range is desired by our customers based on their requirements. Such a wide variety of offerings results in significant complication to connectivity management, SIM management, and data consumption reporting. We have compiled our connectivity into one cost effective device and connectivity management platform. MiConnectivity - our SIM Management Platform - is a single pane of glass for us and our clients to manage SIM allocation, activation, usage reporting, and cost management. The consolidation of data usage reporting into one reporting system provides our customers a distinctive advantage to lower their operating expense relating to cellular connectivity.

Our Industry

Internet of Things (IoT) is the interconnection of various devices, machines or appliances that generate data.  The aim of IoT is not just to create data, but also to extract valuable insights and information from the data generated by various devices. The devices include vehicles, smart phones, gadgets, appliances, and other products with embedded electronic sensors and software constitute the devices. Demand for IoT is being driven by connectivity, cloud computing, and marketing automation.   IoT is used by a variety of industries, organizations, and individuals to raise operational efficiency, reduce risk, enhance functional visibility, increase revenue streams, and guarantee the highest level of client engagement. According to Fortune Business Insights, the global (IoT) market is projected to grow from $478.36 billion in 2022 to $2,465.26 billion by 2029, at a CAGR of 26.4%. The IoT market experienced lower-than-anticipated demand during the global Covid-19 pandemic

Our Growth Strategy

The IoT sector is still developing. The rise and popularity of managing connected devices is emerging, and it is approaching widespread adoption. We believe the following strategies will help us expand our company:

Increase staff. We plan on increasing our staffing base by roughly 50% of our current headcount to meet demand. Currently, we have 27 employees and believe that number can grow to over 40 by early 2023. We seek to hire additional engineers, field technicians, customer service reps, support and salesmen.

Increase marketing. We are an efficient operation leveraging the relationships of management and the goodwill of our existing customers. To increase our exposure, we plan on attending various conferences, exhibitions and trade meetings to boost our profile in the market.

Research and Development. We are developing an aggregated/universal device management platform that we anticipate can be integrated into our current product offerings to our existing clients. The software will speed up the decision-making process by gathering big data at a faster rate.

Purchase inventory. By boosting our inventories, we can avoid supply chain disruptions that adversely impacted our clients. Our increase in inventories will allow our clients to rely on us in greater capacity and provide recurring revenue. This strengthens our position to sell inventory with other value-added managed systems and connectivity solutions.

Acquisitions/Geographic expansion. Our industry is highly fragmented. Our clients have various locations. It behooves us to expand domestically into another highly trafficked metropolitan area. We are seeking complementary IoT companies that can expand our customer base while providing us visibility in a new location. We are targeting companies that can give us a technological advantage over other service providers.

Expand and Enhance Global Strategic Partnerships. We intend to stay relevant and avoid supply chain disruptions by establishing relationships with leading IoT companies and OEMs. The partnerships should allow immediate access to the most important products on the market. Our goal is to expand and satisfy our existing customer base.

Our Competitive Advantages

We have navigated this complex market by solving real-world, real-time problems. We distinguish ourselves from our competition by integrating our clients’ philosophies into our team so that we may uphold their vision and maintain the integrity of their services. We have a very low turnover rate on our SaaS business and overall have a high customer retention. Our commitment to quality and the availability of our personnel separates us from other providers. Our growth strategy, mentioned above, should also expand our reputation from our peer group.

Our Leadership Team

We have assembled an experienced management team with significant experience in telecommunications, technology and sales. Our Chief Executive Officer, Mr. Chris Bursey, maintains over 20 years experience in the wireless communications industry. In addition to our CEO, we maintain a COO, CTO, CFO and VP of Sales.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	uncertainty around our future revenue growth and profitability;

●	our possible need to raise additional funding, which may not be available on acceptable terms, or at all;

●	our management and our independent registered public accountant’s conclusion that substantial doubt exists as to our ability to continue as a going concern;

●	the impact of the COVID-19 pandemic and other sustained adverse market events on our and our customers’ business operations;

●	the intensely competitive nature of the market in which we participate;

●	uncertainty around our ability to develop our business and the market’s reception of our services;

●	the success of our efforts to expand, develop, and integrate our products and services;

●	the existence of any defects or disruptions in our services;

●	the security of online computer information, including breaches and enterprise data theft;

●	the impact on our business of data privacy regulations or data privacy breaches;

●	the impact of any weakening of global economic conditions;

●	costs related to our compliance with existing and future regulations;

●	the impact on our business of product liability claims;

●	our ability to protect our intellectual property rights;

●	costs associated with defending possible third party infringement or appropriation claims;

●	our ability to attract and retain qualified key management and technical personnel;

●	our performance in delivering high-quality technical support; and

●	our reliance on a single customer for a substantial portion of our revenues.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 10 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

For the years ended December 31, 2021 and 2020, we had net losses of $1,637,635 and $1,808,962, respectively. For the six months ended June 30, 2022, we had net income of $687,625, compared to a net loss of $888,805 for the six months ended June 30, 2021. As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2021, describing the existence of substantial doubt about our ability to continue as a going concern.

Corporate Information

Our company was incorporated ins incorporated in Florida on September 9, 2006 and reincorporated in Delaware in April 2017, and is located at 11021 Via Frontera, Suite C, San Diego, California 92127. Our telephone number is (858)798-7100. Our website address is https://www.dcsbusiness.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus. We have included our website address in the prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted and have elected to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the closing of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies. As part of this election, we are delaying the adoption of accounting guidance related to leases and implementation costs incurred in cloud computing arrangements that currently applies to public companies. We are assessing the impact this guidance will have on our financial statements. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Smaller Reporting Company Status

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	shares

Warrants offered by us:

Warrants to purchase up to        shares of common stock. Subject to certain ownership limitations, the warrants are immediately exercisable and tradable and expire on the fifth anniversary of the date of issuance. Based upon the assumed offering price of $ per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, each warrant will have an exercise price of $       per share of common stock (125% of the public offering price). To better understand the terms of the warrants, you should carefully read the “Description of the Securities” section of this prospectus. You should also read the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Pre-funded warrants offered by us:

We are also offering to those purchasers, if any, whose purchase of the common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if they so choose, up to           pre-funded warrants, in lieu of the common stock that would otherwise result in ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding common stock.

The purchase price of each pre-funded warrant will equal the price per share of common stock being sold to the public in this offering, minus $0.01, and the exercise price of each pre-funded warrant will be $0.01 per share.

For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. The number of warrants sold in this offering will not change as a result of a change in the mix of the common stock and pre-funded warrants sold.

Each pre-funded warrant will be immediately exercisable and may be exercised at any time until exercised in full. To better understand the terms of the pre-funded warrants, you should carefully read the “Description of the Securities” section of this prospectus. You should also read the form of pre-funded warrant, which is filed as an exhibit to the registration statement of this prospectus forms a part.

Common stock outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of common stock and warrants from us

We have granted the Representative a 45-day option to purchase up to          additional shares of our common stock (and/or up to           additional pre-funded warrants in lieu thereof) and/or up to           additional warrants to cover allotments, if any. The securities may be purchased separately.

The purchase price to be paid per additional share of common stock or pre-funded warrant by the underwriters shall be equal to the public offering price of one share of common stock or pre-funded warrant, as applicable, less the underwriting discount, and the purchase price to be paid per additional warrant by the underwriters shall be $0.00001. No underwriting discount will be paid on the exercise of the over-allotment for warrants only.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their over-allotment option in full for shares of common stock or pre-funded warrants only, assuming a public offering price of $           per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering to pay the expenses incurred by us in connection with this offering and for working capital and other general corporate purposes, including potential increases in our staffing, marketing, and inventory levels and potential future acquisitions of businesses that complement our business. We have no present commitment or agreements to enter into any such acquisitions.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 10 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE American symbols	Our common stock is currently quoted on the OTCQX under the symbol “DCSX”. We have applied for the listing of our common stock and warrants on the NYSE American under the symbol “DCSX” and “DCSXW”, respectively. We do not intend to apply for the listing of the pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the pre-funded warrants will be limited. The approval of our listing on the NYSE American is a condition to the closing of this offering.

As of        , 2022,         shares of our common stock were outstanding. Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

●	assumes no exercise by the underwriters of their over-allotment option;
●	assumes no sale of any pre-funded warrants;
●	assumes no exercise of the warrants or the representative’s warrants to be issued to the representative of the underwriters in this offering;
●	excludes shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $ per share;
●

excludes          shares of common stock reserved for future issuance under our 2017 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2017 Stock Plan; and

●	gives effect to a 1-for- reverse stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial data as of, and for the periods ended on, the dates indicated.

The summary consolidated statements of operation data and balance sheets data for the years ended December 31, 2021 and 2020 are derived from our audited consolidated financial statements and notes that are included elsewhere in this prospectus.

The summary condensed consolidated statements of operations data for the six months period ended June 30, 2022 and 2021 and the summary consolidated balance sheet data as of June 30, 2022 are derived from our unaudited interim condensed consolidated financial statements and notes that are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP) and on the same basis as the audited consolidated financial statements. Our historical results are not necessarily indicative of our results in any future period and results from our interim period may not necessarily be indicative of the results of the entire year.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. Dollars)

	Years Ended December 31,		Six Months Ended June 30,
	2021	2020	2022	2021
Revenues:
Products	$14,543,745	$12,096,162	$12,411,022	$7,067,985
Solutions and other services	1,981,778	2,161,298	1,186,493	950,744
Total revenues	16,525,523	14,257,460	13,597,515	8,018,729
Cost of revenues
Products	11,270,053	9,683,994	8,777,083	5,547,670
Solutions and other services	651,183	496,276	347,374	287,612
Total cost of revenues	11,921,236	10,180,270	9,124,457	5,835,282

Gross profit	4,604,287	4,077,190	4,473,058	2,183,447
Operating expenses:
Research and development	1,158,289	1,082,065	701,651	671,655
General and administrative
Compensation and benefits	3,114,322	2,661,458	1,377,589	1,536,548
Professional fees	1,480,937	1,081,018	812,187	662,036
Bank fees	309,447	296,251	331,583	168,193
Facilities	232,376	176,258	32,225	93,360
Information technology	171,368	157,814	90,993	-
Other	548,261	314,561	345,160	322,622
Total operating expenses	7,015,000	5,769,425	3,691,388	3,454,414
Loss from operations	(2,410,713)	(1,692,235)	781,670)	(1,270,967
Other income (expense):
Gain on debt extinguishment	856,605	-	-	422,500
Employee retention tax credit	24,247	-
Interest expense	(107,774)	(116,727)	(94,045)	(40,338)
Net loss	$(1,637,635)	$(1,808,962)	$687,625)	$(888,805
Net loss per share:
Basic	$(0.11)	$(0.13)	$0.04)	$(0.06
Diluted	$(0.11)	$(0.13)	$0.04)	$0.06
Weighted average number of shares:
Basic	15,529,193	13,512,473	16,105,253	15,421,446
Diluted	15,529,193	13,512,473	17,305,253	15,421,446

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars)

	As of December 31,		As of June 30,
	2021	2020	2022
ASSETS
Current assets:
Cash	$2,506,635	$1,473,749	$3,169,507
Accounts receivable, net of allowance of $121,319 and $27,946 respectively	3,903,306	1,344,052	2,594,429
Inventory (Note 2), net of provision of $312,327 and $472,259 respectively	2,072,409	701,547	511,550
Prepaid expenses	29,444	30,675	255,878
Total current assets	8,511,794	3,550,023	6,933,995
Property and equipment, net (Note 3)	78,955	105,387	57,903
Intangible asset (Note 4)	630,166	630,166	630,166
Contract assets	4,417	10,140	1,144
Security deposits	50,056	18,714	50,056
Right-of-use assets	869,132	171,163	779,222
Total assets	$10,144,520	$4,485,593	$8,452,486
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,147,782	$2,376,558	$4,329,859
Accrued liabilities (Note 5)	823,370	447,832	437,907
Credit facility (Note 6)	1,670,833	490,602	-
Customer deposits	617,935	16,557	126,630
Deferred revenue	68,504	64,022	47,686
Lease liabilities (Note 8)	216,000	182,123	316,073
Total current liabilities	8,544,424	3,577,694	5,458,155
Lease liabilities (Note 8)	661,901	-	496,071
Long-term debt (Note 7)	275,000	422,500	375,000
Long-term liabilities	890,551	-	890,551
Total liabilities	10,371,876	4,000,194	7,219,777
Stockholders’ equity (deficit):
Common stock, no par value; 40,000,000 shares authorized; 15,635,640 and 15,098,500 shares issued and outstanding at December 31, 2021 and December 31, 2020	61	56	61
Additional paid-in capital	6,528,691	5,603,816	7,301,131
Accumulated deficit	(6,756,108)	(5,118,473)	(6,068,483)
Total stockholders’ equity (deficit)	(227,356)	485,399	1,232,709
Total liabilities and stockholders’ equity (deficit)	$10,144,520	$4,485,593	$8,452,486

Balance Sheet Data:

	June 30,	June 30,	June 30,
	2022	2022	2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Cash	$3,169,507	$	$
Total assets	$8,452,486	$	$
Total debt	$1,465,551	$	$
Total stockholders’ equity (deficit)	$1,232,709	$	$

(1)	The pro forma column gives effect to .

(2)	The pro forma as adjusted column gives effect to (i) pro forma adjustments set forth above and (ii) the sale and issuance by us of common shares in this offering, based upon an initial public offering price of $ per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below and all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment in shares of our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Financial Position and Need for Capital

Because we have a limited operating history, our future revenue growth remains uncertain and we may not achieve profitability.

We had a net loss of $888,805 during the six months ended June 30, 2021 and a net income of $687,625 during the six months ended June 30, 2022.We have a limited operating history upon which to base an evaluation of our business and prospects. Although we seek to increase revenues through organic growth and the development of new revenue streams, we cannot assure you that our revenues will increase in future quarters or future years. Operating results for future periods are subject to numerous uncertainties and we cannot provide assurance that we will achieve or sustain profitability. Profitability depends on many factors, including, our success in expanding our product offerings and our customer base, the control of our expense levels, the success of our business activities and general economic conditions. We may make investments in marketing, technology and further development of our operating infrastructure which entail long-term commitments. Our industry as a whole may be adversely affected by industry trends, economic factors and new regulations Despite our efforts to expand our revenues and achieve profitable operations, we may not be successful. Our prospects must be considered in light of the risks encountered by companies in a relatively early stage of development, particularly companies in new and rapidly evolving markets. We cannot provide assurance we will successfully address any of these risks. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce our planned research and development activities, incur additional restructuring charges or reduce other operating expenses which may cast substantial doubt on our ability to achieve our intended business objectives.

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Our working capital may not be sufficient to allow us to execute our business plan as fast as we would like or may not be sufficient to take full advantage of all available strategic opportunities. Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and it may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and it may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to execute our business plans, develop or enhance our services, expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our management and our independent registered public accountant, in their report on our financial statements as of and for the year ended December 31, 2021, have concluded that due to our need for additional capital, and the uncertainties surrounding our ability to raise such funding, substantial doubt exists as to our ability to continue as a going concern.

As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2021, describing the existence of substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. We may also be forced to make reductions in spending, including delaying or curtailing our planned business strategy, or to extend payment terms with our suppliers or other counterparties. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all. Such substantial doubt does not give effect to the receipt of any proceeds from this offering.

Risks Related to Our Business, Strategy and Industry

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. The outbreak led governments and other authorities around the world, including federal, state and local authorities in the United States, to impose measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines and shelter-in-place orders. The outbreak and preventative or protective actions that governments have taken in respect of this coronavirus have resulted in a period of business disruption, reduced customer traffic, negative impact on our order fulfillment, reduced operations, and has adversely affected workforces, economies, and financial markets globally.

Furthermore, several of our key products are manufactured in Asia in locations subject to quarantines and factory closures. Although these effects are expected to be temporary, the duration of the supply chain disruption, labor instability, component shortages and delays, impairment of our ability to produce and deliver our products, and related financial impact cannot be reasonably estimated at this time and may materially affect our consolidated results for 2022. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, financial condition or ability to raise funds. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce planned research and development activities, incur additional restructuring charges or reduce other operating expenses which may impair our ability to achieve our intended business objectives.

The industry in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The IoTmarkets in which we compete require continuous innovation and are highly competitive, rapidly evolving, subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our competitors in the IoT enterprise marketplace include vendors of IoT devices and products, cloud platform providers for certain hardware and application vendors, hardware providers offering sensors and cloud integration partners, and IoT platforms from companies that have existing relationships with hardware and software companies. We compete on a service basis, by offering fully integrated IoT device connectivity to a variety of niche markets. New competitors could launch new businesses in our markets at a relatively low cost since technological and financial barriers to entry are relatively low. Some of our current and potential competitors may have competitive advantages, such as greater name recognition, longer operating histories, significant installed bases, broader geographic scope, and larger marketing budgets, as well as substantially greater financial, technical, personnel, and other resources. In addition, our potential competitors may have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. We may also experience competition from smaller, younger competitors that may be more agile in responding to customers’ demands. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements or provide competitive pricing. As a result, even if our services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our products and services. For these reasons, we may not be able to compete successfully against our current and future competitors, which could negatively impact our future sales and harm our business and financial condition.

In order to differentiate our products and services from competitors’ products, we must continue to focus on research and development, including software development, and enhance and improve our existing services and adapt to current technologies. If our existing or new products and services fail to achieve widespread market acceptance, if existing customers do not subscribe to our paid subscription services, or if we are unsuccessful in capitalizing on opportunities in the connected IoT market, our future growth may be slowed and our business, results of operations and financial condition could be materially adversely affected.

Our efforts to expand our products and services and to develop and integrate our existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

We seek to derive revenue from integrating our IoT and M2M product mix, building unique IoT solutions, and from subscriptions to our SaaS cloud computing application services, and we expect this will continue for the foreseeable future. Our efforts to expand our products and services may not result in long term success or significant revenue for us. The markets for certain of our offerings, including our data integration offerings, remain relatively new. In addition, if we fail to anticipate or identify significant Internet-related and other technology trends and developments early enough, or if we do not devote appropriate resources to adapting to such trends and developments, our business could be harmed. Further, if we are unable to develop enhancements to and new features for our existing or new services that keep pace with rapid technological developments, our business could be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to seamlessly integrate all of our product and service offerings and develop adequate selling capabilities in new markets. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if the additional costs are not offset by additional revenues. In addition, because our services are designed to operate over various network technologies and on a variety of mobile devices, operating systems and computer hardware and software platforms, we will need to continuously modify and enhance our services to keep pace with changes in Internet-related hardware, software, communication, browser, app development platform and database technologies, as well as continue to maintain and support our services on legacy systems. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Defects or disruptions in our services could diminish demand for our services and subject us to substantial liability.

Because our services are complex and incorporate a variety of third-party hardware and proprietary and third-party software, our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We may from time to time experience system outages resulting in disruptions to, our services. Defects affecting our services may be found following the introduction of new software or enhancements to existing software or in software implementations in varied information technology environments. Internal quality assurance testing and end-user testing may reveal service performance issues or desirable feature enhancements that could lead us to reallocate service development resources or postpone the release of new versions of our software. Such defects could also create vulnerabilities that could inadvertently permit access to protected customer data. Since our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems, or delays in the development and release of future enhancements to our currently available software, could hurt our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could be detrimental to our reputation, result in an increase in our allowance for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Our business is subject to online security risks, including security breaches and enterprise data theft.

Security remains a significant issue across the entire IoT ecosystem. An increasing number of organizations have reported breaches of their security on their connected devices and many companies have been the subject of sophisticated and highly targeted attacks. Maintaining the security of computer information systems and communication systems is a critical issue for us and our customers. Malicious actors may develop and deploy malware that is designed to manipulate our systems, including our internal network, or those of our vendors or customers. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our information technology systems, our data or our customers’ data. A party who is able to illicitly breach a client’s security protocol could access enterprise and transaction data. We have access to or host confidential information as part of our client relationship management and transactional processing platforms. Our security measures may not detect or prevent security breaches that could harm our or our client’s business. We devote considerable resources to network security, data encryption and other security measures to protect our hardware and software systems and enterprise and client information, but these measures may not provide absolute security. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Furthermore, advances in computer capabilities, new discoveries in the field of cryptography, biometric identification or other developments may not prevent the technology used by us to protect transactional data from being breached or compromised. A party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our or our client’s operations, or damage the computers or business of our users. Any compromise of our client’s system security could result in the unauthorized release of confidential information, violate applicable privacy and other laws, expose us to a risk of loss or litigation and possible liability, and harm our reputation and, therefore, our business. Our insurance policies carry coverage limits which may not be adequate to reimburse us for losses caused by security breaches.

Privacy concerns and laws, evolving regulation of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business.

Regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Although currently focused primarily on consumer personal data, domestic data privacy laws, such as the California Consumer Privacy Act (“CCPA”) effective January 2020, could continue to evolve and expose us to regulatory burdens. Further, data privacy laws and regulations, such as the European Union’s (“EU”) General Data Protection Regulation that took effect in May 2018, impose obligations on data controllers and data processors. Additionally, certain countries have passed or are considering passing laws requiring local data residency. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our products and services, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new products, services and features. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close transactions, any of which could harm our business.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers may expect us to meet voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information or the security of enterprise information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as trade disputes, new or increased tariffs, or changes to fiscal and monetary policy can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Moreover, these conditions can affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our IoT services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results.

Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business. These include the requirement to obtain business licenses and certifications, and other such legal requirements, regulations and administrative practices required of businesses in general. The foregoing regulatory matters may also be applicable to any of our collaborative partners or licensees. In addition, we are currently or potentially subject to laws and regulations affecting our operations in a number of areas, including data privacy requirements, intellectual property ownership and infringement, and security. We cannot predict the impact, if any, that future internet or IoT-related regulation or regulatory changes might have on our business. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our solutions and services;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts; and

●	loss of intellectual property rights.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition, and results of operations. Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new use cases for our solution could also raise a number of new regulatory issues. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

Our customers and potential customers conduct business in a variety of industries, including manufacturing, automotive, agriculture, retail, transportation and logistics, healthcare and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Further, in some cases, industry-specific laws, regionally-specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations, and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. We may in the future be subject to litigation containing allegations that one of our customers violated an industry-specific law. A determination that we violated such a law could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

Our business may expose us to product liability claims for damages resulting from the design or manufacture of our products. Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations.

We may be subject to product liability claims for certain of our products if they are alleged to be defective or cause harmful effects. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our operations are subject to the effects of a rising rate of inflation which may adversely impact our financial condition and results of operations.

Inflation in the United States began to rise significantly in the second half of the calendar year 2021. This is primarily believed to be the result of the economic impacts from the COVID-19 pandemic, including the global supply chain disruptions, strong economic recovery and associated widespread demand for goods, and government stimulus packages, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials and services. Such shortages have resulted in inflationary cost increases for labor, materials, and services across the economy, and could continue to cause costs to increase as well as scarcity of certain products. We are experiencing inflationary pressures in certain areas of our business, including with respect to employee wages, however, we cannot predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross margins could decrease, and our financial condition and results of operations could be adversely affected.

In addition, inflation is often accompanied by higher interest rates. The impact of COVID-19 may increase uncertainty in the global financial markets, as well as the possibility of high inflation and extended economic downturn, which could reduce our ability to incur debt or access capital and impact our results of operations and financial condition even after these conditions improve.

Risks Related to our Intellectual Property

Our inability to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our future revenue.

We rely on a combination of patent, copyright and trademark laws, trade secrets, some software security measures (e.g., to protect trade secrets), license agreements and nondisclosure agreements to protect our intellectual property, all of which offer only limited protection. We pursue the registration of trademarks but currently hold no patents on our products. Our commercial success may depend in large part on our ability to protect our trade secrets, and to obtain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We intend to seek to protect our proprietary position by filing and prosecuting patent applications in the United States related to our technologies and products that are important to the our business. However, the steps we take to protect our intellectual property rights may be limited or inadequate. For instance, we will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights, or unauthorized or unlawful use of our technology, software, or intellectual property rights. In addition, a counterparty to a nondisclosure agreement may breach the agreement, and litigation to enforce our rights could cause us to divert resources away from our business operations.

Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, in terms of initial and ongoing protection measures, registration requirements and the costs of maintaining and defending our rights. Any of our future patents that may issue, trademarks or other intellectual property rights may be discovered through third party reverse engineering or careless or departing employees, challenged by others, or invalidated through administrative process or litigation. We may be required to protect our intellectual property, a process that is expensive and may not be successful or which we may not pursue in every jurisdiction. We may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. We may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. There is also no guarantee that third parties will abide by the terms of our agreements or that we will adequately be able to enforce our contractual rights. Our competitors may also independently develop similar technology without infringing our intellectual property rights. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as the laws of the United States. Moreover, laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could reduce demand for our products, affect our brand, cause us to incur significant expenses and harm our business.

We may in the future be sued by third parties for various claims including alleged infringement or appropriation of proprietary rights.

The software and internet industries are characterized by the existence of a large number of trade secrets, patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights against us, demanding license or royalty payments or seeking payment for damages, injunctive relief and other available legal remedies through litigation. Our technologies may be subject to injunction if they are found to infringe the rights of a third-party or we may be required to pay damages, or both. Further, many of our subscription agreements may require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices, pay monetary damages or enter into short- or long-term royalty or licensing agreements.

Any adverse determination related to intellectual property claims or other litigation could prevent us from offering our services to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our current or future results of operations or cash flows in a particular quarter.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

In some cases our agreements with customers and other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our solution or other contractual obligations. Pursuant to certain agreements, we do not have a cap on our liability and any payments under such agreements would harm our business, financial condition, and results of operations. Although we normally limit our liability with respect to some of these indemnity obligations via contract, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Risks Related to the Company

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our Board places heavy reliance on the continued services of the Company’s Chief Executive Officer, Christopher Bursey, and his industry experience and relationships, management and operational skills. If we were to lose the services of Mr. Bursey, we could face substantial difficulty in hiring a qualified successor or successors and could experience a loss in performance while any successor obtains the necessary training and experience. Further, our success depends in large part upon the continued services of our key management, technical and other specialized personnel. The loss of one or more members of our management team or other key employees could delay our growth and development and materially harm our business, financial condition, results of operations and prospects. The relationships that our team have cultivated within the IoT industry make us particularly dependent upon their continued employment or services with us. Because our management team is not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. We do not maintain key person life insurance policies for any members of our management team. The technology industry is subject to substantial and continuous competition for personnel with high levels of experience in designing, developing and managing software and Internet-related services, as well as competition for sales executives and operations personnel. Our future success and growth will depend in large part on our continued ability to attract and retain our technical and management personnel. We face the risk that if we are unable to retain existing personnel, or to attract and integrate qualified new personnel, our business, financial condition and results of operations will be adversely affected.

Any failure in our delivery of high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

For the year ended December 31, 2021, and the six months ended June 30, 2022, a single customer, One Step GPS LLC, accounted for 39% and 37% of our revenue, respectively. There are risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the level of demand for our products and services that will be generated by this customer in the future. In addition, revenues from larger customers may fluctuate from time to time based on their business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. Our larger customers could also potentially pressure us to reduce the prices we charge for our products and services, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If our largest customers terminates its relationship with us, such termination could negatively affect our revenues and results of operations

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Although we are researching and developing new markets and products and improving existing products, our research and market development activities may not prove profitable or ultimately prove successful. As we grow, we will need to expand our internal sales, marketing and distribution capabilities to commercialize our products, or enter into collaborations with third parties to perform these services. If we markets our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any product. If we are not successful in commercializing our products, either on our own or through third parties, our business, financial condition and results of operations could be materially adversely affected.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require us to conduct due diligence on and disclose whether or not our products contain conflict minerals as defined under these provisions. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our IoT devices. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used in or necessary for the production of our IoT devices and, if applicable, potential changes to IoT devices, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our IoT devices contain minerals not determined to be conflict-free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

We may be unable to compete successfully against existing and future competitors, which could harm our margins and our business.

The IoT business intensely competitive. We face competition from a large number of existing companies who have significantly greater financial, technical, manufacturing, marketing and distribution resources as well as greater experience than we have. We believe that the general financial success of companies within the IoT market will continue to attract new competitors to the industry, which has a relatively low barrier to entry in some segments, including large technology companies that could expand their platforms or acquire one of our competitors.

We can provide no assurance that we will be able to compete successfully against current or potential competitors. Many of our current and potential competitors have longer operating histories, better brand recognition and significantly greater financial, technical and marketing resources than we do. Many of these competitors may have well-established relationships with manufacturers and other key strategic partners and can devote substantially more resources to such relationships. As a result, they may be able to secure equipment, technology, products and systems, among other things that we may need, from vendors on more favorable terms, fulfill customer orders or requests more efficiently and adopt more aggressive pricing policies than we can. They also may be able to secure a broader range of technologies, products and systems from or develop close relationships with primary vendors. Some competitors may price their products, services, capabilities and systems below cost in an attempt to gain market share.

Increased competition may result in price reductions, reduced gross margin and loss of market share, any of which could harm our business and adversely affect our operating results and financial condition. We may not be able to compete successfully and respond to competitive pressures. Our inability to compete effectively with current or future competitors could harm our business and have a material adverse effect on our results of operations and financial condition.

Risks Related to our Dependence on Third Parties

We rely on third-party manufacturers and suppliers to produce key product components, and shortages, delays and interruptions in supply could impair the delivery of our products and services and harm our business.

We rely on third parties to supply key components used in our products. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified manufacturers. Any shortage or delay in the supply of key product components would harm our ability to meet scheduled product deliveries. Many of the components used in our products are specifically designed for use in our products, some of which are obtained from sole source suppliers. If demand for a specific component increases, we may not be able to obtain an adequate quantity of that component in a timely manner. In addition, if worldwide demand for the components increases significantly, the availability of these components could be limited. Further, our suppliers may experience financial or other difficulties as a result of uncertain and weak worldwide economic conditions or the effect of the COVID-19 pandemic. Other factors that may affect our suppliers’ ability or willingness to supply components to us include internal management or reorganizational issues, such as roll-out of new equipment which may delay or disrupt supply of previously forecasted components, or industry consolidation and divestitures, which may result in changed business and product priorities among certain suppliers. It could be difficult, costly and time consuming to obtain alternative sources for these components, or to change product designs to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products. We may be forced to enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product components may be unique or proprietary to the original manufacturer and it may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist.

If we are unable to obtain a sufficient supply of components, or if we experience any interruption in the supply of components, or if our suppliers or manufacturers fail to perform their obligations to us in relation to quality, timing or otherwise, our cost of obtaining these components may increase. Component shortages and delays affect our ability to meet scheduled product deliveries, may damage our brand and reputation in the market, and cause us to lose sales and market share. At times, we may elect to use more expensive transportation methods, such as air freight, to make up for manufacturing delays caused by component shortages, which may affect our ability to supply products within budget and reduce our margins. In addition, at times sole suppliers of highly specialized components may provide components that are either defective or do not meet the criteria required by our customers, distributors or other channel partners, resulting in delays, lost revenue opportunities and material write-offs.

We rely on third parties for technologies that are vital to the functionality of our products and the loss of these relationships could harm our business.

We rely on third parties to obtain non-exclusive patented hardware and software license rights in technologies that are incorporated into and necessary for the operation and functionality of most of our products. In these cases, because the intellectual property we license is available from third parties, barriers to entry into certain markets may be lower for potential or existing competitors than if we owned exclusive rights to the technology that we license and use. Moreover, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, or if any of these providers unilaterally decides not to do business with us for any reason, our ability to develop and sell products containing that technology would be severely limited.

If third-party developers and providers do not continue to embrace our service model and enterprise cloud computing services, or if our customers seek warranties from us for third-party applications, integrations, data and content, our business could be harmed.

A core part of our enterprise solutions is the interoperability of our platform with third-party IoT products and protocols. Our success depends on the willingness of a growing community of third-party developers and technology providers to build applications and provide integrations, data and content that are complementary to our services. Without the continued development of these applications and provision of such integrations, data and content, both current and potential customers may not find our services sufficiently attractive, which could impact future sales. Further, if these third parties were to alter their products, applications and content, we could be adversely impacted if we fail to timely create compatible versions of our products and solutions. A lack of interoperability may also result in significant redesign costs, and harm relations with our customers. Further, the mere announcement of an incompatibility problem relating to our products could materially adversely affect our business, results of operations and financial condition.

To the extent our competitors supply products that compete with ours, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible or work less effectively with our products. As a result, end-users may have an incentive to purchase products that are compatible with the products and technologies of our competitors over our products.

In addition, for those customers who authorize a third-party technology partner access to their data, we do not provide any warranty related to the functionality, security and integrity of the data transmission or processing. Despite contract provisions to protect us, customers may look to us to support and provide warranties for the third-party applications, integrations, data and content, even though not developed or sold by us, which may expose us to potential claims, liabilities and obligations, all of which could harm our business.

Our ability to deliver our services is dependent on the development and maintenance of the infrastructure of the Internet by third parties.

The Internet’s infrastructure is comprised of many different networks and services that are highly fragmented and distributed by design. This infrastructure is run by a series of independent third-party organizations that work together to provide the infrastructure and supporting services of the Internet under the governance of the Internet Corporation for Assigned Numbers and Names (ICANN) and the Internet Assigned Numbers Authority (IANA), now under the stewardship of ICANN. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, denial-of-service attacks or related cyber incidents, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage or result in fragmentation of the Internet, resulting in multiple separate Internets. These scenarios are not under our control and could reduce the availability of the Internet to us or our customers for delivery of our Internet-based services. Any resulting interruptions in our services or the ability of our customers to access our services could result in a loss of potential or existing customers and harm our business.

Any interruptions or delays in services from third-parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. We also rely on computer hardware purchased or leased from, software licensed from, and cloud computing platforms provided by, third parties in order to offer our services, including database software, hardware and data from a variety of vendors. Any damage to, or failure of our systems generally, including the systems of our third-party platform providers, could result in interruptions in our services. As we increase our reliance on these third-party systems, our exposure to damage from service interruptions may increase. Interruptions in our services may cause us to issue credits or pay penalties, cause customers to make warranty or other claims against us or to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.

These hardware, software, data and cloud computing platforms may not continue to be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software or cloud computing platforms could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services. If we do not accurately plan for our infrastructure capacity requirements and we experience significant strains on our data center capacity, our customers could experience performance degradation or service outages that may subject us to financial liabilities, result in customer losses and harm our business. As we add data centers and capacity and continue to move to cloud computing platform providers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our services, which may damage our business.

We may face fines, penalties, or other costs, either directly or vicariously, if any of our partners, resellers, contractors, vendors or other third parties fail to adhere to their compliance obligations under our policies and applicable law.

We use a number of third parties to perform services or act on our behalf in areas like sales, network infrastructure, administration, research, and marketing. It may be the case that one or more of those third parties fail to adhere to our policies or violate applicable federal, state, local, and international laws, including but not limited to, those related to corruption, bribery, economic sanctions, and export/import controls. Despite the significant efforts in asserting and maintaining control and compliance by these third parties, we may be held fully liable for third parties’ actions as fully as if they were a direct employee of ours. Such liabilities may create harm to our reputation, inhibit our plans for expansion, or lead to extensive liability either to private parties or government regulators, which could adversely impact our business, financial condition, and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock does not currently exist and may not develop after this offering, and as a result, you may not be able to sell your common stock at or above the public offering price, or at all.

Prior to this offering, shares of our common stock were quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “DCSX.” Trading on the OTCQX marketplace has been infrequent and in limited volume. Although we intend to apply to list our shares of common stock on the NYSE American in connection with this offering, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock and warrant will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your securities at or above the public offering price.

The market price of equity securities of technology companies has historically experienced high levels of volatility. If you purchase securities in this offering, you may not be able to resell those securities at or above the public offering price. Following the completion of this offering, the market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

●	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

●	price and volume fluctuations in the overall stock market from time to time;

●	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

●	fluctuations in the trading volume of our shares or the size of our public float;

●	actual or anticipated changes or fluctuations in our operating results;

●	whether our operating results meet the expectations of securities analysts or investors;

●	actual or anticipated changes in the expectations of investors or securities analysts;

●	litigation involving us, our industry, or both;

●	regulatory developments in the United States, foreign countries, or both;

●	general economic conditions and trends;

●	major catastrophic events;

●	lockup releases or sales of large blocks of our common stock;

●	departures of key employees; or

●	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the stock market for technology companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

You may be diluted by future issuances of common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue shares of our common stock for the consideration and on the terms and conditions established by our Board of Directors (the “Board”) in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

A significant number of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Subject to certain exceptions, without the prior written consent of ThinkEquity LLC, as representative of the underwriters, we, during the period ending 90 days after the date of this prospectus, and our officers and directors, during the period ending 180 days after the date of this prospectus, and our 5% or greater stockholders, during the period ending 90 days after the date of this prospectus, have agreed not to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock; (2) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (3) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, subject to certain exceptions. ThinkEquity LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See “Underwriting.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.

The public offering price of our common stock and warrant will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of June 30, 2022 and upon the issuance and sale of shares of common stock by us at the assumed public offering price of $        per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $        per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience future dilution. A total of        shares of common stock have been reserved for future issuance under our stock-based compensation plans, including our 2017 Stock Plan. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock-based compensation plans, including our 2017 Stock Plan.

We are selling a substantial number of shares of our common stock and warrants to purchase common stock in this offering, which could cause the price of our common stock to decline.

In this offering, we will sell up to         shares of common stock (assuming no exercise by the underwriters of their over-allotment option and no purchase of pre-funded warrants). Additionally, we are selling warrants to purchase shares of common stock, equal to the number of shares of common stock being sold in the offering (assuming no purchase of pre-funded warrants and no exercise by the underwriters of their overallotment option). The existence of the potential additional shares of our common stock in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock. Any decline in the price of a share of common stock will also have a negative effect on the price in the market of a warrant.

There is no public market for either the warrants or the pre-funded warrants being sold in this offering.

There is no established public trading market for either the warrants or the pre-funded warrants being sold in this offering. We intend to list the warrants on the NYSE American, however there is no assurance that any market will develop. We will not list the pre-funded warrants on any securities exchange or nationally recognized trading system, including the NYSE American. Therefore, we do not expect a market to ever develop for the pre-funded warrants. Without an active market, the liquidity of the pre-funded warrants will be limited.

The warrants and pre-funded warrants are speculative in nature.

Neither the warrants nor the pre-funded warrants confer any rights of common stock ownership on their respective holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Commencing on the date of issuance, holders of either the warrants or the pre-funded warrants may exercise their right to acquire the common stock and pay the stated exercise price per share.

Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire our common stock

Until holders of the warrants acquire shares of our common stock upon exercise thereof, holders of the warrants will have no rights with respect to the shares of our common stock. Upon exercise of the pre-funded warrants, such holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

There is no assurance that any of the warrants will be exercised and we will receive the exercise proceeds therefrom.

The warrants have an exercise price above the price of a share of common stock and warrant in this offering. If the price of our common stock does not exceed the warrant exercise price, then it is unlikely that the warrants will be exercised. The warrants will expire on the fifth anniversary of their issuance, which if they expire without being exercised the company will not receive any proceeds therefrom.

Additionally for the warrants to be exercised for cash, the company must keep an effective registration statement available for issuance of the common stock on exercise of the warrants. If the company fails to maintain an effective registration statement, then the warrants may be exercised on a cashless basis, and the company will not receive any cash amount from their exercise.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in shares of our common stock, and you may have to sell some or all of your common stock to generate cash flow from your investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition, and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of this public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act, as amended, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We may be subject to additional regulatory burdens resulting from our public listing.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the NYSE American. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our common stock that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the NYSE American on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on The NYSE American will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

Our reverse stock split may not result in a proportional increase in the per share price of our common stock.

The effect of the reverse stock split on the market price for our common stock cannot be accurately predicted. In particular, we cannot assure you that the prices for shares of the common stock after the reverse stock split will increase proportionately to prices for shares of our common stock immediately before the reverse stock split. The market price of our common stock may also be affected by other factors which may be unrelated to the reverse stock split or the number of shares issued and outstanding.

Furthermore, even if the market price of our common stock does rise following the reverse stock split, we cannot assure you that the market price of our common stock immediately after the proposed reverse stock split will be maintained for any period of time. Moreover, because some investors may view the reverse stock split negatively, we cannot assure you that the reverse stock split will not adversely impact the market price of our common stock. There is also the possibility that liquidity may be adversely affected by the reduced number of shares which would be issued and outstanding when the reverse stock split is effected, particularly if the price per share of our common stock begins a declining trend after the reverse stock split is affected. Accordingly, our total market capitalization after the reverse stock split may be lower than the market capitalization before the reverse stock split.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Following this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the NYSE American. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE American. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting as part of our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, financial condition, and results of operations and could cause a decline in the trading price of our common stock.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders. Such provisions include:

●	our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors;

●	a prohibition on stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors;

●	our amended and restated certificate of incorporation does not provide for cumulative voting;

●	certain litigation against us can only be brought in Delaware;

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, as a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation includes an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any complaint asserting any internal corporate claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware, or federal courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See the section entitled “Description of Capital Stock— Choice of Forum for Certain Lawsuits.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. Such statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from expected results. They appear in a number of places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, risks related to the following:

●	The development of our products and services will require significant capital resources;

●	Limited operating history on which to judge our business prospects and management;

●	Our ability to gain market acceptance of our products and services;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	Our industry’s ability to manage the threat of security breaches and data theft on connected devices;

●	Our reliance on third parties to produce key product components and provide industry and technology solutions;

●	Our ability to raise capital and the availability of future financing;

●	The impact of the ongoing COVID-19 pandemic and other sustained adverse market events on our and our customers’ business operation;

●	Our ability to manage our research, development, expansion, growth and operating expenses;

●	The failure of an active public market for our common stock to develop;

●	Volatility in the price of our common stock;

●	Future sales of our common stock, or the perception in public markets that these sales may occur;

●	The fact that we have no expectations to pay any cash dividends for the foreseeable future;

●	Securities or industry analysts not publishing research or publishing inaccurate or unfavorable research about us or our business;

●	Other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Assuming a public offering price of $           per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock and warrants in this offering will be           million (or $           million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $           million (or $           million if the underwriters exercise their over-allotment option in full), assuming the number of shares and warrants we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, list our common stock on the NYSE American, and facilitate our future access to the capital markets. We currently expect to use the net proceeds from this offering as follows:

●	approximately $1,000,000 for increases in marketing;

●	approximately $1,000,000 for increase in inventory

●	approximately $1,000,000 for increases in our staffing; and

●	approximately $1,000,000 for expenditures related to research and development.

We expect to use the remaining net proceeds for working capital and other general corporate purposes. We may also use a portion of the net proceeds of this offering for the potential future acquisitions of, or investments in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any such investments.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

MARKET FOR OUR COMMON STOCK AND RELATED MATTERS

Our common stock is presently quoted on the OTCQX under the symbol “DCSX”. We have applied to have our common stock listed on the NYSE American under the symbol “DCSX” and our warrants listed on the NYSE American under the symbol “DCSXW”. No assurance can be given that our application will be approved. If our application is not approved, we will not complete this offering.

As of August 8th, 2022, there were approximately 292 holders of record of our common stock.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings, if any, will be retained for use in the development and operation of our business. In the future, our Board may decide, at its discretion, whether dividends may be declared and paid to holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2022:

●	on an actual basis;

●

on a pro forma basis, giving effect to (i) the 1-for-          reverse stock split with respect to shares of our common stock, as if such reverse split had occurred on June 30, 2022; and (ii) the filing and effectiveness of our amended and restated certificate of Incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

●

on a pro forma as adjusted basis, giving effect to (i) pro forma adjustments set forth above and (ii) the sale and issuance by us of      common shares in this offering, based upon an initial public offering price of $        per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Summary Historical Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2022
	Actual	Pro forma	Proforma as Adjusted(1)
Cash	$3,169,507

Long-term debt	375,000	-	-
Long-term liabilities	890,551
Total long-term debt	1,265,551	–	–
Stockholders’ deficit:
Common stock, no par value; 40,000,000 shares authorized; 16,135,640 and 15,635,640 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	61
Additional paid in capital	7,301,131
Accumulated other comprehensive (loss) income	-
Accumulated deficit	(6,068,483)
Total stockholders’ deficit	1,232,709
Total Capitalization	$671,247

Each $1.00 increase (decrease) in the assumed public offering price of $        per share and warrant would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $       , assuming that the number of shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed public offering price of $        per share and warrant would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $        .

(1)	Unless we indicate otherwise, all information in this section entitled “Capitalization”:

●	assumes no exercise by the underwriters of their over-allotment option;

●	assumes no sale of any pre-funded warrants;

●	assumes no exercise of the warrants or the Representative’s warrants to be issued to the Representative of the underwriters in this offering;

●	excludes shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $ per share;

●	excludes shares of common stock reserved for future issuance under our 2017 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2017 Stock Plan;. and

●	gives effect to a 1-for- reverse stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part.

DILUTION

If you invest in shares of our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historic net tangible book value of our common stock as of June 30, 2022 was approximately $      , or $       per share, based on the number of shares of our common stock outstanding as of June 30, 2022. Historic net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

After giving effect to the 1-for-        reverse stock split and the receipt of the net proceeds from our sale of       shares of common stock and        warrants in this offering at an assumed public offering price of $        per share and warrant, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2022, would have been $       million, or $        per share. This represents an immediate increase in as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution of $          per share to investors purchasing securities in this offering.

We calculate dilution per share to new investors by subtracting the historic net tangible book value per share from the public offering price paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:

Assumed public offering price	$
Historic net tangible book value per share as of June 30, 2022	$
Increase in net tangible book value per share attributable to new investors in this offering
As adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering	$

If the underwriters’ option to purchase additional shares and warrants to cover over-allotments is exercised in full (assuming no sale of pre-funded warrants), the as adjusted net tangible book value per share after giving effect to this offering would be $          per share, representing an immediate increase to existing stockholders of $          per share, and immediate dilution to new investors in this offering of $          per share.

Each $1.00 increase (decrease) in the public offering price, would increase (decrease) pro forma as adjusted net tangible book value per share to new investors by $       , and would increase (decrease) dilution per share to new investors in this offering by $       , assuming that the number of shares of common stock and warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        per share and increase (decrease) the dilution to new investors by $       per share, assuming the public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table and calculations above are based on          shares of our common stock outstanding as of June 30, 2022 on an actual basis and exclude:

●	assumes no exercise by the underwriters of their over-allotment option and no sale of any pre-funded warrants;

●	assumes no exercise of the representative’s warrants to be issued to the representative of the underwriters in this offering;

●	excludes shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $ per share;

●	excludes shares of common stock reserved for future issuance under our 2017 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2017 Stock Plan;. and

●	gives effect to a 1-for- reverse stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with “Summary Historical Consolidated Financial and Other Data” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflects our historical results of operations and financial position and does not give effect to the completion of this offering. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus

Overview

We are a provider of Internet of Things (IoT) products, services and solutions. We deliver enhanced one-stop solutions that connect assets to increase visibility, operational efficiency, and profitability. We provide our solutions and services to a variety of industries including, Supply Chain Logistics, Transportation, Health Care, and Food & Beverages. We are a chosen global partner of service providers, value-added collaborators, system integrators, and enterprises due to our commitment to quality and demonstrated experience. We intend to continue expanding our long-standing relationships and work strategically with our partners, to jointly build leading IoT solutions based on integrated hardware, cloud-based software, and other services.

Our current SaaS solutions include MiFleet™, which provides fleet and vehicle SaaS telematics, MiSensors™, which provides machine-to-machine device management and service enablement for wireless sensors and MiFailover™, which provides high-speed wireless internet failover to small and medium-sized businesses as a redundancy solution to continue to run their business in the event the internet is not available. In addition, we have recently deployed MiConnectivity to provide wireless data connectivity for global connectivity through our fully integrated SIM management platform and MiServices™ to provide managed services solution that includes all-inclusive device readiness program and engineering support. These services include software development, hardware integration and logistics support from SIM to Shipment, including device preparation, custom labeling, packaging, configuration confirmation, and system-side checks.

We were incorporated in 2006 and have traditionally been a distributor of IoT components and a system integrator that assisted clients in installing such components into their installed systems and applications. We have focused on providing hardware items and solutions that have aided in data collection, analysis and management.

The global costs and prices of IoT sensors and products continue to drop in price and margin. As a response to this, and an interest to develop more vertically-integrated, comprehensive solutions, we began to develop software applications and databases that can analyze and manage the data that its IoT hardware has traditionally just collected. We believe that this will provide us with the opportunity to increase our gross and net profit margins by providing more services and software – through the cloud and/or via a SaaS business model. Currently, we have three primary business focuses on revenue stream and growth generation.

Smart Hardware Provider. We utilize smart hardware from an expanding group of suppliers to deploy through our strategic agreements with channel partners including Verizon, U.S. Cellular, Synnex and Hyperion Partners as the basis to develop our own end-to-end SaaS based intelligent business solutions.

SaaS Software Solutions Provider. Our products and services then enable devices to communicate with each other and with server or cloud-based application infrastructures. These software applications address and solve real-world data collection and monitoring problems to best serve our customers and manage their evolving business requirements.

Industry Technology Innovation. We have sold to customers within various smart hardware related vertical markets that are tied to the broad IoT market. These areas have included markets such as fleet management, healthcare, retail point-of-sale, industrial, energy and utilities and safety and security. As we apply our competencies we can now address a broadening spectrum of software application markets.

We are continuing to evolve from our smart hardware distribution base of mobile broadband hardware to providing end-to-end solutions for mobile internet, M2M, and vertical markets. We serve our clients by simplifying IoT technologies, making them less costly, easier to deploy and overall, more efficient. We intend to continue to leverage our long-standing relationships with strategic partners and jointly build differentiated IoT solutions based on integrated third-party equipment along with our application software. We believe this mixed hardware and software implementation will allow us to build new, more robust, solutions that address multiple customer problems operating on a single company platform.

Significant Highlights

The following highlights and developments for the year ended December 31, 2021 and the interim period ended June 30, 2022:

December 31, 2021

●	Released MiSensors MiTag BT sensor which has an IP67 water-resistant design, provides Bluetooth wireless connectivity and 8 sensors in one device.

●	Launched MiFleet + Vision and added the Flex product portfolio (solar tracker) to enhance our telematics offerings.

●	Entered into an agreement with Bluesky Communications to offer MiFleet to their customers. Initial deployment will upgrade over 300 vehicles.

●	Appointed first distributor in North American market by TOPFLYtech to provide distribution, logistics and technical support.

●	Entered into an agreement with PTI Pacifica Inc., dba IT&E (“IT&E”), the widest 4G LTE data network in the Marianas and Guam, to provide their customer base with MiFleet as a fleet and asset management solution.

●	Started development of a comprehensive set of tools that are propriety that will automate the entire provisioning and activation process for GPS tracking devices, across all manufacturers.

●	Launched MiFleet Drive, a consumer-focused mobile application and MiFleet Bolt, which provides extended battery life for tracking high value assets through our MiFleet platform.

●	Entered into a strategic partnership with AMIT Wireless to expand our IoT product offerings.

June 30, 2022

●	Launched the first phase of the SMART ESG Program to provide Cloud-Based IoT solutions for ESG Assets and Data market.

●	Entered into a strategic partnership with Streamline Transportation Technologies (an Arrow Transportation Systems Inc. company) to kick-off international expansion in SaaS.

●	Jointly with UScelluar to provide 4G LTE Wireless upgrade for Duplin County’s 157 school buses in North Carolina.

COVID-19 Impact on Operations and Financial Position

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. The outbreak led governments and other authorities around the world, including federal, state and local authorities in the United States, to impose measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines and shelter-in-place orders. The outbreak and preventative or protective actions that governments have taken in respect of this coronavirus have resulted in a period of business disruption, reduced customer traffic, negative impact on our order fulfillment, reduced operations, and has adversely affected workforces, economies, and financial markets globally. Furthermore, several of our key products are manufactured in Asia in locations subject to quarantines and factory closures. The magnitude of the impact of COVID-19 outbreak on our business and operations remains uncertain. In addition, we may experience disruptions to our business operations resulting from quarantines, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products and solutions in a timely manner or meet required customer commitments.

Outlook

We are an emerging provider that offers Internet of Things (“IoT”) and connectivity-related business-critical solutions and services. Our customers include technology distributors, cellular operators fleet service providers and any business that needs to monitor or draw data from their machine-based assets. We serve our clients by simplifying IoT Technologies, making them less costly, easier to deploy and overall more efficient. Since 2018 we have been transitioning from a hardware reseller to a SaaS-based, recurring revenue, customized solutions provider, offering turnkey IoT solutions for new and existing customers. SaaS and other services revenue accounted for approximately 10% of our total corporate revenue for the six months ended June 30, 2022.

We continue to expand the industries we serve which now include property management, restaurants, healthcare, cold chain management, retail, offices, fleet management, public safety, and construction.

The large cellular providers are moving towards a technology sunset on their legacy 2G networks. This will affect all 2G devices deployed on their networks and is expected to force a transition to solutions with 4G technologies. We believe our relationships with the cellular providers along with our product and service offerings, will allow us significant sales opportunities.

We continue to experience supply shortages primarily caused by the lingering impact of the COVID-19 pandemic. As a result of the ongoing supply shortages, we reduced our workforce by eight employees in September 2021. Currently, any increases in products, tariffs, taxes or shipping charges that are directly impacted by related inflationary pressures are passed onto our customers as a normal course of business operations. We continue to face delays in receiving products from vendors and do not know at this time when these delays will be resolved. We are working closely with key vendors to reduce the delays and continue to meet our customers’ demands. With additional working capital, we believe we will be able to source additional supplies to meet the demands of our customers. Supply chain disruptions have not materially affected our results of operation or capital resources. Our revenues and gross profit in the first six months of 2022 have significantly improved compared to the first six months quarters of 2021, with product revenue growing to $12,411,022 for the six month period ended June 30, 2022 from $7,067,985 for the same period in 2021, representing a 76% year-over-year growth, and gross profit growing to $4,473,058 for the six month period ended June 30, 2022 from $2,183,447 for the same period in 2021, representing a 105% year-over-year growth. In April of 2022, Dr. Anthony Fauci, the nation's leading infectious disease expert, announced that U.S. is transitioning “out of the pandemic phase” of the COVID-19 health crisis, and at this time we do not anticipate that supply chain disruptions are likely to get worse or have a material effect on our outlook or business goals.

Results of Operation

Results of Operations for the Six Months Ended June 30, 2022

Revenues for the six months ended June 30, 2022 were $13,597,515 compared to $8,018,729 for the same period in 2021. Product revenue of $12,411,022 was up 76% over the same period in 2021 as customers were delaying orders in 2021 due to the pandemic.

Solutions and other services revenue of $1,186,493 was up 25% from the same period in 2021.

Cost of revenues for the six months ended June 30, 2022 were $9,124,457 compared to $5,835,282 for the same period in 2021. The following tables summarize gross profit and gross margin:

	Gross Profit		Gross Margin
	Six months ended June 30, 2022	Six months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Products	$3,633,939	$1,520,315	29.3%	21.5%
Solutions and other services	839,119	663,132	70.7%	69.7%
Total	$4,473,058	$2,183,447	32.9%	27.2%

The Company went through and aggressively reworked the pricing models to achieve healthier margins. The Company also expanded the portfolio of product offerings which permitted higher margin sales.

General and administrative expenses for the six months ended June 30, 2022 were $3,691,388 compared to $3,454,414 for the same period in 2021. Compensation was 10% lower in the second quarter of 2022 vs same period in 2021 due to resignations of our former Chief Financial Officer and a director. Increase in professional fees is mainly due to consulting fees for building our complete IoT bundled solutions, services to raise public awareness of the Company and other corporate development. Increase in other represents the increase in corporate activities.

Research and development costs for the six months ended June 30, 2022 were $701,651 compared to $671,655 for the same period in 2021.

Net income for the six months ended June 30, 2022 was $687,625 compared to a loss of $888,805 for the same period in 2021. The increase in net income was primarily the result of a $5,578,786 increase in revenue and $2,289,611 increases gross profit as compared to the same period in 2021.

Results of Operations for the Year Ended December 31, 2021

Revenues for the year ended December 31, 2021 were $16,525,523 compared to $14,257,460 for December 31, 2020. Product revenue of $14,543,745 was up 20.2% over the previous year as customers were postponing orders in 2020 due to the pandemic.

Solutions and other services revenue of $1,981,778 was down 8% from the same period as last year. SaaS solutions, which comprises the largest amount of solutions and other services revenue, was up 24%.

Cost of revenues for the year ended December 31, 2021 were $11,921,236 compared to $10,180,270 for the same period in 2020. The following tables summarize gross profit and gross margin:

	Gross Profit		Gross Margin
	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2020
Products	$3,273,692	$2,412,168	22.5%	19.9%
Solutions and other services	1,330,595	1,665,022	67.1%	77.0%
Total	$4,604,287	$4,077,190	27.9%	28.6%

The change in products gross margin is mainly due to tariffs. For the year ended December 31, 2021 tariffs were 0.3% of product revenue compared to 1.8% for the year ended December 31, 2020. Wireless data services, which has a lower margin, comprised a greater percentage of solutions and other services in the year ended December 31, 2021 compared to the year ended December 31, 2020.

General and administrative expenses for the year ended December 31, 2021 were $5,856,711 compared to $4,687,360 for the year ended December 31, 2020. The increase was mainly due to increased compensation associated with 4 additional sales employees, professional fees for building complete IoT bundled solutions and services to raise public awareness of the Company and other expenses.

Research and development costs for the year ended December 31, 2021 were $1,158,289 compared to $1,082,065 for the year ended December 31, 2020. The increase was primarily the result of additional engineers related to software development for MiSensors.

Net loss for the year ended December 31, 2021 was $1,637,635 compared to $1,808,962 for the year ended December 31, 2020. The decrease in net loss was primarily the result of $856,605 debt forgiveness and $527,097 increase in gross profit offset by increases of $1,169,351 and $76,224 in general and administrative and research and development expenses, respectively.

Summary of Quarterly Results

The following table is based on our financial statements prepared in accordance with GAAP. Amounts are in US$ except share numbers.

	Q2 2022	Q1 2022	Q2 2021	Q1 2021
	$	$	$	$
Revenue
Products	5,212,313	7,198,709	3,232,185	3,835,800
Solutions & other services	585,289	601,204	474,947	475,797
	5,797,602	7,799,913	3,707,132	4,311,597

Operating Expenses	1,966,661	1,724,727	1,678,205	1,776,209
Net income (loss)	57,505	630,120	(689,509)	(199,296)
Basic income (loss) per share	0.00	0.04	(0.04)	(0.01)
Fully-diluted income (loss) per share	0.00	0.04	(0.04)	(0.01)
Weighted average number shares outstanding - basic	16,135,640	16,135,640	15,631,640	15,208,916
Weighted average number shares outstanding – diluted	16,625,640	16,135,640	15,631,640	15,208,916
Total fully diluted shares	20,659,587	20,659,587	20,184,587	20,558,444

Our business typically undergoes seasonal variation in the fiscal quarter ended March 31 due to disruptions in the manufacturing of hardware components in Asia driven primarily by the observance of the lunar new year holidays during that period and in the fiscal quarter ended September 30 due to summer vacations of the industrial buyers representing business or government customers.

Liquidity and Capital Resources

We define capital as consisting of issued share capital, reserves and accumulated deficit. We expect to fund our operating costs over the next twelve months from expanding sales of our current products and solutions that support our growth and raising additional capital as necessary. Our continuing operations and our financial viability are dependent upon the extent to which we can successfully raise the capital to implement our future plans and ultimately on generating sufficient revenue to attain profitable operations. These factors indicate the existence of an uncertainty that may cast doubt about our ability to continue as a going concern. As of June 30, 2022, we are not subject to any externally imposed capital requirements or debt covenants.

On February 19, 2021, we were granted a second loan (the “Second Loan”) from TAB Bank (“TAB”) in the aggregate amount of $434,105 pursuant to the Paycheck Protection Program (the “PPP”) established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) in the United States. The Second Loan, which was in the form of a promissory note dated February 19, 2021 matures February 19, 2026 and bears interest at a rate of 1.00% per annum, payable in 44 equal monthly payments commencing on June 19, 2022. The Second Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Second Loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. We intend to use the entire Second Loan amount for eligible purposes.

On March 5, 2021, we received notice from the U.S. Small Business Administration that a loan (the “Loan”) dated April 10, 2020, from TAB in the aggregate amount of $422,500 pursuant to the PPP was forgiven in full.

In February and March 2021, we issued 553,140 shares upon the exercise of warrants for proceeds of $426,512.

In July 2021, we issued 4,000 shares upon the exercise of options for proceeds of $3,880.

On August 5, 2021, we received notice from TAB that the Second Loan was forgiven in full.

In November and December 2021, we issued convertible promissory debentures totaling $275,000. The debentures accrue interest at a rate of 10% per annum and are payable semi-annually unless the holder elects to defer payment. All unpaid principal and accrued interest are due two years from date of issuance. The holder of the debenture at any time could convert in whole or any part principal and interest into our common shares at a conversion price of $1.00 per share. In the event of default, all principal and interest due shall become immediately due and payable.

At June 30, 2022 and December 31, 2021, the outstanding balance on our credit facility was $0 and $1,670,833, respectively.

During the six months ended June 30, 2022, we received convertible debenture financing for an aggregate amount of $100,000. Subscribers may convert all or part of the principal amount outstanding under the debentures into shares of our common stock. The debentures are convertible into units described below at the higher of $1.19 or a price equal to the price of the shares or units issued in the next financing carried out before the second anniversary of the closing date, less a 30-per-cent discount.

The units comprise a share and one-half of one warrant, where a whole warrant is exercisable at $0.40 per common share for a two-year term. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually.

During the six months ended June 30, 2022, we issued an unsecured promissory note in the principal amount of $200,000. The note is interest bearing at 5.00% per annum and any payments we make will first be applied to accrued interest and then to principal. The note matures December 31, 2022.

We have a credit facility with TAB which can be accessed through inventory or accounts recievable financings. The following are terms for:

(a)	inventory: we have a daily interest rate with TAB on our Inventory funding of 4.500% over the SOFR Rate; and

(b)	accounts receivable financing: we have a credit facility with TAB whereby it advances funds to us up to 90% of our domestic receivables up to $2,500,000.

We have a variable interest rate with TAB under the credit facility which is the LIBOR rate plus 4.50% and a discount rate at 6.4100%. In addition we have an administration fee with TAB of 0.0070% per diem of the outstanding daily obligations and an annual fee of 0.40%. The credit facility is secured by a lien on substantially all of our assets.

Cash flows provided in operating activities during the six months ended June 30, 2022 were $2,624,411 compared to $2,223,840 used during the same period last year.

Cash flows provided in operating activities during the year ended December 31, 2021 were $1,032,394 compared to $1,990,825 used during the year ended December 31, 2020.

Cash flows used in investing activities during the six months ended June 30, 2022 were $0 versus $3,400 during the same period in 2021. The difference is primarily attributable the purchase of property and equipment during the same period in 2021.

Cash flows used in investing activities during the year ended December 31, 2021 were $12,249 versus $136,313 during the year ended December 31, 2020. The difference is primarily the result of $43,780 development costs of our Brewsee® Keg Management System and $92,523 purchase of property and equipment in 2020 while there was a purchase of property and equipment for $12,249 during the year ended December 31, 2021.

Cash flows used in financing activities during the six months ended June 30, 2022 were $1,558,908 compared to $1,717,847 provided during the same period in 2021. We received $300,000 during the six months ended June 30, 2022 compared to $434,105 for the same period in 2021 from the PPP. During six months ended June 30, 2021, we received $426,512 from the exercise of 533,140 warrants while there was $0 received from the exercise of warrants during the six months ended June 30, 2022. Net repayments on credit facility were $1,670,833 during the six months ended June 30, 2022 while net borrowings under our credit facility were $969,163 during the same period in 2021.

Cash flows provided by financing activities during the year ended December 31, 2021 were $2,077,529 compared to $3,192,100 provided during the year ended December 31, 2020. During the years ended December 31, 2021 and 2020, there were proceeds from note payable of $709,105 and $422,500, respectively. In February and March 2021, we received $426,512 from the exercise of 533,140 warrants. Net borrowings under our credit facility were $1,206,714 higher in the year ended December 31, 2021 than the year ended December 31, 2020. In January 2020, we completed our initial public offering and received net proceeds of $1,820,165. In April 2020, we received $422,500 from a loan under the Paycheck Protection Program.

At June 30, 2022, we had working capital of $1,475,840, and we had a working capital deficit of $32,630 at December 31, 2021.

Capital Resources

Share Capital

We have 40,000,000 shares of common stock authorized with a par value of $0.00001 per share.

On January 7, 2020, we completed our initial public offering and sold 1,328,500 shares of common stock for net proceeds of $1,773,063 after underwriter’s commission and offering expenses of $269,426 of which $47,102 were paid during the year ended December 31, 2019.

On December 15, 2020, we completed an offering and sold 1,695,200 shares of common stock at C$1.05 per share for net proceeds of $1,209,226 after share issuance costs of $123,061.

In March 2021, we issued 533,140 shares of common stock upon the exercise of 533,140 warrants for proceeds of $426,512.

In July 2021, we issued 4,000 shares of common stock upon the exercise of 4,000 options for proceeds of $3,880.

At December 31, 2021, we had 15,635,640 shares of common stock issued and outstanding with no par value.

In January 2022, 500,000 common shares of common stocks were issued at CAD$0.55 in exchange for non-arm’s length consulting fee for corporate development.

Warrants

In January 2020 in conjunction with our initial public offering, we issued warrants to the underwriter to purchase 106,280 shares of common stock with an exercise price of C$2.00 per share and a term of two years.

In November 2020 in a private offering, we issued warrants to purchase 880,000 shares of common stock with an exercise price of $0.80 per share and a term of six months for proceeds of $30,555.

In November and December 2020, in conjunction with an offering, we issued warrants to placement agents to purchase 118,664 shares of common stock with an exercise price of $0.80 per share and a term of six months.

In February and March 2021, we issued 533,140 shares of common stock upon the exercise of warrants for proceeds of $426,512.

In May and June 2021, 465,524 warrants expired and were forfeited.

In January 2022, all remaining outstanding warrants expired.

Stock Options

In October 2017, our board of directors and stockholders approved our 2017 Stock Plan under which 3,500,000 shares of common stock are reserved for the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and performance awards to employees, directors and consultants. Recipients of stock option awards are eligible to purchase shares of our common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of awards granted under the 2017 Plan is ten years and vesting is determined by the board of directors. Stock awards are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement. Unvested shares of our common stock issued in connection with an early exercise allowed by us may be repurchased by us upon termination of the optionee’s service with us. The vesting terms of each option grant are at the discretion of the Board of Directors

In June 2019, our board of directors and stockholders agreed to increase the number of authorized shares reserved for issuance under the the 2017 Stock Plan from 3,500,000 to 4,100,000 shares and add an annual evergreen feature that adjusts the number of authorized shares reserved to an amount equal to 29.99% of the Company’s issued capital stock (other than the maximum number of shares that may be issued through Incentive Stock Options, which is fixed at 4,100,000 shares). As a result of the evergreen feature, the number of authorized shares for issuance increased to 4,528,040 effective January 1, 2021.

At June 30, 2022, 4,126,885 options were outstanding of which 2,668,090 are vested and are exercisable at $0.47 per option; 102,605 are vested and exercisable at $1.53 per option; 6,875 are vested and exercisable at $0.79 per option; 36,000 are vested and exercisable at $0.42 per option; 29,688 are vested and exercisable at $0.41 per option; 4,167 are vested and exercisable at $0.41 per option; 59,557 are vested and exercisable at $0.59 per option; 100,000 are vested and exercisable at $0.79 per option; 390,000 are vested and exercisable at $1.02 per option. We recognized stock-based compensation expense for the six months ended June 30, 2022 of $422,490.

On May 9, 2022, we granted 390,000 and 100,000 stock options to directors with an exercise price of $1.55 and $1.02, respectively.

On March 14, 2022, we granted 435,000 stock options to officers with an exercise price of $0.59 which was the fair market value of a share of stock on the date of the grant.

On February 28, 2022, we cancelled 980,000 stock options, of which 100,000 were exercisable at US$0.79, 485,000 were exercisable at $1.53, 375,000 were exercisable at $1.59, and 20,000 were exercisable at $1.68.

On February 24, 2022, we granted 100,000 stock options to officers with an exercise price of $0.41 which was the fair market value of a share of stock on the date of the grant.

On February 9, 2022, we cancelled 435,000 stock options. of which 85,000 were exercisable at $0.79, 50,000 exercisable at $1.53, and 300,000 exercisable at $1.59.

On February 4, 2022, we granted 175,000 options with an exercise price of $0.41 which was the fair market value of a share of stock on the date of the grant.

On June 1, 2021, we granted 125,000 options of which 100,000 to a director. The options are exercisable at $0.97 which was the fair market value of a share of stock on the date of the grant.

In June 2021, we modified an option for a former board member to extend the period to exercise 66,667 vested options from 90 days to one year (the “Modification”). We recognized an additional $1,694 in stock-based compensation associated with the Modification, included within total stock-based compensation of $629,167.

On March 19, 2021, we granted 675,000 options of which 375,000 were to certain officers. The options are exercisable at $1.59 which was the fair market value of a share of stock on the date of the grant.

On May 20, 2020, we granted 290,000 options of which 100,000 were to a director. The options are exercisable at $0.79 which was the fair market value of a share of stock on the date of the grant.

On January 7, 2020, we granted 755,000 options to certain of our directors and officers. 735,000 of these options are exercisable at $1.53 and 20,000 of the options are exercisable at $1.68 per share. As our Chief Executive Officer beneficially owns more than 10% of our outstanding common stock, per incentive stock option rules in the U.S., his exercise price is 110% of the fair market value of a share of our common stock on the effective date of grant of the option.

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling our the activities as a whole. We have determined that key management personnel consist of executive and non-executive members of our Board of Directors and our corporate officers.

Rich Gomberg, our former CFO is a former employee of CFO Connect. Ed O’Sullivan, a former member of our Board of Directors, is managing partner of CFO Connect. We and Mr. Gomberg terminated our relationship during the six months ended June 30, 2022. We recorded professional fees associated with CFO services for $83,850 for the six months ended June 30, 2022. As of June 30, 2022 and December 31, 2021, we owed $0 and $9,325, respectively.

John Hubler, a former member of our Board of Directors, is a partner of BH IoT Group. On July 28, 2022, Mr. Hubler tendered his resignation as our director to take on the role of chair of our technology advisory board, effective July 28, 2022. In November 2020, we entered into an agreement with BH IoT Group to assist in building our complete IoT bundled solutions. We entered into an initial Phase 1 project expected to last 3 months. At the end of Phase 1, both parties agreed to continue the relationship on a month-to-month basis. We recorded $67,500 professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022. As of June 30, 2022 and December 31, 2021, no balance was due with respect to this agreement.

Mike Zhou, a member of our Board of Directors, is the owner of MYZ Corporate Relations, Ltd. In May 2021, we entered into an agreement with MYZ Corporate Relations, Ltd. to provide consulting services on strategic matters related to business development opportunities, product development and marketing strategies for a monthly fee of $4,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. We recorded $29,400 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022.

In March, 2022, we entered into an agreement with Zeus Capital Ltd. to assist us with corporate finance and strategic initiatives for a monthly fee of $15,000. The agreement is effective for one year and will automatically renew monthly unless terminated by either party upon 30 days advance notice. We recorded $144,540 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022. In January 2022, we issued 500,000 shares of common stock at CAD$0.55 in exchange for consulting fees for corporate development.

Also in April 2022, we appointed Mr. Lichtenwald as our new Chief Financial Officer. Mr. Lichtenwald is a principal of Lichtenwald Professional Corp (“LPC”). We entered into an agreement with LPC to provde CFO services to us for a fee of $12,500 monthly. We recorded $51,500 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022.

At June 30, 2021, $0 was included in accounts payable and accrued liabilities for fees owed to related parties, compared to $46,503 included in accounts payable and accrued liabilities for fees owed to related parties at December 31, 2021.

Critical Accounting Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated interim financial statements are, but not limited to the following:

●	Allowance for doubtful accounts receivable – We make allowances for doubtful accounts based on its best estimate of the amount of probable credit losses in existing accounts receivable. These are determined based on analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and the customers’ credit-worthiness.

●	Provision for excess and obsolete inventory - Inventory is valued at the lower of cost and net realizable value. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. All of these estimates involve uncertainty relating to future pricing, demand and market conditions. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgements related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity (deficiency).

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales. We recognize product returns when incurred due to the infrequent occurrence of returns.

●	Employee retention tax credits – Under the provisions of the CARES Act (Note 10), we are eligible for refundable employee retention credits subject to certain criteria. In connection with the CARES Act, we adopted a policy to recognize the employee retention credit when received given the uncertainty of when the credit will be received. We recorded $24,247 employee retention tax credit during the year ending December 31, 2021, which is included in other income in the consolidated condensed statements of operating loss.

Critical Accounting Judgments

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgements are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

Financial Instruments

Our financial assets include cash and amounts receivable. The carrying value of cash and amounts receivable approximates their fair value due to their short term to maturity.

Our financial liabilities include accounts payables, the Second Loan, credit facility, and customer deposits. The carrying value of these items approximates their fair value due to their immediate or short term to maturity.

Financial Risk Factors

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. We place our cash with institutions that we believe to be of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of our customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 37% of our revenue for the six months ended June 30, 2022 is attributable to sales transactions with one customer.

We have established a credit policy under which each major new customer is analyzed individually for creditworthiness before our standard payment and delivery terms and conditions are offered. Our review includes external ratings, when available, and in some cases bank references, purchase limits and terms are established for each customer and reviewed periodically. Customers that fail to meet our benchmark creditworthiness requirements may transact with us only on a prepayment basis.

In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to our wholesale and retail customers.

Trade and other receivables consist of:

	June 30, 2022	December 31, 2021
Accounts Receivable	$2,892,934	$4,024,625
Allowance for doubtful accounts	(298,505)	(121,319)
Total	$2,594,429	$3,903,306

Aged trade receivable listing:

Days outstanding	June 30, 2022	December 31, 2021
Current	$1,360,375	$3,046,604
1-30	895,216	690,882
31-60	119,949	174,211
61-90	190,456	32,824
>90	326,938	80,104
Total	$2,892,934	$4,024,625

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

We examine current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs. These forecasts take into consideration matters such as our plan to use debt for financing its activity, compliance with any required financial covenants and liquidity ratios, and compliance with external requirements such as laws or regulation.

We have a factoring agreement with external funding. Our accounts payable and accrued liabilities have contractual terms of 30 to 90 days, with the exception of one vendor where payment terms of 36 months have been granted. We are exposed to liquidity risk.

Market risk

(a)	Currency Risk

We are located in the United States and virtually all transactions, including our sales and debt, are negotiated in US dollars.

(b)	Interest Rate Risk

Our debt has fixed interest rates and are not exposed to interest rate risk until maturity. Our credit facility is variable based on the 90 day LIBOR rate. A 1% increase in the 90 day LIBOR rate in 2020 would result in approximately $115 additional interest expense for the six months ended June 30, 2022.

(c)	Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk, financial market risk or currency risk. We are not exposed to significant price risk.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Subsequent Events

We evaluated subsequent events through the date the consolidated condensed financial statements are available for issuance.

Technology Upgrade

On July 25, 2022, we completed the successful technology upgrade of 157 school buses for the Duplin County school district in North Carolina. The 4G LTE upgrade transitions the school district’s antiquated 2G technology to the latest 4G LTE wireless technology for managing its school buses on the UScellular nationwide 4G LTE network. This technology transition allows the school district to leverage the latest technology to monitor its school buses over the three-year term of the agreement starting July 1, 2022.

Appointment of Directors

On July 29, 2022, we announced that Julie Hajduk and David Diamond were appointed as members of our board of directors.

Ms. Hajduk replaced Konstantin Lichtenwald, who tendered his resignation as a director to focus on his role as our Chief Financial Officer.

Mr. Diamond replaced John Hubler, who tendered his resignation as a director of the company to take on the role of chair of the technology advisory board. Mr. Diamond also took on the role of chair of our audit committee.

Convertible Debenture Financing

On August 10, 2022, we announced that we had arranged an offering of unsecured convertible debentures raising up to $1.5 million. Pursuant to the terms of the debentures, the subscribers may convert all or part of the principal amount outstanding under the debentures into shares of our common stock. The debentures are convertible into shares of our common stock at the higher of $1.19 or a price equal to the price of shares of our common stock in the next financing carried out before the second anniversary of the closing date less a $0.25 discount. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually.

Concurrent with the offering of the debentures, we shall grant and issue up to 750,000 share purchase warrants on the basis of one-half of one share purchase warrant for each $1.00 of debenture principal under subscription, where a whole warrant shall be exercisable at $0.86 share of common stock for a two-year exercise term.

The debentures are unsecured and the use of proceeds from the offering shall be used for working capital and general corporate purposes.

The company may pay finders’ fees to eligible finders in cash or warrants or a combination of both.

BUSINESS

Our Company

Direct Communication Solutions, Inc. is a technology innovation company in the sensor sector of information technology solutions for the Internet of Things (IoT) market. We were established in 2006 and are headquartered in San Diego, California. We focus our business on generating revenue streams and growth in the following three principal areas.

Smart Hardware Provider. We deploy smart hardware to our customers from an expanding group of suppliers through strategic agreements with channel partners including Verizon Communications, Inc., United States Cellular Corp., Synnex Corporation and Hyperion Partners, and use this deployment as the basis to develop our own end-to-end SaaS based intelligent business solutions.

SaaS Software Solutions Provider. Our products and services then enable the smart hardware devices we deploy to communicate with each other and with server or cloud-based application infrastructures. Our software applications address and solve real-world data collection and monitoring problems to best serve our customers and manage their evolving business requirements.

Industry Technology Innovation. Our customers include participants in various smart hardware-related vertical markets that are tied to the broad IoT market, including the fleet management, healthcare, retail point-of-sale, industrial, energy and utilities and safety and security markets. As we continue to apply our core competencies, we believe that we will be able to address a broadening spectrum of software application markets.

We continue to evolve from our smart hardware distribution base of mobile broadband hardware to providing end-to-end solutions for mobile internet, machine-to-machine (M2M), and vertical markets. We expect to continue to leverage our long-standing relationships with our strategic partners and to build differentiated IoT solutions based on integrating third-party equipment with our proprietary application software. We believe that this mixed hardware and software implementation will allow us to build new and more robust solutions that address multiple customer needs operating on a single company platform.

Our Products and Services

Our full-service IoT solutions allow our customers to obtain real-time data on their operations, assets, and overall business performance. We serve our clients by simplifying IoT technologies, making them less costly and easier to deploy, thereby solving real-world problems and providing our clients with key actionable insights that enable them to run their businesses more effectively and efficiently. Our products and services include Smart Hardware Solutions, Cloud-based SaaS Solutions, Managed Services and Data Solutions.

Smart Hardware Solutions

We provide smart hardware based on the latest 4G/5G technologies that is available for the global IoT business ecosystem. Our smart hardware devices enable end-to-end data intelligence collection and operational analysis to better serve the business needs of our customers. Our global ecosystem of partners and vendors allows us to leverage our smart hardware portfolio into new recurring revenue streams by providing our customers with connectivity, engineering, and logistics services.

GPS Device Portfolio. Because of our clients’ complex business demands, we offer our clients a broad selection of GPS devices. Our extensive ecosystem of GPS devices allows us to provide the right device with the optimal features and functionality to satisfy client requirements. Our GPS device offerings are designed to track, provide data on actionable items and provide detailed reporting on key data points related to our clients’ assets and vehicles. We maintain strategic partnerships with multiple global GPS device manufacturers and are able to access the most appropriate devices on the market to cover substantially all use cases, ranging from basic tracking to dash cameras and ruggedized in-vehicle tablets for electronic logging device (ELD) and workforce management. Additionally, we provide our clients with technical and integration services through our in-house engineers to customize devices in a way that will meet our clients’ requirements.

Sensor Portfolio. We offer a diverse suite of sensors that enable our clients to deploy IoT sensor ecosystems that can address their monitoring needs by providing key insights into actionable items, and that can alert them to potential problems within their business before those problems impact business operations. Our extensive sensor portfolio encompasses multiple sensor types and technologies. IoT sensors can detect potential issues and provide actionable intelligence across a wide range of metrics from water leaks in a facility building to possible contamination throughout an operation process. Because sensors can provide advanced insight into potential issues, they allow clients to access data on preventative maintenance early. Sensors can also provide predictive maintenance data, allowing business owners to identify a problem and correct it before it becomes an issue requiring costly repairs or the replacement of valuable assets that can have a significant financial impact. Sensors can be seen as a type of “insurance” for machines.

Cloud-based SaaS Solutions

We offer cloud-based SaaS solutions that are designed to be user-friendly and accessible from both web and mobile applications. These solutions are applicable to multiple industries and can be integrated with other third-party applications, which can add additional value to clients and thereby increase our revenues. Our SaaS solutions collect raw data and enable real-time visibility into alerts, notifications, and predictive maintenance through customizable on-demand reporting.

MiFleet. MiFleet is a transportation and logistics-focused cloud-based platform for small and medium sized businesses of any complexity. Our MiFleet platform is customizable to client requirements and leverages our smart hardware device portfolio, which we believe gives us a significant competitive advantage in the market due to our extensive GPS tracking devices ecosystem. We designed our software platform to optimize fleet operational efficiencies by lowering costs related to fuel consumption, labor, and maintenance. The MiFleet platform also integrates IoT sensor data to track high value assets and goods as they move through the global supply chain. Combining sensors into MiFleet creates additional value and can provide critical tools for managing costs related to lost or perishable products by tracking location and sensor data such as temperature or humidity.

MiSensors. MiSensors is our propietary cloud-based software platform for IoT sensor deployment, device management and service enablement of our extensive offering of sensor types and technologies. The MiSensors platform is a real-time monitoring solution for IoT sensors that allows our clients to set sensor reporting rules based on their business requirements and receive alerts via email or SMS in the event of a trigger notification. MiSensors allows our clients to deploy customizable IoT sensor ecosystems quickly and easily across multiple business locations, to create hierarchies based on roles, and to set sensor reporting values based on business needs.

Video Telematics. Our video telematics solutions and services complement our fleet-tracking technologies by incorporating cellular dash cameras and video analytics into our product offerings. Video telematics is a fast-growing segment of IoT that provides additional value to our clients, and can create higher recurring revenues for us. Our video telematics solutions and services enhance our transportation/logistics offerings by providing real-time video to our clients that we combine with Artificial Intelligence (AI) analysis to identify risky driver behavior, which a company can then act on and correct through coaching, training, or driver termination. Video telematics can also be a valuable tool in helping reduce the risk of unnecessary litigation by capturing video evidence in the event of an accident. Some insurance providers have begun to see the value in video telematics and have offered discounts on premiums based on a reduction of the risk of frivolous lawsuits, which is another potential benefit of the solution.

Managed Services and Connectivity Solutions

We also provide technical services that extend our business reach and capture additional opportunities that are syngeneic with our core solutions through delivery of data connectivity and active managed services. Our service solutions are continuous and can recur throughout the customer lifecycle via optimization.

MiConnectivity. MiConnectivity is our global data solution for cellular data connectivity. It can provide additional value to our clients and can increase our recurring revenues by bundling data connectivity with our SaaS platforms and smart hardware. MiConnectivity can provide our customers with valuable insight into the cellular data costs of IoT solutions through analytics and optimization of rate plans across multiple providers of IoT connectivity in one platform. By integrating multiple cellular network technologies, we are able to offer our clients access to global connectivity for multiple devices and technologies. MiConnectivity can help our customers reduce their overall connectivity costs by leveraging our substantial and growing connectivity subscriber base. In addition to providing reduced connectivity costs and valuable insight into device activity and performance, we are also able to provide our clients with customized support in the event issues arise, since we are providing the platform to manage all their devices on a global scale. We believe that MiConnectivity is a cost-effective addition for any customer that needs data services when purchasing our products and solutions.

MiServices. MiServices is our managed services offering that provides our customers a “worry-free” experience when deploying our IoT devices and solutions. Through MiServices we offer engineering and logistical services as a paid service that reduces the cost and complexity of configuring and deploying IoT devices for our clients. Our offering is flexible and can be tailored to our clients’ needs depending on their technical capabilities. MiServices can provide itemized services or can provide a full suite of device deployment services. MiServices offers script development, loading configurations, SIM card insertion, carrier APN settings, pairing device and SIM card, activation services, device readiness validation and custom labeling and packaging. Once deployed, our customers can rely on MiServices for maintenance, technical support and troubleshooting for errors, which can greatly reduce the time and costs for the end-user and thereby increase the efficiency of the customer’s operation.

Our Competitive Strengths

We believe that we have attributes that differentiate us from our competitors and provide us with significant competitive advantages. Our key competitive strengths include:

●	Industry Expertise: Our executive leadership team, consisting of our Chief Executive Officer, our Chief Operating Officer, our Chief Technology Officer, our Chief Financial Officer and our Executive VP of Sales, has over 100 years combined experience in the technology and IoT industry. The team’s experience and skills are diverse, unique and complement each other in the areas of IoT devices/equipment, software and cellular wireless connectivity. The core of the team has worked together for almost a decade and is committed to our continued growth and overall success.

●	Our Culture: We acknowledge our customer as the most valuable component in our business. We strive to represent ourselves as an extension of our clients’ organizations, and we believe this has contributed greatly to our long-lasting relationships with our customers. Because of our deep involvement with our customers’ business needs, we are able to focus on the delivery of solutions that can meet and exceed their expectations.

●	Our Knowledge: We believe that our broad experience and deep engineering roots are what our clients seek. We strive to simplify complex solutions for mass adoption by working closely with our customer and looking at technology through their eyes to come up with an approach that can be greatly simplified to accommodate their dedicated market segment. We have the privilege of working with some of the most experienced professionals in their respective markets, which helps strengthens our team and our solution offerings.

●	Our Staff: Each of our three departments – Sales, Engineering and Operations – function within their respective boundaries of expertise. Our sales team focuses on customer desires and expectations, and our engineering team creates and builds the solution, while our operations team focuses on the overall delivery and customer experience.

●	Our Competitive Nature: We strive to find what we believe to be the best solutions at the optimal price points to provide our customers a competitive advantage.

●	Partnerships: We have a demonstrated history of working with North America’s leading cellular wireless carrier partners. Our relationships have allowed us to create solutions that operate on our partners’ cellular networks and enable our partners’ sales channel to leverage our IoT solutions. We are a Platinum Elite partner with Verizon and Mr. Bursey, our Chief Executive Officer, participates in the Verizon IoT Advisory Council, which we believe provides us with valuable insight into future IoT trends and market segments.

●	One Stop Solutions Provider: We believe that our consultative approach, which is predicated on a deep understanding of the inner workings of IoT solutions, gives us a competitive advantage. Our industry is largely fragmented into device manufacturers, software developers and cellular connectivity resellers. In contrast, we offer an “a-la-cart” portfolio that can address each independent need or can combine all elements into a single solution tailored to a customer’s need.

●	Distinctive Solution: Our level of exposure, understanding and experience all contribute to our ability to differentiate ourselves in creating many custom-tailored solutions in the IoT Market. Our clients turn to us to solve a problem – typically a unique problem – and together we collaborate with them in putting the pieces of the solution together, which can include a device, wireless connectivity and software or a software API.

Our Growth Strategy

We seek to connect new and existing devices to eliminate inefficiencies by obtaining real time data for our customers. The adoption of IoT has outpaced traditional products and services in improving business outcomes. The IoT industry is appealing to many industry verticals. Our growth strategy includes:

●	Expand and Enhance Global Strategic Partnerships: We intend to stay relevant and to avoid supply chain disruptions by establishing, expanding, and enhancing our relationships with leading IoT companies and original equipment manufacturers (OEMs). We believe that this approach should give us immediate access to some of the most important products available on the market, which will allow us to satisfy our existing customer base and expand our reach to new customers. Our execution of this element of our growth strategy does not depend upon our raising funds in this offering, as we plan to continue to fund this growth strategy from our current operations.

●

Reach new customers-SaaS: We intend to integrate new partnership products and software into our SaaS solutions, which we expect will allow us to create an open ecosystem and expand the value proposition of our SaaS, and thereby increase our revenues by charging for this additional value. We believe that a diversified inventory will provide us with a significant advantage in increasing our SaaS growth. In addition, while we expect to continue to leverage our network of carriers, dealers, and value-add resellers to reach new customers, we also intend to selectively invest in precision marketing programs that will educate targeted groups of potential customers, which we expect will result in a high conversion rate to paying customers. Our execution of this element of our growth strategy is dependent upon our raising fund in this offering. It will be part of our marketing budget, and we anticipate spending approximately $500,000 over the 12-month period following completion of this offering.

●

Enter New Verticals: We currently have an established presence in the transportation and logistics markets. However, there are numerous other markets, such as the environment, social and governance (ESG) market, that are underserved and which we intend to address. For example, the IoT plays a critical role in enabling ESG data collection, analysis, and management, and to penetrate this market we are creating a Smart ESG Program and an ESG-specific app that are designed to provide customers with information that they can use to improve their overall performance. Our execution of this element of our growth strategy is dependent upon our raising fund in this offering It will be part of our marketing budget, and we anticipate spending approximately $500,000 over the 12-month period following completion of the offering. This element of our growth strategy will be a lower priority than the strategy outlined under the “Reach new customers-Saas” bullet above in the event we realize a lower level of funding in this offering than we currently anticipate.

●	Invest in New Technologies: We seek to develop new proprietary technologies in a variety of sectors. Our existing team of engineers are actively developing new solutions to sell into our existing customer base. Our execution of this element of our growth strategy is dependent upon our raising funds in this offering. It will be part of our R&D budget, and we anticipate spending approximately $1,000,000 over the 18-month period following completion of this offering.

●	Increase Staffing: We intend to hire additional personnel, specifically engineers and business development professionals, to grow our business with the goal of dedicating more time to customer relationships and retention while continuing to develop new products. Our execution of this strategy is dependent upon raising fund in this offering. It will be part of our staffing budget, and we anticipate spending approximately $1,000,000 over the 12 month period following completion of this offering.

●	Acquisitions: We will take an opportunistic approach regarding strategic acquisitions of accretive companies with high growth potential, and expect to focus on SMB Telematics solutions providers. When evaluating strategic acquisitions, we expect to examine any new technologies, new market verticals, and cross-selling opportunities that a target may provide us. Although we believe acquisitions may play a critical role in our future growth, we do not have any agreements, commitments or plans for any specific acquisitions at this time. Our execution of this strategy is dependent upon raising fund in this offering. It will be part of our general working capital budget, and we anticipate spending approximately $1,000,000 over the 12 month period following completion of this offering.

Our History

Direct Communication Solutions, Inc. was formed as a Florida corporation on September 9, 2006 and reorganized on April 3, 2017 under the laws of the State of Delaware. Since our inception, we have been a technology solutions integrator focusing on connecting the IoT. We provide information technology solutions for the IoT market. We distribute IoT components, including sensors and system integrators. Our wireless engineers and industry experts assist clients in integrating components into their systems and applications. We develop industry-specific product and software applications. Our software applications and scalable cloud services collect and assess business-critical data from various types of assets. We generate revenue primarily from product sales, and increasingly from SaaS, managed services and connectivity solutions.

In January 2020 we closed an initial public offering in Canada, consisting the issuance of 1,328,500 shares of common stock. Our Common Stock began trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DCSI” on January 6, 2020. We are a reporting company in Canada and comply with applicable quarterly and annual reporting requirements. Our fiscal year end is December 31. Our Canadian filings on SEDAR can be found online at www.sedar.com. Our financial statements on SEDAR are prepared in accordance with International Financial Reporting Standards (“IFRS”).

On June 19, 2020, we began trading on the OTCQB Venture Market (“OTCQB”) under the symbol “DCSX”. Neither the Company nor any predecessor has been in bankruptcy, receivership or any similar proceeding. We are not, and never have been, a shell company (as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934). Our primary SIC Code is 5045 (Computers, Peripherals and Software).

Our Industry

IoT or Internet of Things is the interconnection of various devices, machines or appliances that generate data.  The aim of IoT is not just to create data, but also to extract valuable insights and information from the data generated by various devices.  Devices include vehicles, smart phones/gadgets, appliances and other products that have electronic sensors and software embedded into their core systems. Connectivity, cloud computing, and marketing automation are all driving IoT demand.   Numerous industries, governments and consumers utilize IoT to enhance operational efficiency, mitigate risks, improve functional visibility, increase revenue streams, and ensure maximum customer engagement.

According to Fortune Business Insights, the global (IoT) market is projected to grow from $478.36 billion in 2022 to $2,465.26 billion by 2029, at a CAGR of 26.4%. The IoT market experienced lower-than-anticipated demand during the global Covid-19 pandemic

Research and Development

We continue to invest in the research and develop of products and solutions which complement our current core offerings. Our efforts are focused on a proprietary device management platform, as well as a remote monitoring and inventory management system.

The proprietary device management offers overall efficiencies and organizational tools to both our internal operations as well as provide a value-add application for our customer to automate device preparation prior to deployments, analyze in field devices and provide historical status events. Cost reduction of in field devices is the objective.

The remote monitoring and management system provides a global overview to manage company assets, equipment usage and insight into product replenishment.  Key data points will drive predictive stock replenishment, equipment servicing and historical data to aid in future decision making processes.

Customer Concentration

For the years ended December 31, 2021 and 2020, a single customer, One Step GPS LLC, accounted for 39% and 37% of our revenue, respectively, and 67% and 47% of our accounts receivable, respectively. See “Risks Related to our Business and Industry” – We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Competition

The IOT marketplace for service and solutions providers is highly fragmented. Most vendors offering software and/or hardware address only part of specific industry verticals or a portion of one-stop solutions services.

Over the past few years, sensor prices have dropped considerably due in part to technology innovations. At the same time, the cost of internet bandwidth has also declined precipitously, with the introduction of new technologies like 4G/5G, Category M1 and NBIoT (Narrow Band IoT). Concurrently with this, smartphones are now becoming the personal gateway to the IoT, serving as a remote control or hub for the connected home, connected car, or the health and fitness devices consumers are increasingly starting to wear.

The principal competitive factors impacting the market for our products and services are global scale, innovation, reputation, customer service, product quality, functionality, reliability, time-to-market, responsiveness and price. Our continued success in our vertical markets will depend in part upon our ability to continue to innovate and design quality products and deploy solutions at competitive prices and with superior support services to our customers.

Based on the current market, we believe are positioned favorably against our competitors. Our products and services allows us to provide the customer a one-stop solutions services from hardware, and software to connectivity. However, some of our competitors have longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources. We will explore our strengths and opportunities in the market and may choose to enter or expand into new markets as needed.

Government Regulation

We believe that we are in material compliance with all federal and state regulatory requirements applicable to our business, however regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Furthermore, our customers and potential customers conduct business in a variety of industries, and regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. We may be subject to laws and regulations governing issues such as privacy, data security, the use of biometric data, labor and employment, anti-discrimination, whistleblowing and worker confidentiality obligations, product liability, consumer protection and warnings, marketing, taxation, competition, arbitration agreements and class action waiver provisions, and terms of service, among other issues. We are committed to complying with, and helping our customers comply with, applicable regulations and requirements. See the following Risk Factors above under “Risks Related to our Business and Industry” – Privacy concerns and laws, evolving regulation of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business; Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business; and Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

Intellectual Property

We rely on a combination of patent, copyright and trademark laws, trade secrets, some software security measures (e.g., to protect trade secrets), license agreements and nondisclosure agreements to protect our intellectual property. We pursue registration of trademarks but currently hold no patents on our products.

Human Capital Management

As of September 1, 2022 we employed 27 people, all of whom are full-time employees. We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages. We believe that our relations with our employees are good and have been maintained in a normal and customary manner.

The success of our business depends on large part on our ability to attract, retain and develop a diverse population of talented and high-performing employees. We believe that we have attracted a core of seasoned professionals with strong track records and deep experience in the IoT Industry, and these individuals are complemented a group of employees who are eager to learn and who benefit from the experience and leadership of our senior management. We prioritize and invest in creating opportunities to help employees grow and build their careers through ongoing training and exposure to new opportunities within our company and externally with our clients.

Our culture is an extension of our dedicated staff and is based on our core values. We are loyal. We are trusted. We all have a growth mindset, set to achieve the goals of our company and the goals of our clients. We focus on being an extension of our client’s business – executing on tasks as though we are truly a part of their business.

We believe our performance-based approach to compensation has created a culture of winning; group collaboration and a team first mentality.  Our staff understands that no matter the role within the company we all have a direct impact on the success of the business.  Everyone’s actions contribute to the business.

Properties

Our corporate headquarters is located at 11021 Via Frontera, San Diego, California. This facility comprises approximately 11,543 square feet of space, pursuant to a lease agreement expiring on October 31, 2026. We do not own or lease any other real property. We believe that this facility is suitable to meet our needs, and that, should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

Legal Proceedings

From time to time, we may be involved in various litigation matters arising in the ordinary course of our business, although we are not currently involved in any such litigation matters.

MANAGEMENT

The following table sets forth certain information as of          , 2022 about our executive officers and members of our Board.

Name	Age	Position
Chris Bursey	54	President, Chief Executive Officer and Chairman
Konstantin Lichtenwald	38	Chief Financial Officer
David Scowby	49	Chief Operating Officer
Eric Placzek	34	Chief Technology Officer
Michael Lawless	51	Executive Vice President of Sales
Mike Zhou	31	Director
William Espley	72	Director
Julie Hajduk	52	Director
David Diamond	72	Director

Executive Officers

Chris Bursey is the founder of the Company and has served as our Chief Executive Officer since 2008. Prior to founding DCS, Mr. Bursey has held senior sales and management roles throughout his career as Sales Manager for Novatel Wireless, a communications device company from 1999 – 2001, Director of Sales for Wavecom, an embedded wireless module manufacturer from 2001 – 2003, Co-founder of NexAira, a cellular distribution company, from 2003 – 2004 and Vice President of the Americas region for Motorola Israel, a communications equipment company, from 2004 – 2008. Mr. Bursey began his career as an air traffic controller in the U.S. Navy serving on the USS Midway and the USS Kitty Hawk.

Mr. Bursey’s position as the founder of the Company, as well as his pioneering roles in various aspects of the wireless communications industry ranging from cellular payment processing to the creation of cellular routers and GPS monitoring devices, qualifies him to serve on our Board of Directors.

Dave Scowby has served as our Chief Operations Officer since October 2018, and before that was Vice President, Product Development at the Company from July 2013 to October 2018. Before joining the Company, Mr. Scowby was Director of Sales at ALK Technologies, Inc. (now a Trimble Company, PC*MILER), a transportation and logistics technology company, from June 1995 to September 2003, was Executive Director, Syncwise Division at L1 Technologies, Inc., a technology services provider, from September 2011 to July 2013, and was the founder and President of Kings Management, LLC a sports management company, from July 2004 to December 2007. Mr. Scowby holds a B.S.E. in Engineering & Operations Research Management, and a Certificate in Architectural Design, both from Princeton University.

Eric Placzek is our Chief Technology Officer, a position he has held since September 2018. Mr. Placzek joined the company in 2014 as Field Applications Engineer. Prior to 2014, Mr. Placzek was Field Applications Engineer of CalAmp Corp., a connected intelligence company. Prior to joining CalAmp Eric held the position of Systems Test Engineer at 7Lyaers (now Bureau Veritas), a testing, inspection and certification company. Mr. Placzek holds a Bachelors of Science in Electrical Engineering and a Masters of Science in Computer Engineering from California State Polytechnic Pomona.

Konstantin Lichtenwald has served as our Chief Financial Officer since April 11th 2022. He has been Managing Partner of Lichtenwald Professional Corp., a professional services company, from 2014 to the present. Mr. Lichtenwald holds the professional designation of chartered professional accountant (CPA, CGA), and is a member of the Chartered Professional Accountants of British Columbia and the Chartered Professional Accountants of Canada. Mr. Lichtenwald earned his Bachelor of Business Administration from Pforzheim University in Germany. He is also currently Managing Director of Zeus Capital Ltd, a position he has held since April 2018, and he also co-founded Prince Capital Corp. in August 2020.

Mike Lawless is our Executive Vice President of Sales, a position he has held since January 2012. Prior to joining the Company, Mr. Lawless was the Senior IoT Sales Manager of Kyocera Wireless, a communications device manufacturer, from 2008-2009, was Business Development Coordinator of Wavecom, an embedded wireless technology company, from 2001 to 2003, Western Regional Sales Manager of Metrum Technologies, a Smart Meter equipment company, from 2009 to 2012, and Director of Sales of NexAira, a wireless routing company, from 2005 to 2008. Before that Mr. Lawless served in the U.S. Navy for four years, including combat during Operation Desert Storm.

Directors

Mike Zhou was appointed director of the Company on May 26, 2021. From 2019 to the present, Mr. Zhou has served as owner and President of MYZ Corporate Relations Ltd., a private investment and consulting firm that is primarily involved with the North American capital markets. From 2017 to 2018. Mr. Zhou was an Analyst and Associate with PI Financial, a privately-owned Canadian brokerage firm, where he worked directly with the firm’s Vice President and Managing Director. From 2013 to 2015, he was Corporate Development Manager for BiYond Corp., an IoT services company. Mr. Zhou has been a member of the board of directors of the following Canadian public company: Explorex Resource Inc. (which is now known as Raffles Financial Group), a natural resources exploration company from August 15, 2019 to April 16, 2021. Mr. Zhou holds the Project Management Professional designation from the Project Management Institute, and a Bachelor of Science Degree in Statistics and Economics with Minor in Commerce (Saunders School of Business) from the University of British Columbia.

Mr.Zhou’s accumulated experience in international business strategy, the capital markets, and the technology sector, as well as his management positions and director roles in the financial-technology, digital marketing, consulting, and financial sectors, makes him qualified to serve on our Board.

William Espley was appointed director of the company in October 2017. From 2003-2010, Mr. Expley was a founding investor in, and served as Investor Relations principal for, Net 1 UEPS Technologies, Nasdaq-listed payment systems provider. Mr. Espley was also a member of the board of directors of American Bullion Minerals Ltd., a mining claims company, from 2008 to 2011, and was its Vice President from 1997 to 2002. He is currently the President and a director of White Tiger Venture Group Ltd., a position he has held since 2015, and the President and a director of Predictive Health Analytics Inc., a position he has held since 2017. From 1994 to 1996, Mr. Espley was a licensed registered representative for C.M. Oliver & Co., a member firm of all of the Canadian stock exchanges. Prior to that, Mr. Espley was a founder and served as President of Professional Canadian Investment Group Inc. (PROCAN), a venture capital company that funded technology and oil & gas companies, from 1985 to 1994.

Mr. Espley’s expertise in business acquisition planning and financing, as well as his venture capital, investor relations and board experience, all qualify him to serve on our Board.

Julie Hajduk was appointed director of the Company on July 28, 2022. Ms. Hajduk is currently the President and CEO of Li-FT Power, a CSE-listed mineral exploration company, a position she has held since May 2021, and since August 2020 has also been CEO of Prince Capital Corp, an exempt market dealer. Ms. Hajduk has served on the board of directors of several public companies over the last 20 years including, most recently, Element 79 Gold Corp from March 2020 until June 2022. Since April 2021 she has also been a director of Little Fish Acquisition I Corp. a Canadian public company formed to identify and evaluate assets or businesses for acquisition. Ms. Hajduk was also director of Opawica Exploration Inc,, a Canadian junior exploration company, from January 2019 to October 2020, and BioCure Technology Inc., a biopharmaceutical company, from January 2012 to February 2019. She founded her own PR and Communications firm, Purple Crown Communications 10 years ago and in that role, she has proven to be an asset to clients by assisting in raising non-brokered and brokered capital for clients along with making sure their news and communications strategies are compliant with regulatory bodies.

Ms. Hajduk’s current role as a CEO for Li-FT Power, Prince Capital Corp., and Purple Crown along with her experience as a multifaceted investor relations specialist and having been a Board member of multiple CSE and dual listed companies qualifies her to serve on our Board.

David Diamond was appointed director of the company on July 28, 2022. Mr. Diamond is currently Managing Director of CBIZ, a Nasdaq-listed provider of accounting, tax, and advisory services, a position he has held since January 2005. He is also a member of the board of directors of RenovoRX, a Nasdaq-listed clinical-stage biopharmaceutical company, where he is the Lead Independent Director and the Chair of its Audit Committee. He has been a member of the board of directors of Vaneltix Pharma, a pharmaceutical company, since June 2022, and was a member of board of directors of Oncotelic, an immuno-oncology company, from June 2020 to July 2021. Mr. Diamond has over 30 years of experience in industry and in public accounting, including expanding two local CPA firms in San Diego and selling them to national CPA firms. He is an active CPA, is a former auditor, and is current on FASB issues and changes in the accounting industry.

Mr. Diamond’s significant experience assisting management teams and board directors with capital financing and strategic business planning, and his deep expertise in accounting matters, qualify him to serve on our Board.

Corporate Governance

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board. The number of directors will be fixed by our Board, subject to the terms of our certificate of incorporation and amended and restated bylaws. Our board currently consists of five directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

●	Our Board is not staggered, with all of our directors subject to annual reelection;

●	Three of our five directors are independent for purposes of NYSE American listing standards;

●	We do not have a shareholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

We face a number of risks, including those described under the section entitled “Risk Factors” included elsewhere in this prospectus. The Board actively manages the Company’s risk oversight process and receives periodic reports from management on areas of material risk to the Company, including operational, financial, legal, and regulatory risks. The Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee assists the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee assists the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed about the risks.

Director Independence

The NYSE American company guide requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. The NYSE American company guide further requires that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

Prior to the completion of this offering, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of  Mr. Diamond, Ms. Hajduk and Mr. Espley qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq. These rules require that our Audit Committee be composed of at least three members, one of whom must be independent on the date of listing on the NYSE American, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Board Leadership

The offices of the chairman of the Board and chief executive officer are currently combined. Mr. Bursey serves as the Company’s chairman and chief executive officer. The Board has determined that having our chief executive officer also serve as the chairman of the Board provides us with optimally effective leadership and is in our best interests and those of our stockholders. The Board believes that this structure is the most appropriate structure at this time for several reasons. Mr. Bursey is responsible for the day-to-day operations of the Company and the execution of its strategies. Since these topics are an integral part of Board discussions, Mr. Bursey is the director best qualified to chair those discussions. In addition, Mr. Bursey’s experience and knowledge of the Company and the industry are critical to Board discussions and the Company’s success. The Board believes that Mr. Bursey is well qualified to serve in the combined roles of chairman and chief executive officer and that Mr. Bursey’s interests are sufficiently aligned with the stockholders he represents.

The Board does not have a lead independent director. To help ensure the independence of the Company’s Board, the independent directors of the Board intend to meet without members of management at various times during the year.

Board Committees

Our Board of Directors will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our Board of Directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE American and SEC rules and regulations.

Following the completion of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.dcsbusiness.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Upon completion of this offering, Mr. Diamond , Ms. Hajduk and Mr. Espley will serve on the Audit Committee, which will be chaired by Mr. Diamond . The committee’s primary duties are to:

●	review and discuss with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the results of the independent auditor’s audit or review, as the case may be;

●	review our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;

●	oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;

●	provide an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;

●	review any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;

●	prepare the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;

●	establish procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and

●	approve all audit and permissible non-audit services conducted by our independent registered public accounting firm.

All members of our Audit Committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE American company guide. Our Board of Directors has determined that  Mr. Diamond qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our Board of Directors considered the nature and scope of experience that  Mr. Diamond has previously had with public reporting companies. Our Board of Directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the Audit Committee set forth in the rules of the SEC and the NYSE American company guide. Both our independent registered public accounting firm and management will periodically meet privately with our Audit Committee.

Compensation Committee

Upon completion of this offering, Mr. Diamond , Ms. Hajduk and Mr. Espley will serve on the Compensation Committee, which will be chaired by Mr. Espley. The committee’s primary duties are to:

●	approve corporate goals and objectives relevant to chief executive officer compensation and evaluate performance in light of those goals and objectives;

●	determine and approve executive officer compensation, including base salary and incentive awards;

●	make recommendations to the Board regarding compensation plans; and

●	administer our stock plan.

Our Compensation Committee determines and approves all elements of executive officer compensation. It also provides recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

Our Board of Directors has determined that each member of the Compensation Committee is “independent” as defined in the applicable NYSE American company guide rules. Each member of our Compensation Committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Upon completion of this offering, Mr. Diamond , Ms. Hajduk and Mr. Espley will serve on the Nominating and Corporate Governance Committee, which will be chaired by Mr. Espley. The committee’s primary duties are to:

●	consider director nominees recommended by stockholders and recommend nominees for election as directors;

●	oversee the evaluation of the Board;

●	review our Board’s committee structure and composition and make recommendations; and

●	develop, recommend and oversee our corporate governance principles, including our Code of Business Ethics and Conduct.

Code of Business Ethics and Conduct

Prior to the effectiveness of the registration statement of which this prospectus is a part, our Board will adopt a written code of business ethics and conduct that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at www.dcsbusiness.com. If we make any substantive amendments to, or grant any waivers from, the code of business ethics and conduct for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

We are a “smaller reporting company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to emerging growth companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of our named executive officers for the year ended December 31, 2021 and 2020, consisting of Chris Bursey, our President, Chief Executive Officer and Chairman, and our two other most highly compensated executive officers as of December 31, 2021,  Eric Placzek, our Chief Technology Officer, and Rich Gomber, our Ex-Chief Financial Officer.

Summary Compensation Table

The following Summary Compensation Table contains information regarding compensation for 2020 and 2021 that we paid to Mr. Bursey and our two other most highly compensated executive officers as of December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Chris Bursey Chief Executive Officer	2021	216,923	-	-	-	-	-	-	216,923
	2020	259,963	10,000	-	-	-	-	-	269,963
Rich Gomberg(1) Chief Financial Officer	2021	297,797	-	-	-	-	-	-	297,797
	2020	302,130	10,000	-	-	-	-	-	312,130
Dave Scowby Chief Operating Officer	2021	228,868	-	-	-	-	-	-	228,868
	2020	230,924	1,000	-	-	-	-	-	231,924

(1)	Mr. Gomberg receives his remuneration as a consultant to the Company through a third party contract services corporation. Mr. Gomberg resigned as the CFO on March 31, 2022

Employment Agreements

We have employment agreements with our four executive officers, Mr. Bursey, Mr. Scowby, Mr. Placzek and Mr. Lawless. Each agreement can be terminated by either party upon at least thirty days prior written notice. The Company may terminate the executive officer’s employment, for cause, as defined in the agreement, at any time, without any advance notice. Subject to the notice provisions described in the agreement, the executive officer may terminate employment with us for good reason as defined in the agreement. Subject to the agreement provisions, in situations where the Company terminates the executive officer’s employment without cause, or the executive officer resigns for good reason, then the executive officer will be, under certain conditions, entitled to severance compensation from the Company equal to fifty percent (50%) of executive officer’s then current base salary plus payments of medical insurance premiums for six (6) months following termination. In addition, all of Executive’s outstanding equity awards granted from and after the effective date shall become immediately vested for the portion that would have vested or become exercisable had employment continued through the next vesting date. In the event of the resignation or termination of the executive officer after a change in control, as defined in the agreement, the severance compensation will be increased to one hundred percent (100%) of executive officer’s then current base salary.

Fiscal Year 2021 Outstanding Equity Awards at Fiscal Year-End Table

The following table lists all of the outstanding equity awards held on December 31, 2021 by each of the Company’s named executive officers, before adjusting for the proposed 1-for-        reverse stock split.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Chris Bursey	-	-	-	-	-	-	-	-	-
Konstantin Lichtenwald	-	-	-	-	-	-	-	-	-
Eric Placzek	156,250	-	-	1.59	03/19/31	-	-	-	-
Richard Gomberg	2,397	-	-	1.53	01/07/30
Richard Gomberg	78,125	-	-	1.59	03/19/31
Mike Zhou	72,000	-	-	0.97	06/01/31
William Espley	-	-	-	-	-	-	-	-	-
Mike Zhou	72,000	-	-	0.97	06/01/31
David Scowby	-	-	-	-	-	-	-	-	-
Mike Lawless	-	-	-	-	-	-	-	-	-

Equity Incentive Plans

2017 Stock Plan

On October 5, 2017, our Board of Directors adopted our Amended and Restated 2017 Stock Plan (the “2017 Stock Plan”). The 2017 Stock Plan was approved by our stockholders on October 5, 2017.

Purpose. The purpose of the 2017 Stock Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company.

The Company intends that securities issued pursuant to the 2017 Stock Plan be exempt from requirements of registration and qualification of such securities pursuant the exemptions afforded by Rule 701 promulgated under the Securities Act and any applicable exemptions under applicable state securities laws, and the 2017 Stock Plan shall be so construed. Further, the Company intends that awards granted pursuant to the 2017 Stock Plan be exempt from or comply with Section 409A of the U.S. Internal Revenue Code (the “Code”) (including any amendments or replacements of such section), and the 2017 Stock Plan shall be so construed.

Term of Plan. The 2017 Stock Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from October 5, 2017. “Award” means an Option, Restricted Stock Purchase Right or Restricted Stock Bonus granted under the 2017 Stock Plan.

Administration of the Plan. The 2017 Stock Plan shall be administered by the Board. Awards are granted solely at the discretion of the Board. The Board has the full and final power and authority, in its discretion, to determine, among other things, (i) the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Common Stock to be subject to each Award, (ii) the type of Award granted, and (iii) the terms, conditions and restrictions applicable to each Award.

Persons Eligible for Awards. Awards may be granted only to employees, consultants and directors of the Company.

Shares Subject to the Plan. Subject to customary adjustments such as merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, the maximum aggregate number of shares of Common Stock that may be issued under the 2017 Stock Plan is        and consists of authorized but unissued or reacquired shares of Common Stock or any combination thereof. As of the date of hereof, a total of         stock options are issued and outstanding,         of which have vested as of the date hereof, and another        options have been exercised and converted into are outstanding shares under the 2017 Stock Plan. There are currently         shares available for issuance under the 2017 Stock Plan. The number of Shares that may be issued under the 2017 Stock Plan automatically increases on January 1 of each year, commencing on January 1, 2020 and ending on (and including January 1, 2027) to an amount equal to 29.99% of the total number of shares of capital stock outstanding on December 31 of the preceding calendar year, subject to the Board’s ability to provide that there will be no increase or a lesser increase in the number of shares.

Stock Options. Options shall be evidenced by award agreements specifying the number of shares of Common Stock covered thereby, in such form as the Board shall from time to time establish. The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the effective date of grant of the Option.

An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Non-Statutory Stock Option.

No Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. No Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to exceptions, no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option.

Restricted Stock Awards. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Board shall determine, including, without limitation, upon the attainment of one or more performance goals. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Board in its discretion. A Restricted Stock Purchase Right shall be exercisable within a period established by the Board, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

Tax Withholding. The Company shall have the right to deduct from any and all payments made under the 2017 Stock Plan, or to require the plan participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance), if any, required by law to be withheld by the Company with respect to an Award or the shares acquired pursuant thereto.

Rights as a Stockholder. A plan participant shall have no rights as a stockholder of the Company with respect to any shares covered by an Award until the date of the issuance of such shares, as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company.

Amendment or Termination of Plan. The Board may amend, suspend or terminate the 2017 Stock Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Common Stock that may be issued under the 2017 Stock Plan, except by operation of the adjustment provisions of the 2017 Stock Plan, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the 2017 Stock Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted.

The following table summarizes information about our equity compensation plans as of December 31, 2021, before adjusting for the proposed 1-for-        reverse stock split. All outstanding awards relate to our common stock.

Plan category	Number of securities to be issued upon vesting of grants and exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by stockholders	4,521,667		$1.23	167,461
Equity compensation plan not approved by stockholders	-		$-	-
Total	4,521,667	$		167,461

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the transaction disclosed below, and compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections entitled “Management” and “Executive Compensation,” there have been no transactions since January 1, 2020, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at December 31, 2020 and December 31, 2021, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family members of and any entities affiliated with any such person, had or will have a direct or indirect material interest.

In November 2020, we entered into an agreement with BH IoT Group for assistance in building complete IoT bundled solutions. John Hubler is a Partner in BH IoT Group and was a member of our Board of Directors at the time the parties entered into the agreement through July 28, 2022, the date of his resignation from the Board. The parties entered into an initial Phase 1 project expected to last 3 months. At the end of Phase1, both parties agreed to continue the relationship on a month-to-month basis. We recorded $122,825 and $27,000 professional fees under the contract on the consolidated statement of operations for the years ended December 31, 2021 and 2020. We also recorded $67,500 professional fees under the contract on the consolidated condensed statement of operations for the six months ended June 30, 2022.

Following completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 and one percent of our average total assets at year-end in which a related person has or will have a direct or indirect material interest. Related party transactions have the potential to create actual or perceived conflicts of interest between us and our directors, officers and significant stockholders or their immediate family members. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

Our only outstanding class of voting securities is our common stock. The following table sets forth information known to us about the beneficial ownership of our common stock on       , 2022 by (i) each current director and director nominee; (ii) each named executive officer; and (iii) all of our executive officers and directors as a group. Other than as set forth below, no person known to us beneficially owns 5% or more of the outstanding common stock as of        , 2022.

Unless otherwise indicated in the footnotes, each person listed in the following table has sole voting power and investment power over the common stock listed as beneficially owned by that person. The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering and are based on          shares of our common stock outstanding as of         , 2022 and           shares of our common stock outstanding after the completion of this offering after taking into account the reverse stock split described below. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of        , 2022, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The percentages are adjusted to reflect the assumed sale of the shares of common stock and warrants (but assuming no sale of pre-funded warrants), but without giving effect to the exercise of the warrants, the exercise of the Representative’s warrant, and the exercise of the Representatives option to purchase additional shares to cover overallotments, if any. Unless otherwise indicated in the footnotes, the address for each listed person is Direct Communication Solutions, Inc., 11021 Via Frontera, Suite C, San Diego, California 92127. The information in the table gives effect to the 1-for-       reverse stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part.

	Number of shares of Common Stock Beneficially Owned	Percentage
Directors and Officers:
Chris Bursey (1)	6,520,000	34.6%
Konstantin Lichtenwald (2)	500,000	2.7%
Eric Placzek (3)	464,583	2.5%
Richard Gomberg (4)	0	0%
Mike Zhou (5)	90,833	0.5%
William Espley (6)	841,350	4.5%
Julie Hajduk	0	0%
David Diamond	0	0%
David Scowby(7)	1,008,333	5.4%
Mike Lawless(8)	1,008,333	5.4%

All directors and executive officers as a group (9 persons)	10,433,432	55.6%

(1)	Includes (i) 6,500,000 shares directly owned by Chris Bursey; (ii) 20,000 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022
(2)	Includes 500,000 beneficially owned by Zeus Capital Ltd. of which Konstantin Lichtenwald is the Managing Director
(3)	Includes 464,583 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022
(4)	Mr. Gomberg ceased to be our Chief Financial Officer on March 30, 2022.
(5)	Includes (i) 4,000 shares directly owned by Mike Zhou; (ii) 66,333 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022 (iii) 20,000 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022, beneficially owned by MYZ Corporate Relations Ltd. of which Mike Zhou is the Managing Director
(6)	Includes (i) 146,737 shares directly owned by Bill Espley; (ii) 100,000 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022 (iii) 300,000 beneficially owned by White Tiger Management International Limited of which Bill Espley is the Managing Director; (iv) 294,613 beneficially owned by White Tiger Venture Group Ltd. of which Bill Espley is the Managing Director
(7)	Includes 1,008,333 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022
(8)	Includes 1,008,333 shares issuable pursuant to options that are fully vested or will vest within 60 days of September 8, 2022

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and amended and restated bylaws as proposed to be in effect upon consummation of the offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and amended and restated bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.00001 per share, of which          shares are issued and outstanding as of         , 2022, held by approximately          stockholders of record, before giving effect to the 1-for-         reverse stock split. Upon completion of this offering, there will be              shares of common stock outstanding, after giving effect to the 1-for-          reverse stock split.

Common Stock

Dividend Rights

 The holders of our common stock are entitled to dividends when and as declared by the Board from funds legally available therefor if, as and when determined by the Board in its sole discretion, subject to provisions of law, and any provision of our Certificate of Incorporation, as amended from time to time. The payment of dividends on the common stock will be a business decision to be made by our Board from time to time based upon results of our operations and our financial condition and any other factors that our Board considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters to be voted on by our stockholders. There is no cumulative voting, which means that the holders of a majority of our voting shares will be able to elect all of the directors then standing for election.

Preemptive or Similar Rights

Holders of our common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of any preferred shares we may authorize and designate in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities.

Warrants to be Issued in this Offering

Warrants

The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and             , as warrant agent, and the form of warrant, both of which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of warrant.

Form. The warrants will be issued in electronic book-entry form to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is expected to be $           per share (125% of public offering price of common stock and warrants in this offering) of common stock.

The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have applied to list the warrants offered in this offering on the NYSE American under the symbol “DCSXW”. No assurance can be given that such listing will be approved or that a trading market will develop.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Pre-Funded Warrants

The term “pre-funded” refers to the fact that the purchase price of our common stock in this offering includes almost the entire exercise price that will be paid under the Pre-funded Warrants, except for a nominal remaining exercise price of $0.01. The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding common stock following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-funded Warrants in lieu of our common stock which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Warrants at such nominal price at a later date.

The following summary of certain terms and provisions of the pre-funded warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and        , as warrant agent, and the form of pre-funded warrant, both of which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of pre-funded warrant.

Duration and Exercise Price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $       . The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). There is no expiration date for the pre-funded warrants. Although the pre-funded warrants are designed to allow a purchaser to acquire more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following consummation of the offering notwithstanding any beneficial ownership limitation, if a purchaser purchases pre-funded warrants that would cause the purchaser to exceed the beneficial ownership limitation, then (i) a holder subject to a 4.99% beneficial ownership limitation would not be able to exercise the pre-funded warrant for an amount in excess of the beneficial ownership limitation unless such purchaser delivers a notice to us increasing the beneficial ownership limitation up to 9.99%, which notice shall only take effect following 61 days after such notice is delivered, and (ii) a holder subject to a 9.99% beneficial limitation may not increase the beneficial ownership limitation at all. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares of common stock, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of such pre-funded warrant or round up to the next whole share.

Cashless Exercise. In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitation on exercise contained in the warrants. Any successor entity in a fundamental transaction in which we are not the survivor will be required to assume our obligations under the pre-funded warrants and, at the option of the holder, deliver to the holder in exchange for the pre-funded warrant a security of such successor entity that is substantially similar to the pre-funded warrant.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

Rights as a Stockholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants

Other Convertible Securities

March 2022 Debenture

In March 2022, we sold $100,000 in principal amount of an unsecured convertible debenture (the “March Debenture”) to a single investor.

Interest Rate. Under the March Debenture we are obligated to pay simple interest, not compounding, on the outstanding balance of the principal amount of the debenture at an annual rate of 10%, calculated from and including March 22, 2022.

Maturity. The principal amount and all interest and other amounts owing under the March Debenture is due and payable in full on March 22, 2024. The debenture is not prepayable by us unless approved by the holders of a majority in principal amount of the March Debenture.

Covenants. Under the March Debenture, we have agreed to customary covenants, including regarding payment of principal and interest, continuing lawful conduct of business, payment of taxes, compliance with laws, limitation on distribution or declaration of dividends to shareholders, limitations on liens and encumbrances.

Events of Default. Upon a default, all principal and interest due or accruing shall become immediately due and payable. Events of default include failure to make payments of principal or interest that remains uncured for 30 business days after notice by holder, failure to observe or perform any covenant or agreement that remains uncured for 30 business days after notice by holder, any order or petition for winding up, any assignment or bulk sale of assets, or petition for bankruptcy filed or presented against us, any bankruptcy or insolvency proceeding being commenced against us, we cease or threaten to cease our business, or any appointment of a receiver or receiver manager.

Negotiability and Transferability. The March Debenture is non-negotiable and non-transferable.

Conversion at Option of Holder. The March Debenture is convertible into units consisting of one share of our common stock and ½ of a warrant to purchase one share of our common stock, at the option of the holder, at any time until the expiration of the two-year term of the debenture at a conversion price equal to the higher of (i) $1.19 or (ii) a price equal to the price of shares in our next financing carried out before the second anniversary of the closing date less a 30% discount. The conversion price is subject to adjustment for stock splits, reverse stock splits, reclassifications, and the like. Any warrants issued under the March Debenture will have a two-year term and an exercise price of $0.40 per share.

September 2022 Debentures

In September 2022, we sold $1.5 million in aggregate principal amount of unsecured convertible debentures to six investors.

Interest Rate. Under the debentures we are obligated to pay simple interest, not compounding, on the outstanding balance of the principal amount of the debenture at an annual rate of 10%, calculated from and including September 9, 2022.

Maturity. The principal amount and all interest and other amounts owing under the debenture is due and payable in full on September 9, 2024. The debentures are not prepayable by us unless approved by the holders of the majority of the principal amount of the debentures.

Covenants. Under the debentures, we have agreed to customary covenants, including regarding payment of principal and interest, continuing lawful conduct of business, payment of taxes, compliance with laws, limitation on distribution or declaration of dividends to shareholders, limitations on liens and encumbrances.

Events of Default. Upon a default, all principal and interest due or accruing shall become immediately due and payable. Events of default include failure to make payments of principal or interest that remains uncured for 30 business days after notice by holder, failure to observe or perform any covenant or agreement that remains uncured for 30 business days after notice by holder, any order or petition for winding up, any assignment or bulk sale of assets, or petition for bankruptcy filed or presented against us, any bankruptcy or insolvency proceeding against us is commenced, we cease or threaten to cease our business, or the appointment of any receiver or receiver manager.

Negotiability and Transferability. The debentures are non-negotiable and non-transferable.

Conversion at Option of Holder. Each debenture is convertible, at the option of the holder, at any time until the expiration of the two-year term of the debenture at a conversion price equal to the higher of (i) $1.19 or (ii) a price equal to the price of shares in our next financing carried out before the second anniversary of closing date less a 25% discount.

Conversion upon Qualified Financing. Each debenture automatically converts immediately upon the closing of a equity financing or series of related equity financings resulting in our meeting the listing requirements of the Nasdaq stock market (a “Qualified Financing”) at a conversion price equal to the higher of (i) $1.19 or (ii) a price equal to the price of the shares issued in the Qualified Financing.

Lock-Up. Each holder of debentures has agreed that from the date of conversion through the date that is 180 days after the date of the final prospectus with respect to a public offering of our common stock that results in our listing on a U.S. national securities exchange, the holder will not sell or otherwise dispose of any shares of our common stock.

September 2022 Warrant

Exercise. Each warrant is exercisable at the option of the holder on or before September 9, 2024, in whole or in part, by delivery of a duly executed exercise form accompanied by payment in full for the number of shares purchased upon such exercise.

Exercise Price. The price payable for each share of our common stock upon exercise of the warrant is $0.86 per share, subject to adjustment for stock splits, reverse stock splits, reclassifications, and the like.

Transferability. The warrants are non-transferable.

As of          , 2022, in addition to the securities described above, there are options outstanding to purchase up to            shares of common stock under our 2017 Stock Plan, with             shares available for future issuance.

Annual Stockholders Meeting

Our Amended and Restated Bylaws provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Indemnification of Directors and Officers

Our governing documents limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our certificate of incorporation and amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum for Certain Lawsuits

Our amended and restated certificate of incorporation provides that (unless we consent in writing to the selection if an alternative forum) the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer, employee or agent of the Company to us or to our stockholders; (iii) any action asserting a claim arising under the Delaware General Corporation Law or our Certificate of Incorporation or bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

This exclusive forum provision does not apply to actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, or for actions in which a federal court has assumed exclusive jurisdiction of a proceeding. The choice of forum provision in our certificate of incorporation does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or by the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain claims under the Securities Act. We will propose an amendment to our Certificate of Incorporation at the next meeting of shareholders to clarify that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, or otherwise limit the rights of any stockholder to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Removal of Directors; Vacancies.

Vacancies and newly created directorships on the board of directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders.

No Cumulative Voting.

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairperson of our board or the chief executive officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the chairman of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent.

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent.

Limitations on Liability and Indemnification of Officers and Directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Preferred Stock

We have no shares of preferred stock outstanding or authorized.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Representative’s Warrants

Please see “Underwriting — Representative’s Warrants” in this prospectus for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the representative’s warrants in connection with the closing of this offering.

Listing

We have applied to list our common stock on the NYSE American under the symbol “DCSX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is         .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock were quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “DCSX.” Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Further, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering,                 shares of common stock and                warrants will be outstanding. Of these shares,                 shares of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares and warrants, and no exercise or conversion of outstanding options, warrants, or other securities convertible into or exchangeable for shares of our common stock, including the warrants sold in this offering) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining shares of our common stock that will be outstanding,                 are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below, the shares subject to lock-up agreements will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to resale limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of our common stock on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Lock-up Agreements

The Company, each of our directors and executive officers, and our 5% and greater stockholders, have agreed not to or are otherwise restricted in their ability to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, in the case of the Company for a period of 90 days after the date of this prospectus, and in the case of our directors and executive officers for a period of 180 days after the date of this prospectus, and in the case of our 5% and greater stockholders for a period of 90 days after the date of this prospectus, without the prior written consent of ThinkEquity LLC, as representative of the underwriters. See “Underwriting—Lock-up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up arrangements prior to the expiration of the 90- or 180-day lock-up period.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of common stock, warrants and pre-funded warrants acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) and does not discuss the U.S. federal income tax consequences applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; a corporation that is subject to the accumulated earnings tax; a person that owns or has owned, actually or constructively, more than 5% of our common stock; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. taxpayer for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate and former citizens or long-term residents of the United States.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address any state, local, foreign, gift, Medicare, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS) OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock, will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty, provided the non-U.S. Holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form or other documentation) to us or our paying agent certifying qualification for the lower treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts and backup withholding. A non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaties.

If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless:

(a)	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder);

(b)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

(c)	we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits, as adjusted for certain items.

If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the non-U.S. holder is described in clause (c) of the preceding paragraph, the non-U.S. holder will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation. Such withheld tax is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to such withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property it is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, information reporting but not backup withholding will apply in a manner similar to dispositions effected through a U.S. office of a broker, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that has certain connections with the United States.

Withholding on Payments to Foreign Accounts

Certain withholding taxes may apply under Section 1471 through 1472 of the Code (which are commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied or (c) the foreign financial institution or non-financial foreign entity otherwise qualified for an exemption from these rules.

“Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. U.S. Treasury Regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely until final regulations are issued) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. If an investor does not provide us with the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax.

Holders should consult their own tax advisers regarding the implications of FATCA on their investment in shares of our common stock.

Tax Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we believe a pre-funded warrant should be treated as common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of our common stock, as described below (except as otherwise noted below). However, our characterization is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common stock. If so, the tax consequences, including the amount and character of your gain, with respect to an investment in our pre-funded warrants could change. Accordingly, each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes unless otherwise noted.

Allocation of Purchase Price Between Common Stock or Pre-Funded Warrants and Accompanying Warrants

For U.S. federal income tax purposes, with respect to each unit, the common stock and warrants acquired in this offering will be treated as an “investment unit” consisting of one share of common stock and one warrant, with each warrant exercisable into one share of common stock, and with respect to each pre-funded unit, the pre-funded warrants and warrants acquired in this offering will be treated as an “investment unit” consisting of one pre-funded warrant and one warrant, with each pre-funded warrant exercisable into one share of common stock and each warrant exercisable into one share of common stock. The purchase price for each investment unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the non-U.S. holder. This allocation of the purchase price for each unit will establish the non-U.S. holder’s initial tax basis for U.S. federal income tax purposes in each security included in each unit. The separation of components of each unit should not be a taxable event for U.S. federal income tax purposes. Non-U.S. holders should consult their tax advisors regarding the allocation of the purchase price for a unit or a pre-funded unit.

Exercise and Expiration of Warrants

In general, a non-U.S. holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of warrants into common stock. Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

The expiration of a warrant will be treated as if the non-U.S. holder sold or exchanged the warrant and recognized a capital loss equal to the non-U.S. holder’s tax basis in the warrant.

Certain Adjustments to the Warrants and Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock issued on the exercise of the warrants (or pre-funded warrants if treated as warrants), or an adjustment to the exercise price of the warrants (or pre-funded warrants if treated as warrants), may be treated as a constructive distribution to a non-U.S. holder of the warrants (or pre-funded warrants) if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). An adjustment to the warrants (or pre-funded warrants if treated as warrants) that could result in a constructive distribution to a non-U.S. holder would be treated as described under “Dividends” above, and the tax treatment of distributions on the warrants or pre-funded warrants is unclear. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to and distributions on the warrants (and pre-funded warrants).

UNDERWRITING

ThinkEquity LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock, pre-funded warrants and warrants listed next to its name in the following table:

Underwriters:	Number of Shares and Warrants	Number of Pre-Funded Warrants and Warrants
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock, pre-funded warrants and warrants offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock, pre-funded warrants and warrants are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock, pre-funded warrants and warrants offered by this prospectus if any such securities are taken, other than those securities covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted the representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase up to an aggregate of up to             additional shares of common stock and/or pre-funded warrants, representing 15% of the shares of common stock and pre-funded warrants sold in the offering and/or up to additional warrants, representing 15% of the warrants sold in the offering. The purchase price to be paid per additional share of common stock shall be equal to the public offering price of one share of common stock, less the underwriting discount, the purchase price to be paid per pre-funded warrant shall be equal to the public offering price of one pre-funded warrant, and the purchase price to be paid per additional warrant shall be $0.001.

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock, pre-funded warrants and warrants to the public at the public offering price set forth on the cover page of this prospectus. Any shares of common stock, pre-funded warrants and warrants sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. If all of the shares of common stock, pre-funded warrants and warrants offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share and Warrant	Per Pre-Funded Warrant and Warrant	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7%)	$	$	$	$
Proceeds, before expenses to us	$	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$	$

(1)	The non-accountable expense allowance will not be payable with respect to the representative’s exercise of the over-allotment option, if any.

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the completion of the offering. The non-accountable expense allowance of 1% is not payable with respect to any securities sold upon exercise of the representative’s over-allotment option. We have agreed to pay an expense deposit of $50,000 to the representative ($35,000 upon the previously execution engagement letter with the representative and the remaining $15,000 to be paid upon the public filing of the registration statement of which this prospectus is a part), which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representative’s expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the securities to be sold in the offering (including the securities subject to the representative’s over-allotment option) with the SEC; (ii) all filing fees and expenses associated with the review of the offering by FINRA; (iii) all fees and expenses relating to the listing of the shares of our common stock and warrants to be sold in the offering (including the shares of common stock issuable upon exercise of the representative’s warrant) on the NYSE American, or such other national securities exchange on which our common stock and warrants may be listed, including any fees charges by The Depository Trust for new securities; (iv) all fees, expenses and disbursements relating to background checks of our officers, directors and related entities in an amount not to exceed $15,000 in the aggregate; (v) all fees, expenses and disbursements relating to the registration or qualification of such shares of common stock, pre-funded warrants and warrants under the “blue sky” securities laws of such states, if applicable, as the representative may reasonably designate; (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of such shares of common stock, pre-funded warrants and warrants under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the underwriting agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (viii) the costs and expenses of a public relations firm; (ix) the costs of preparing, printing and delivering certificates representing the common stock, pre-funded warrants and warrants in the event that we determine to deliver certificated shares of common stock, pre-funded warrants and/or warrants; (x) fees and expenses of the transfer agent and warrant agent for the shares of common stock and warrants; (xi) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from us to the underwriters; (xii) the costs associated with post-Closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (xiii) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones, each of which we or our designee will provide within a reasonable time after the closing of this offering in such quantities as the representative may reasonably request, in an amount not to exceed $3,000 in the aggregate; (xiv) the fees and expenses of our accountants; (xv) the fees and expenses of our legal counsel and other agents and representatives; (xvi) the fees and expenses of the underwriter’s legal counsel, not to exceed $125,000; (xvii) the $29,500 cost associated with the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; (xviii) $10,000 for data services and communications expenses, (xix) up to $10,000 of the underwriters’ actual accountable “road show” expenses and (xx) up to $30,000 of the representative’s market making and trading, and clearing firm settlement expenses for the offering.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $                      .

Representative’s Warrants

Upon completion of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to                shares of common stock (5% of the aggregate number of shares of common stock (or in lieu thereof, the pre-funded warrants) sold in this offering inclusive of the over-allotment option, or the representative’s warrants). The representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share and warrant in this offering. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days following the commencement of sales of the securities issued in this offering.

The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, until such time as the representative’s warrants or the shares of common stock issuable upon exercise of the representative’s warrants can be sold pursuant to Rule 144 without volume restrictions, the representative’s warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights). The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and holders of 5% or greater of our outstanding shares of common stock, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of six (6) months in the case of our executive officers and directors, and thee (3) months in the case of us and holders of 5% or greater of our outstanding shares of common stock, after the closing date of this offering. In addition, we have agreed for a period of twenty-four (24) months from the closing date of this offering not to directly or indirectly in any “at-the-market”, continuous equity offering or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for share of our capital stock, without the prior written consent of the representative.

Right of First Refusal

Until 18 months from the closing date of this offering, the representative will have an irrevocable right of first refusal, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 18 month period for us, or any successor to our Company or any subsidiary of our Company, on terms and conditions customary to the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock, pre-funded warrants and warrants offered hereby to any accounts over which they have discretionary authority.

NYSE American Listing

Prior to this offering, shares of our common stock have been quoted on the OTCQX under the symbol “DCSX.” We have applied to list our common stock and warrants on the NYSE American under the symbols “DCSX” and “DCSXW”, respectively. No assurance, however, can be given that our application will be approved. This offering will only occur if a national securities exchange approves the listing of our common stock and warrants.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the securities include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Relationships

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase securities or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option to purchase securities. “Naked” short sales are sales in excess of the over-allotment option to purchase securities. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market before the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing securities in this offering because the underwriter repurchases the securities in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, securities in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock and warrants are traded, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters or their affiliates may engage in passive market making transactions in our securities immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common stock or warrants in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock or warrants during a specified two-month prior period or 200 shares of common stock or warrants, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our securities, or the possession, circulation or distribution of this prospectus or any other material relating to us or our securities in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our securities may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the shares would be a breach of the CO or SFO.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ-$$-Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Raleigh, North Carolina. Blank Rome LLP is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Direct Communication Solutions, Inc. as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the reports of Davidson & Company LLP, an independent registered public accounting firm, which are included herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will be subject to the information and periodic requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We also maintain a website at www.dcsbusiness.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Direct Communication Solutions, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Direct Communication Solutions, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years ended December 31, 2021 and 2020, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

April 22, 2022

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$2,506,635	$1,473,749
Accounts receivable, net of allowance of $121,319 and $27,946 respectively	3,903,306	1,344,052
Inventory (Note 2), net of provision of $312,327 and $472,259 respectively	2,072,409	701,547
Prepaid expenses	29,444	30,675
Total current assets	8,511,794	3,550,023

Property and equipment, net (Note 3)	78,955	105,387
Intangible asset (Note 4)	630,166	630,166
Contract assets	4,417	10,140
Security deposits	50,056	18,714
Right-of-use assets	869,132	171,163
Total assets	$10,144,520	$4,485,593

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,147,782	$2,376,558
Accrued liabilities (Note 5)	823,370	447,832
Credit facility (Note 6)	1,670,833	490,602
Customer deposits	617,935	16,557
Deferred revenue	68,504	64,022
Lease liabilities (Note 8)	216,000	182,123
Total current liabilities	8,544,424	3,577,694

Lease liabilities (Note 8)	661,901	-
Long-term debt (Note 7)	275,000	422,500
Long-term liabilities	890,551	-
Total liabilities	10,371,876	4,000,194

Stockholders’ equity (deficit):
Common stock, no par value; 40,000,000 shares authorized; 15,635,640 and 15,098,500 shares issued and outstanding at December 31, 2021 and December 31, 2020	61	56
Additional paid-in capital	6,528,691	5,603,816
Accumulated deficit	(6,756,108)	(5,118,473)
Total stockholders’ equity (deficit)	(227,356)	485,399
Total liabilities and stockholders’ equity (deficit)	$10,144,520	$4,485,593
Nature of Operations and Going Concern (Note 1)
Commitments (Note 15)
Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. Dollars)

	Years Ended December 31,
	2021	2020
Revenues:
Products	$14,543,745	$12,096,162
Solutions and other services	1,981,778	2,161,298
Total revenues	16,525,523	14,257,460
Cost of revenues
Products	11,270,053	9,683,994
Solutions and other services	651,183	496,276
Total cost of revenues	11,921,236	10,180,270

Gross profit	4,604,287	4,077,190

Operating expenses:
Research and development	1,158,289	1,082,065
General and administrative
Compensation and benefits	3,114,322	2,661,458
Professional fees	1,480,937	1,081,018
Bank fees	309,447	296,251
Facilities	232,376	176,258
Information technology	171,368	157,814
Other	548,261	314,561
Total operating expenses	7,015,000	5,769,425

Loss from operations	(2,410,713)	(1,692,235)

Other income (expense):
Gain on debt extinguishment	856,605	-
Employee retention tax credit	24,247	-
Interest expense	(107,774)	(116,727)
Net loss	$(1,637,635)	$(1,808,962)

Net loss per share:
Basic	$(0.11)	$(0.13)
Diluted	$(0.11)	$(0.13)

Weighted average number of shares:
Basic	15,529,193	13,512,473
Diluted	15,529,193	13,512,473

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in U.S. Dollars)

	Common stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2019	12,074,800	$26	$2,379,149	$(3,309,511)	$(930,336)

Issuance of shares in an initial public offering, net of share issuance costs	1,328,500	13	1,740,692	-	1,740,705
Issuance of warrants to placement agent in conjunction with initial public offering	-	-	32,358	-	32,358
Issuance of shares in an offering, net of share issuance costs	1,695,200	17	1,178,658	-	1,178,675
Issuance of warrants in an offering	-	-	30,555	-	30,555
Issuance of warrants to placement agents in conjunction with offering	-	-	30,551	-	30,551
Stock-based compensation expense	-	-	211,853	-	211,853
Net loss	-	-	-	(1,808,962)	(1,808,962)
Balance at December 31, 2020	15,098,500	56	5,603,816	(5,118,473)	485,399

Stock-based compensation expense	-	-	494,488	-	494,488
Exercise of warrants	533,140	5	426,507	-	426,512
Exercise of stock options	4,000	-	3,880	-	3,880
Net loss	-	-	-	(1,637,635)	(1,637,635)
Balance at December 31, 2021	15,635,640	$61	$6,528,691	$(6,756,108)	$(227,356)

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Years ended December 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(1,637,635)	$(1,808,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	239,814	203,172
Finance costs for right-of-use assets	25,604	39,399
Amortization of loans payable discount	-	9,055
Amortization of debt issuance costs for credit facility	13,271	19,938
Gain on debt extinguishment	(856,605)	-
Stock-based compensation	494,488	211,853
Deferred offering costs	-	114,623
Provision for bad debts	93,373	(90,833)
Provision for excess and obsolete inventory	(159,932)	161,324
Changes in operating assets and liabilities:
Accounts receivable	(2,652,627)	1,158,054
Inventory	(1,210,930)	149,376
Prepaid expenses	1,231	(22,395)
Contract assets	5,723	(10,140)
Security deposits	(31,342)	-
Accounts payable	3,661,775	(2,143,505)
Accrued liabilities	375,538	34,002
Customer deposits	601,378	(31,273)
Deferred revenue	4,482	15,487
Net cash used in operating activities	(1,032,394)	(1,990,825)

Cash flows from investing activities:
Additions of intangible assets	-	(43,780)
Purchases of property and equipment	(12,249)	(92,533)
Net cash used in investing activities	(12,249)	(136,313)

Cash flows from financing activities:
Proceeds from the issuance of shares, net of issuance costs	-	1,820,165
Payments on loans payable	-	(30,000)
Lease payments	(228,928)	(220,592)
Net borrowings (repayments) on credit facility	1,166,960	(39,754)
Proceeds from note payable	709,105	422,500
Proceeds from issuance of shares in a private placement	-	1,209,226
Deferred offering costs	-	30,555
Exercise of options	3,880	-
Exercise of warrants	426,512	-
Net cash provided by financing activities	2,077,529	3,192,100

Net change in cash	1,032,886	1,064,962
Cash, beginning of year	1,473,749	408,787
Cash, end of year	$2,506,635	$1,473,749

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$65,549	$45,562
Income taxes	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use asset and lease liability	$899,102	$-
Reclassification of accounts payable to long term	$890,551	$-
Deferred offering cost paid in current year	$-	$71,704
Allocation of deferred offering cost to share issuance costs	$-	$47,102
Issuance of warrants to placement agents in conjunction with issuance of shares	$-	$62,909

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Significant Accounting Policies

Direct Communication Solutions, Inc. (the “Company” or “DCS”) was incorporated in Florida on September 9, 2006 and reincorporated in Delaware in April 2017. The Company is a provider of solutions for the Internet of Things (“IoT”), including monitoring-as-a-service (“MaaS”) solutions for the telematics market. The Company’s range of products includes GPS devices, modems, embedded modules, routers and mobile tracking machine-to-machine (“M2M”) devices, communications and applications software and cloud services.

The Company’s M2M products and solutions enable devices to communicate with each other and with server or cloud-based application infrastructures and include M2M embedded modules, integrated M2M communications devices and SaaS delivery platforms, including MiFleet, which provides fleet and vehicle SaaS telematics, MiSensors, which provides easy M2M device management and service enablement for wireless sensors and MiFailover which provides high-speed wireless internet failover to small and medium sized businesses as a redundancy solution to continue to run their business in the event the internet isn’t available.

On January 7, 2020, the Company completed an Initial Public Offering listing on the Canadian Securities Exchange.

On June 19, 2020, the Company became listed in the United States on the OTCQB Market and on December 16, 2020 graduated to the OTCQX Market. On January 20, 2022, the Company became listed on the Frankfurt Stock Exchange.

Basis of Presentation and Going Concern

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries, Direct Communication Solutions, Canada (“DCS Canada”), which is inactive. All intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. The Company has recently incurred operating losses and as of December 31, 2021, had an accumulated deficit of $6,756,108. As of December 31, 2021, the Company had available cash totaling $2,506,635. The Company may finance its operations through a variety of ways, including the issuance of debt or sales of equity. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support its cost structure. If events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to reduce planned research and development activities, incur additional restructuring charges or reduce other operating expenses which may raise substantial doubt on its ability to continue as a going concern. These additional reductions in expenditures, if required, could have an adverse impact on the Company’s ability to achieve certain of its business objectives during 2022.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ materially from those estimates. Significant estimates include allowance for doubtful accounts receivable, provision for excess and obsolete inventory, valuation of stock options and warrants, possible product returns and income taxes.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Employee retention tax credits

Under the provisions of the CARES Act (Note 9), the Company is eligible for refundable employee retention credits subject to certain criteria. In connection with the CARES Act, the Company adopted a policy to recognize the employee retention credit when received given the uncertainty of when the credit will be received. The Company recorded $24,247 employee retention tax credit during the year ending December 31, 2021, which is included in other income in the consolidated statements of operating loss.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At December 31, 2021 and 2020, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes trade receivables from customers. The Company provides an allowance for its accounts receivable for estimated losses that may result from its customers’ inability to pay. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and the customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this allowance. To minimize the likelihood of uncollectibility, the Company reviews its customers’ credit - worthiness periodically based on credit scores generated by independent credit reporting services, its experience with its customers, and the economic condition of its customers’ industries. Material differences may result in the amount and timing of expense for any period if the Company were to make different judgments or utilize different estimates.

Inventories and Provision for Excess and Obsolete Inventory

Inventories are stated at the lower of cost, (based on the weighted average cost method) or market. The Company reviews the components of its inventory and its inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales. Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances or new product introductions by the Company or its customers that vary from its current expectations. Whenever inventory is written down, a new cost basis is established and the inventory is not subsequently written up if market conditions improve.

The Company believes that, when made, the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory. If customer demand for the Company’s inventory is substantially less than its estimates, inventory write-downs may be required, which could have a material adverse effect on its consolidated financial statements.

Property and Equipment

Property and equipment are initially stated at cost and depreciated using the straight-line method. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which ranges from three to five years. Leasehold improvements are depreciated over the shorter of the related remaining lease period or useful life. Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Rate
Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Testing equipment	5 years

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible Assets

Intangible assets consist of development costs for products to be sold or marketed to external users when technological feasibility is reached, and it is probable that the project will be completed. Subsequent to initial recognition, intangible assets are reported at cost less amortization. The amortization period begins when the asset is available for use, specifically when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. As of December 31, 2021 and 2020, the Company’s intangible assets are not yet available for use and therefore not yet being amortized.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These circumstances are assessed on an annual basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Long-term liabilities

Long-term liabilities consist of accounts payable that are due more than one year in the future.

Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company believes the carrying amounts of accounts receivable, accounts payable, accrued liabilities, credit facility, and long-term debt approximate fair value due to their short-term maturities.

The following table represents the Company’s assets that are measured at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash	$2,506,635	$—	$—	$2,506,635

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary, differences between the financial reporting and tax basis of assets and liabilities, as well as of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for he the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce deferred tax assets to the amount eh Company believes is more likely than not to be realized.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company’s income tax filings are subject to audit by various taxing authorities. The Company’s open audit periods are 2017-2021. In evaluating the Company’s tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. Accordingly, as of December 31, 2021, the Company has no uncertain tax positions that qualify for recognition or disclosure in the accompanying consolidated financial statements.

In October 2017, the Company revoked its S Corporation tax status and became a C Corporation.

Revenue and Cost of Revenue

The Company generates a portion of its revenue from the sale of wireless modems , routers and modules to wireless operators, OEM customers and value added resellers and distributors. In addition, the Company generates revenue from the sale of asset-management solutions utilizing wireless technology and M2M communication devices predominantly to transportation and industrial companies, medical device manufacturers and security system providers. Revenue from product sales is generally recognized upon the transfer of title of the product to the customer. Revenues from SaaS services are recognized pro-rata over the contract term. The Company records deferred revenue for cash payments received from customers in advance of when revenue recognition criteria are met.

The Company considers the five basic revenue recognition criteria when assessing appropriate revenue recognition as follows:

●	Identify contracts;

●	Identify performance obligations;

●	Determine transaction prices;

●	Allocate the transaction prices;

●	Recognize revenue

The Company provides SaaS subscriptions for its fleet management and vehicle finance applications in which customers are provided with the ability to wirelessly communicate with monitoring devices installed in vehicles and other mobile assets via software applications hosted by either the Company or partner vendor. When the customer purchases the monitoring device, the Company recognizes the revenue at the time of purchase. The Company recognizes revenues from SaaS services over the term of the contract. In certain customer arrangements, the Company provides integrated SaaS-based solutions. The transaction for the integrated solutions includes the price of the devices and application subscriptions in a monthly payment. We recognize revenue for the sales of the devices upon transfer of control to the customer and recognize revenue for the related subscription services over the service period. The allocation of the transaction price is based on relative estimated stand-alone selling prices for the devices and applications subscriptions. Timing of revenue recognition may differ from the timing of our invoicing to customers. Contract assets are comprised of performance under the contract in advance of billings to our customers. The Company’s outstanding performance obligations in relation to customer contracts at December 31, 2020 will be completed upon transfer of ownership (or deemed transfer) of goods and as services are rendered. The Company’s payment terms require payment to be made within 30 days after the customer accepts transfer of ownership or a notice of completion. The outstanding performance obligations at year end require the Company to provide (i) access to the MiFleet platform and, if purchased, (ii) wireless data. It is expected revenue totaling $4,417 will be earned in 2022 from contracts and orders in place at December 31, 2021.

The Company’s cost of revenue for products is composed of the cost of hardware purchased and labor for any services performed on the hardware before it is shipped. Cost of revenue for solutions and other services includes labor for services, license fees for fleet management platform and wireless data.

Shipping and Handling Costs

The Company incurs certain expenses related to preparing, packaging and shipping its products to its customers, mainly third-party transportation fees. All costs related to these activities are included as a component of cost of revenues in the statements of operations. All costs billed to the customer are included as revenues in the statements of operations.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Warranty Costs

The Company’s warranty policy generally provides one year for products following the date of purchase. As the Company receives a one year warranty from its vendors, the Company has little exposure to out-of-pocket warranty costs. Historically, the Company has incurred minimal warranty costs which are expensed when incurred. The Company has not accrued any warranty costs for the years ended December 31, 2021 and 2020.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expense in the accompanying consolidated financial statements. The Company had no advertising costs for the years ended December 31, 2021 and 2020.

Currency and Foreign Exchange

These consolidated financial statements are expressed in U.S. dollars as the Company’s operations are based only in the United States. Virtually all of the Company’s non-monetary or monetary assets and liabilities are in U.S. dollar currency. All revenues earned from customers outside the U.S. were denominated in U.S dollars.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards based on the estimated fair values of the awards as of the grant date. Stock option awards are accounted for based on the grant-date fair value estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the service period using the straight line method.

Basic and Diluted Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares that were outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to acquire common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the diluted net loss per share computation in loss periods as their effect would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Comprehensive Loss

The Company has no items of comprehensive income or loss other than net loss.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in “right-of-use assets.” All other leases are categorized as operating leases. The Company’s leases generally have terms that range from one to twenty years.

Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to the Company. Lease assets are recognized based on the initial present value of the fixed lease payments, plus any direct costs from executing the leases or lease prepayments upon lease commencement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the lease term.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13 (Topic 326), Financial Instruments- Credit Losses: Measurement of Credit Losses on Financial Instruments, to replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The proposed standard requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. For trade receivables, we are required to estimate lifetime expected credit losses. For available-for-sale debt securities, we are required to recognize an allowance for credit losses rather than a reduction to the carrying value of the asset. We adopted the new standard on January 1, 2020 under the modified retrospective approach with no material impact on our consolidated financial statements upon adoption. In addition, we continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

In August 2018, the FASB issued ASU 2018-13 (Topic 820), Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements. We adopted this standard on January 1, 2020 with no material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for incomes taxes by removing certain exceptions to the general principles in Topic 740 and amending existing guidance to improve consistent application. This new standard is effective for our interim and annual periods beginning January 1, 2021 with earlier adoption permitted. Most amendments within this standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. We adopted this standard on January 1, 2021 on with no material impact on our consolidated financial statements.

2. Inventory

Inventory consists of the following:

	December 31,
	2021	2020
Components and raw materials	$1,749,593	$451,691
Assemblies	322,816	249,856
	$2,072,409	$701,547

3. Property and Equipment

Property and equipment consist of the following:

	December 31,
	2021	2020
Computer equipment and purchased software	$143,684	$140,297
Furniture and fixtures	51,427	38,427
Tooling	59,300	55,900
Leasehold improvements	-	7,538
	254,411	242,162
Less—accumulated depreciation	(175,456)	(136,775)
	$78,955	$105,387

Depreciation expense was $38,681 and $26,914 for the years ended December 31, 2021 and 2020, respectively.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Intangible Asset

Intangible asset consists of development costs for the design and construction of the Company’s keg management and monitoring system.

	December 31,
	2021	2020
Development costs	$630,166	$630,166

5. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2021	2020
Accrued sales tax	$308,346	$133,924
Payroll related expenses	401,194	232,926
Other	113,830	80,982
	$823,370	$447,832

6. Credit Facility

In January 2020, the Company terminated its credit facility with Gibraltar Capital and entered into a two -year agreement with TAB Bank for a $2,5000,000 credit facility. Under the TAB Bank credit facility, the Company is obligated to assign all its accounts receivable and the Company may request advances up to 90% of domestic accounts less than 90 days from invoice date and not subject to offset up to $2,000,000. Interest is payable monthly at a rate the greater of (a) 90-Day LIBOR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.008% per diem of the outstanding daily obligations.

The Company may also borrow an amount limited to the lesser of: (a) 50% of the cost of eligible inventory, (b) 50% of funds employed and, (c) $500,000 (the “Inventory Advance”). Under the Inventory Advance, Interest is payable monthly at a rate the greater of (a) 90-Day LIBOR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.01% per diem of the outstanding daily obligations.

The Company does not retain any legal or equitable interest in any account sold under this credit facility. The Company assumes full risk of non-payment and guarantees full payment of all accounts. At December 31, 2021 and 2020, the carrying amount of the accounts transferred was $1,984,307 and $611,524, respectively.

At December 31, 2021 and 2020, the outstanding balance on the credit facility was $1,670,833 and $490,602, respectively. Debt issuance costs of $13,271 and $19,938 associated with the TAB credit facility were amortized to interest expense for the years ended December 31, 2021 and 2020. The unamortized portion of the debt issuance costs at December 31, 2021 was $1,042 (2020 - $1,812).

7. Debt

Convertible Promissory Notes

In November and December 2021, the Company had issued convertible promissory debentures totaling $275,000. The debentures accrued interest at a rate of 10% per annum and was payable semi-annually unless the holder elected to defer payment. All unpaid principal and accrued interest are due two years from date of issuance. The holder of the debenture at any time could convert in whole or any part principal and interest into common shares of the Company at a conversion price of $1.00 per share. In the event of default, all principal and interest due shall become immediately due and payable. At December 31, 2021, the Company recorded $3,350 accrued interest associated with the Convertible Promissory Debentures.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Inventory Financing

In May 2017, the Company purchased $158,660 of inventory by agreeing to financing from the vendor of monthly payments of $6,000 over 36 months totaling $216,000. The Company recorded the $57,340 difference between the payments and the value of the inventory as a discount to the financing and is amortizing the discount using the effective interest rate method over the 36-month period. The Company made payments totaling $30,000 in the year ended December 31, 2020. Interest expense recognized associated with the discount and the unamortized portion of the discount for the year ended December 31, 2020 was $9,055. The inventory financing was paid in full in May 2020.

Loan

On April 20, 2020, the Company was granted a loan (the “Loan”) from TAB in the aggregate amount of $422,500 pursuant to the Paycheck Protection Program (the “PPP”) established as part of the Coronavirus Aid, Re lief and Economic Security Act (“CARES Act”). The Loan, which was in the form of a Note dated April 10, 2020 matures April 10, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 10, 2020. The Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Loan and accrued interest are forgivable after eight weeks as long as the borrower uses the proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. On March 5, 2021, the Company received notice from the U.S. Small Business Administration and TAB Bank the Loan was forgiven in full. The Company recorded a gain of debt extinguishment of $422,500 under Other Income in the condensed interim consolidated statements of operating loss and comprehensive loss.

On February 19, 2021, the Company was granted a second loan (the “Second Loan”) from TAB in the aggregate amount of $434,105 pursuant to the PPP. The Second Loan, which was in the form of a Note dated February 19, 2021 matures February 19, 2026 and bears interest at a rate of 1.00% per annum, payable in 44 equal monthly payments commencing on June 19, 2022. The Second Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Second Loan and accrued interest are forgivable after 24 weeks as long as the borrower uses the proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. On August 5, 2021, the Company received notice from the U.S. Small Business Administration and TAB Bank the Loan was forgiven in full. The Company recorded a gain of debt extinguishment of $434,105 under Other Income in the condensed interim consolidated statements of operating loss and comprehensive loss.

8. Leases

All of the Company’s right-of-use assets and lease liabilities relate to office space in San Diego, under non-cancelable operating lease that expires October 2026.

In June 2019, the Company entered into a lease agreement for approximately 3,232 square feet in San Diego, California for office and other related uses. The term of the lease is 29 months commencing July 1, 2019. The base rent is $5,818 per month with 3% increases effective December 1, 2019 and 2020. The right to use leased asset was measured at the amount of the lease liability of $147,819 using the Company incremental borrowing rate at that time of 13%. This lease agreement ended on October 31, 2021, with no further extensions.

On May 27, 2021, the Company entered into a lease agreement with Bernardo Windell LLC (“Landlord”) whereby the Company will lease premises in San Diego, California effective November 1, 2021. The lease (“Lease) will have an initial 60 month term and include approximately 11,543 rentable square feet. The initial rent for the lease is approximately $1.55 per square foot plus operating expenses and is subject to an annual increase. Not less than six months prior to the expiration of the Lease, the Company has an option to extend the Leas e term for an additional five years at then current market rates. The right to use leased asset was measured at the amount of the lease liability of $899,102 using the Company current incremental borrowing rate of 10%.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents our leases balances as of January 1, 2021 and December 31, 2020 under ASC 842.

	Balance	Balance
	December 31,	December 31,
	2021	2020
Right-of-use assets, net	$869,132	$171,163
Lease liabilities - current	216,000	182,123
Lease liabilities – non-current	661,901	0

Depreciation expense of $201,133 and $176,258 was recorded in general and administrative expense on the consolidated statements of operations for the years ended December 31, 2021 and 2020. The remaining lease term as of December 31, 2021 was 4.8 years. The weighted-average discount rate as of December 31, 2021 and December 31, 2020 was 10% and 13%, respectively. For the years ended December 31, 2021 and 2020, cash outflows from operating leases were $228,928 and $220,592.

Future minimum lease payments under the lease agreement as of December 31, 2021 are as follows:

Years ending December 31:
2022	$216,000
2023	223,110
2024	229,804
2025	236,702
2026	202,160
$1,107,776

The Company does not have any short-term or low value leases.

9. Common Stock and Common Stock Warrants

Common Stock

Holders of common stock are entitled to one vote for each share held. The Company has not declared any dividends since incorporation. The Company has 40,000,000 common stock authorized with a par value of $0.00001.

In March 2021, 533,140 shares were issued due to the exercise of 533,140 warrants for proceeds of $426,512.

In July 2021, 4,000 shares were issued due to the exercise of 4,000 options for proceeds of $3,880.

On January 7, 2020, the Company closed its initial public offering and sold 1,328,500 shares of common stock at $2.00 CAD per share for net proceeds of $1,773,063 after underwriter’s commission and offering expenses of $269,426 of which $ 47,102 were paid during the year ended December 31, 2019. In conjunction with the offering, the Company issued a warrant to the underwriter to purchase 106,280 shares of common stock with an exercise price of $2.00 CAD per share and a term of two years. The Company also granted 755,000 options to directors and officers of the Company. 735,000 of the options are exercisable at $1.53 ($2.00 CAD equivalent) and 20,000 of the options are exercisable at $1.68 per share ($2.20 CAD equivalent).

The Company sold 1,695,200 shares of common stock through an offering that closed in two tranches in November and December 2020 (“Private Offering”). The shares were sold for CAD$1.05 ($0.80 equivalent) per share for net proceeds of $1,209,226 after share issuance costs of $123,061. In conjunction with the Private Offering, the Company issued warrants to placement agents to purchase 118,664 shares of common stock with an exercise price of $0.80 per share and a term of six months . The Company estimated the fair value of the warrants at $30,551 and recorded this value in additional paid-in capital.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Warrants

The Company sold 880,000 warrants in the Private Offering at CAD$0.05 per warrant for net proceeds of $30,555. The warrants have an exercise price of $0.80 per warrant share and they expired May 14, 2021. 533,140 of the warrants were exercised for proceeds of $426,507.

In conjunction with the initial public offering, the placement agent received warrants to purchase common stock totaling 106,280. The warrants have an exercise price of CAD$2.00 and they expire on January 7, 2022. In conjunction with the Private Offering, placement agents received warrants to purchase 118,664 shares of common stock under the same terms as the warrants sold and expire June 15, 2021. The Company determined the fair value of the warrants to be $32,358 and $30,551 under the initial public offering and Private Offering, respectively using the Black-Scholes valuation model and the following assumptions:

	Initial Public Offering	Private Offering
Fair value of common stock	$1.53	$1.03
Exercise price	$1.53	$0.80
Expected term (years)	2.00	0.50
Risk-free interest rate	1.54%	0.10%
Expected volatility	33.33%	43.56%
Dividend yield	0.00%	0.00%

The following table summarizes the warrant activity for the years ended December 31, 2021 and 2020:

	Number of	Weighted average
	warrants	exercise price
Outstanding, December 31, 2019	-	$-
Granted	1,104,944	0.87
Outstanding, December 31, 2020	1,104,944	0.87
Exercised	(533,140)	0.80
Expired	(465,524)	0.80
Outstanding, December 31, 2021	106,280	$1.58

The outstanding warrants expired January 7, 2022.

10. Stock Options

In October 2017, the Company’s board of directors and stockholders approved the 2017 Stock Plan (2017 Plan) under which 3,500,000 shares of common stock are reserved for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and performance awards to employees, directors and consultants. Recipients of stock option awards are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of awards granted under the 2017 Plan is ten years and vesting is determined by the board of directors. Stock awards are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement. Unvested shares of the Company’s common stock issued in connection with an early exercise allowed by the Company may be repurchased by the Company upon termination of the optionee’s service with the Company.

In June 2019, the Board of Directors and a majority of the stockholders approved the following amendments to the 2017 Stock Plan: (a) increase in the number of authorized shares for issuance to 4,100,000 and (b) add an annual evergreen provision that will adjust the number of authorized shares reserved for issuance to an amount equal to 29.99% of the Company’s issued common stock. As a result of the evergreen provision, the number of authorized shares for issuance increased to 4,528,040 effective January 2021.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes stock option transactions under the 2017 Plan:

		Weighted
	Number of	average	Aggregate
	shares	exercise price	Intrinsic Value
Outstanding at December 31, 2019	2,750,000	$0.47	$0
Granted	1,045,000	1.33
Forfeited	(75,000)	1.28
Outstanding at December 31, 2020	3,720,000	0.70	3,043,023
Granted	800,000	1.49
Exercised	(4,000)	0.97
Forfeited	(174,115)	0.86
Outstanding at December 31, 2021	4,341,885	$0.83	$0

At December 31, 2021, the Company had outstanding and exercisable stock options as follows:

				Weighted
	Number of	Number of		Average
	Options	Options	Exercise	Remaining
Date of Expiry	Outstanding	Exercisable	Price	Life (years)
October 5, 2027	2,699,218	2,668,090	$0.47	5.76
January 7, 2030	671,667	640,205	$1.53	8.02
May 20, 2030	200,000	131,250	$0.79	8.39
March 19, 2031	675,000	234,375	$1.59	9.22
June 1, 2031	96,000	24,000	$0.42	9.67

The Company uses a Black-Scholes option valuation model to determine the fair value of stock-based compensation under ASC Topic 718, Stock Compensation. The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk-free interest rate is based on the yield on the measurement date of a zero-coupon U.S. Treasury bond whose maturity period approximately equals the option’s expected term. The expected life represents the time the options granted are expected to be outstanding. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following are the assumptions used in the Black-Scholes option valuation model for option granted during the year ended December 31, 2021 and 2020:

	2021	2020
Fair value of common stock	$0.97 - $1.59	$0.79 - $1.53
Expected term (years)	5.52 - 6.08	5.31 – 6.08
Risk-free interest rate	1.05% - 1.14%	0.44% -1.68%
Expected volatility	80%	30.23% -40.49%
Dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Related Party Agreements

Rich Gomberg, the Company’s CFO is a former employee of CFO Connect. Ed O’Sullivan, a former member of the Company’s Board of Directors, is managing partner of CFO Connect.

The Company is a party to a Business Services Agreement with CFO Connect whereby CFO Connect provides CFO services. The Company recorded professional fees the consolidated statement of operations associated with this agreement $277,885 and $302,130 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company owed $9,325 and $13,055 under this agreement, respectively.

John Hubler, a member of the Company’s Board of Directors, is a partner of BH IoT Group.

In November 2020, the Company entered into an agreement with BH IoT Group to assist in building complete IoT bundled solutions. The Company entered into an initial Phase 1 project expected to last 3 months. At the end of Phase1, both parties agreed to continue the relationship on a month-to-month basis. The Company recorded $122,825 and $27,000 professional fees on the consolidated statement of operations for the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, no balance was due with respect to this agreement.

Mike Zhou, a member of the Company’s Board of Directors, is the owner of MYZ Corporate Relations, Ltd.

In May 2021, the Company entered into an agreement with MYZ Corporate Relations, Ltd. To provide consulting services on strategic matters related to business development opportunities, product development and marketing strategies for a monthly fee of $4,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. The Company recorded $28,124 of professional fees on the consolidated statement of operations for the year ended December 31, 2021.

12. Segment Information

Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker (CODM) is its Chief Executive Officer. The Company views its operations and manages its business as a single operating and reporting segment.

Although all operations are based in the U.S., the Company generated a portion of its revenue from customers outside of the U.S. Information about the Company’s revenue from different geographic regions for the years ended December 31, 2021 and 2020 is as follows:

	2021		2020
United States	$16,102,236	97.4%	$13,797,158	96.8%
Canada	323,696	2.0%	275,838	1.9%
Others combined	99,591	0.6%	184,464	1.3%
Total revenues	$16,525,523	100.0%	$14,257,460	100.0%

Product Type (in ’000)	2021		2020
Product	$14,543.7	88.0%	$12,096.2	84.8%
Software as a Service (SaaS)	1,119.8	6.8%	904.4	6.3%
Engineering/Support Service	407.3	2.5%	903.2	6.3%
Wireless Data	324.3	2.0%	250.6	1.8%
Commission Income	128.6	0.8%	103.1	0.7%
Other	1.8	0.0%	-	0.0%
Total revenues	$16,525,5	100.0%	$14,257.5	100.0%

All of the Company’s significant identifiable assets were located in the United States as of December 31, 2021 and 2020.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. Concentrations of Risk

The Company derived revenue from one and two customers totaling 39% and 32% of the Company’s total revenue in 2021 and 2020, respectively. At December 31, 2021 and 2020, one and two customer accounted for 67% and 47% of total accounts receivable, respectively.

The Company has concentrations in the purchases with its suppliers. In December 2021 and 2020, two and one supplier accounted for 81% and 90% of total purchases, respectively.

14. Income Taxes

In connection with the Acquisition the Company converted from an S Corporation to a C Corporation in October 2017 for income taxes.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020
Net Loss before Tax	$1,637,635	$(1,808,962)
Expected income tax (recovery)	(320,355)	(379,082)
Change in statutory, foreign tax, foreign exchange rates and other	(900)	800
Permanent differences	(134,793)	62,506
Expiry of non-capital losses	-	-
Changes in unrecognized deductible temporary differences	456,048	316,576
Total income tax expense (recovery)	$-	$800

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2021		2020
Deferred Tax Assets (Liabilities)	$		$
Allowance for bad debts		32,748		8,042
Inventory reserves		84,307		135,910
Right-of-use assets		(234,605)		(49,258)
Lease liabilities		236,972		52,412
Accrued vacation		24,509		32,733
Sec. 263A Unicap		36,665		17,134
Fixed asset basis difference including depreciation		(2,669)		(1)
State income taxes -California mandatory lag method		243		230
Capitalized R&D		(170,101)		(181,353)
Non-qualified stock options		104,177		53,981
Non-capital losses available for future period		1,205,067		638,358
		1,317,313		708,188
Unrecognized deferred tax assets		(1,317,313)		(708,188)
Net Deferred Tax Assets (Liabilities)		$-		$-

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

		Expiry Date		Expiry Date
	2021	Range	2020	Range
Temporary Differences
Allowance for bad debts	$121,319	No expiry date	$27,946	No expiry date
Inventory reserves	312,327	No expiry date	472,259	No expiry date
Right-of-use assets	(869,132)	No expiry date	(171,163)	No expiry date
Lease liabilities	877,901	No expiry date	182,123	No expiry date
Accrued vacation	90,798	No expiry date	113,712	No expiry date
Sec. 263A Unicap	135,833	No expiry date	59,537	No expiry date
Fixed asset basis difference including depreciation	(9,909)	No expiry date	(21)	No expiry date
State income taxes -California mandatory lag method	900	No expiry date	800	No expiry date
Capitalized R&D	(630,166)	No expiry date	(630,166)	No expiry date
Non-qualified stock options	385,941	No expiry date	187,573	No expiry date
Non-capital losses available for future period	4,712,382	No expiry date	2,312,236	No expiry date

15. Commitments

Effective October 1, 2021 the Company has agreed to an annual purchase commitment for a period of three years with a significant vendor. The Company’s obligation to the vendor shall be satisfied by the submission of non-cancelable orders for each contract year with an aggregate value equal to or in excess of $8 million.”

16. Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements are available for issuance.

Issuance of Common Shares

In December, 2021, the Company entered into an agreement with Zeus Capital Ltd. to assist the company with corporate finance and strategic initiatives. Subsequent to the year end the Company issued 500,000 shares of common stock at a deemed price of 52 cents per common share. Further, in the future, Zeus shall be entitled to the issuance of 500,000 common shares upon the successful listing of the common stock on the Nasdaq.

Amendment of Credit Facility with TAB

The Company entered into an amendment with TAB to extend the credit facility until January 22, 2023 with automatic extensions of one year periods unless the Company provides notice of termination at least 60 days prior to the expiration date. All the terms remain the same except for the following:

Interest is payable monthly at a rate the greater of (a) 1 month Term SOFR rate plus 4.50% and (b) 5.44%. In addition, there is an administration fee equal to 0.007% per diem of the outstanding daily obligations. Under the Inventory Advance, Interest is payable monthly at a rate the greater of (a) 1 month Term SOFR rate plus 4.50% and (b) 5.63%. In addition, there is an administration fee equal to 0.009% per diem of the outstanding daily obligations.

Loan

On February 22, 2022, the Company issued an unsecured promissory note for proceeds of $250,000. The note is due December 31, 2022 and accrues interest at a rate of 5% per annum.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restructure of Certain Accounts Payable

On February 17, 2022, the Company and one of its vendors agreed to convert devices previously purchased to a subscription-based service solution. The converted devices resulted in a reduction in accounts payable of $1,259,610. In exchange, the Company will pay effective March 2022 a monthly device service fee of $42,136 for 36 months.

Issuance of Stock Options

In February 2022, the Company granted 275,000 stock options with an exercise price of $0.41 equal to the Company’s closing price on the CSE on that day converted to U.S. dollars. 150,000 of the options shall vest monthly over two years and 125,000 of the options shall vest over four years and be subject to a one-year cliff.

Cancellation and Reissuance of Stock Options

In February 2022, the Company cancelled 1,415,000 stock options of which 675,000 were exercisable at $1.59; 555,000 were exercisable at $1.53 and 185,000 were exercisable at $0.79. In March 2022 the Company issued 435,000 stock options to the holders and exercisable at $0.59.

Convertible Debenture Offering

In April 13, 2022, the Company closed convertible debenture financing for the aggregate amount of $100,000 (U.S.). Subscribers may convert all or part of the principal amount outstanding under the debentures into shares of common stock of the company. The debentures are convertible into units at the higher of $1.19 or a price equal to the price of the shares or units of the next financing carried out before the second anniversary of the closing date less a 30-per-cent discount.

The units comprise a share and one-half of one warrant, where a whole warrant shall be exercisable at $0.40 per common share for a two-year term. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually.

DIRECT COMMUNICATION SOLUTIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED INTERIM BALANCE SHEETS

(in U.S. Dollars)

	June 30, 2022	December 31, 2021
ASSETS
Current
Cash	$3,169,507	$2,506,635
Restricted cash (Note 1)	402,631	-
Accounts receivable,	2,594,429	3,903,306
net of allowance of $298,505 and $121,319 respectively
Inventory,	511,550	2,072,409
net of provision of $289,929 and $312,327 respectively (Note 2)
Prepaid expenses	255,878	29,444
Current assets	6,933,995	8,511,794

Property and equipment (Note 3)	57,903	78,955
Contract assets	1,144	4,417
Security Deposit	50,056	50,056
Intangible (Note 4)	630,166	630,166
Right-of-use assets	779,222	869,132
Total assets	$8,452,486	$10,144,520

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$4,329,859	$5,147,782
Accrued liabilities (Note 5)	437,907	823,370
Credit facility (Note 6)	-	1,670,833
Current debt (Note 7)	200,000	-
Customer deposits	126,630	617,935
Deferred revenue	47,686	68,504
Lease liabilities (Note 8)	316,073	216,000
Current liabilities	5,458,155	8,544,424

Lease liabilities (Note 8)	496,071	661,901
Long term debt (Note 7)	375,000	275,000
Long term liabilities	890,551	890,551
Total liabilities	7,219,777	10,371,876

Shareholders’ equity (deficiency)
Common stock, no par value; 40,000,000 shares authorized; 16,135,640 and 15,635,640 shares issued and outstanding at June 30, 2022 and December 31, 2021	61	61
Additional paid-in capital	7,301,131	6,528,691
Accumulated deficit	(6,068,483)	(6,756,108)
Total shareholders’ equity (deficiency)	1,232,709	(227,356)
Total liabilities and shareholders’ equity (deficiency)	$8,452,486	$10,144,520

Nature of Operations and Going Concern (Note 1)

Commitments (Note 14)

Subsequent Events (Note 15)

The accompanying notes are an integral part of these consolidated condensed financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF OPERATIONS

(in U.S. Dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues
Products	$5,212,313	$3,232,185	$12,411,022	$7,067,985
Solutions and other services	585,289	474,947	1,186,493	950,744
Total revenues	5,797,602	3,707,132	13,597,515	8,018,729
Cost of Revenues
Products	3,560,794	2,555,466	8,777,083	5,547,670
Solutions and other services	170,765	141,355	347,374	287,612
Total cost of revenues	3,731,559	2,696,821	9,124,457	5,835,282
Gross Profit	2,066,043	1,010,311	4,473,058	2,183,447

OPERATING EXPENSES
Research and development	510,502	320,086	701,651	671,655
General and administrative
Compensation and benefits	563,917	741,825	1,377,589	1,536,548
Professional fees	373,674	341,316	812,187	662,036
Bank fees and interest	187,534	78,322	331,583	168,193
Facilities	17,506	46,680	32,225	93,360
Information technology	43,624	-	90,993	-
Other	269,904	141,976	345,160	322,622
Total operating expenses	1,966,661	1,670,205	3,691,388	3,454,414
Income (loss) from operations	99,382	(659,894)	781,670	(1,270,967)

Other income (expense):
Gain on debt extinguishment	-	-	-	422,500
Interest expense	(41,877)	(21,615)	(94,045)	(40,338)
Net income (loss)	$57,505	$(681,509)	$687,625	$(888,805)

Weighted Average number of common shares: Basic	16,135,640	15,631,640	16,105,253	15,421,446
Diluted	16,625,640	15,631,640	17,305,253	15,421,446

Basic income (loss) per share	$0.00	$(0.04)	$0.04	$(0.06)
Diluted income (loss) per share	$0.00	$(0.04)	$0.04	$(0.06)

The accompanying notes are an integral part of these consolidated condensed financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in U.S. Dollars)

	Number of Common Shares	Common Stock Amount	Additional paid-in capital	Accumulated Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31 ,2020	15,098,500	56	5,603,816	(5,118,473)	485,399
Stock-based compensation expense	-	-	178,526	-	178,526
Exercise of warrants	533,140	5	426,507	-	426,512
Net loss for the period	-	-	-	(888,805)	(888,805)

Balance, June 30, 2021	15,631,640	61	6,208,849	(6,007,278)	201,632
Balance, December 31 ,2021	15,635,640	$61	$6,528,691	$(6,756,108)	$(227,356)
Stock-based compensation expense	-	-	554,282	-	554,282
Issuance of shares	500,000		218,158	-	218,158
Net income for the period	-	-	-	687,625	687,625

Balance, June 30 ,2022	16,135,640	$61	$7,301,131	$(6,068,483)	$1,232,709

The accompanying notes are an integral part of these consolidated condensed financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	June 30, 2022	June 30, 2021
Cash provided by / (used for):
Operating Activities:
Net income (loss) for the period	$687,625	$(888,805)
Items not affecting cash:
Depreciation	110,962	115,317
Finance costs for right-of-use assets	41,643	9,116
Amortization of debt issuance costs for credit facility	-	7,021
Stock-based compensation	554,282	178,526
Non-arm’s length professional fee	218,158	-
Provision for bad debts	177,186	(4,315)
Gain on debt extinguishment	-	(422,500)
Deferred offering costs	-	-
Provision for excess and obsolete inventory	(22,398)	2,527
Net change in non-cash working capital items:
Accounts receivable	1,131,691	(309,642)
Inventory	1,583,257	151,530
Prepaid expenses	(145,759)	(347,250)
Contract assets	3,273	3,202
Other assets	-	(192,313)
Security deposits	-	(50,056)
Accounts payable	(817,923)	(400,375)
Accrued liabilities	(385,463)	(52,946)
Customer deposits	(491,305)	1,939
Deferred revenue	(20,818)	(24,816)
Net cash provided (used) in operating activities	2,624,411	(2,233,840)
Investing Activities:
Purchase of property and equipment	-	(3,400)
Net cash used in investing activities	-	(3,400)
Financing Activities:
Lease payments	(107,400)	(111,933)
Deferred offering costs	(80,675)	-
Net (repayments) borrowings on credit facility	(1,670,833)	969,163
Proceeds from notes payable	300,000	434,105
Exercise of warrants	-	426,512
Net cash (used) provided in financing activities	(1,558,908)	1,717,847
Change in cash for the period	1,065,503	(509,393)
Cash and restricted cash, beginning of the period	2,506,635	1,473,749
Cash and restricted cash, end of the period	$3,572,138	$964,356
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense:	33,941	24,200

The accompanying notes are an integral part of these consolidated condensed financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. Nature of Business and Significant Accounting Policies

Direct Communication Solutions, Inc. (the “Company” or “DCS”) was incorporated in Florida on September 9, 2006 and reincorporated in Delaware in April 2017. The Company is a provider of solutions for the Internet of Things (“IoT”), including monitoring-as-a-service (“MaaS”) solutions for the telematics market. The Company’s range of products includes GPS devices, modems, embedded modules, routers and mobile tracking machine-to-machine (“M2M”) devices, communications and applications software and cloud services.

The Company’s M2M products and solutions enable devices to communicate with each other and with server or cloud-based application infrastructures and include M2M embedded modules, integrated M2M communications devices and SaaS delivery platforms, including MiFleet, which provides fleet and vehicle SaaS telematics, MiSensors, which provides easy M2M device management and service enablement for wireless sensors and MiFailover which provides high-speed wireless internet failover to small and medium sized businesses as a redundancy solution to continue to run their business in the event the internet isn’t available.

On January 7, 2020, the Company completed an Initial Public Offering listing on the Canadian Securities Exchange.

On June 19, 2020, the Company became listed in the United States on the OTCQB Market and on December 16, 2020 graduated to the OTCQX Market. On January 20, 2022, the Company became listed on the Frankfurt Stock Exchange.

Basis of Presentation and Going Concern

The consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated condensed financial statements include the accounts of the Company and its direct wholly-owned subsidiaries, Direct Communication Solutions, Canada (“DCS Canada”), which is inactive. All intercompany transactions and balances have been eliminated.

The accompanying consolidated condensed financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business.

The Company has historically incurred losses and has a deficit of $6,068,483 and working capital of $1,475,840 as of June 30, 2022, which is not considered sufficient to fund operations at their current levels for the next twelve months. Therefore, the Company will be required to generate additional funding through operations or external financing, which cannot be assured. These conditions give rise to a significant doubt on the Company’s ability to continue as a going concern.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

Use of Estimates

The preparation of consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities reported in the consolidated condensed financial statements and accompanying notes. Accordingly, actual results could differ materially from those estimates. Significant estimates include allowance for doubtful accounts receivable, provision for excess and obsolete inventory, valuation of stock options and warrants, possible product returns and income taxes.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At June 30, 2022 and December 31, 2021, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes trade receivables from customers. The Company provides an allowance for its accounts receivable for estimated losses that may result from its customers’ inability to pay. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and the customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this allowance. To minimize the likelihood of uncollectibility, the Company reviews its customers’ credit-worthiness periodically based on credit scores generated by independent credit reporting services, its experience with its customers, and the economic condition of its customers’ industries. Material differences may result in the amount and timing of expense for any period if the Company were to make different judgments or utilize different estimates.

Inventories and Provision for Excess and Obsolete Inventory

Inventories are stated at the lower of cost, (based on the weighted average cost method) or market. The Company reviews the components of its inventory and its inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales. Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances or new product introductions by the Company or its customers that vary from its current expectations. Whenever inventory is written down, a new cost basis is established and the inventory is not subsequently written up if market conditions improve.

The Company believes that, when made, the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory. If customer demand for the Company’s inventory is substantially less than its estimates, inventory write-downs may be required, which could have a material adverse effect on its consolidated condensed financial statements.

Property and Equipment

Property and equipment are initially stated at cost and depreciated using the straight-line method. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which ranges from three to five years. Leasehold improvements are depreciated over the shorter of the related remaining lease period or useful life. Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Rate
Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Testing equipment	5 years

Intangible Assets

Intangible assets consist of development costs for products to be sold or marketed to external users when technological feasibility is reached, and it is probable that the project will be completed. Subsequent to initial recognition, intangible assets are reported at cost less amortization. The amortization period begins when the asset is available for use, specifically when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. As of June 30, 2021 and December 31, 2021, the Company’s intangible assets are not yet available for use and therefore not yet being amortized.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These circumstances are assessed on an annual basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Long-term liabilities

Long-term liabilities consist of accounts payable that are due more than one year in the future.

Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non- recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company believes the carrying amounts of accounts receivable, accounts payable, accrued liabilities, credit facility, and long-term debt approximate fair value due to their short-term maturities.

The following table represents the Company’s assets that are measured at fair value as of June 30, 2022:

	Level 1	Level 2	Level 3	Total
Cash	$3,169,507	$-	$-	$3,169,507
Restricted cash*	402,631			402,631

*	As of June 30, 2022, the Company has a restricted cash of $402,631 (December 31, 2021 - $Nil), which will be subsequently used to offset the TAB Bank credit facility (Note 6).

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary, differences between the financial reporting and tax basis of assets and liabilities, as well as of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for he the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

The Company’s income tax filings are subject to audit by various taxing authorities. The Company’s open audit periods are 2017-2021. In evaluating the Company’s tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. Accordingly, as of June 30, 2022, the Company has no uncertain tax positions that qualify for recognition or disclosure in the accompanying consolidated condensed financial statements.

In October 2017, the Company revoked its S Corporation tax status and became a C Corporation.

Revenue and Cost of Revenue

The Company generates a portion of its revenue from the sale of wireless modems, routers and modules to wireless operators, OEM customers and value added resellers and distributors. In addition, the Company generates revenue from the sale of asset-management solutions utilizing wireless technology and M2M communication devices predominantly to transportation and industrial companies, medical device manufacturers and security system providers. Revenue from product sales is generally recognized upon the transfer of title of the product to the customer. Revenues from SaaS services are recognized pro-rata over the contract term. The Company records deferred revenue for cash payments received from customers in advance of when revenue recognition criteria are met.

The Company considers the five basic revenue recognition criteria when assessing appropriate revenue recognition as follows:

●	Identify contracts;

●	Identify performance obligations;

●	Determine transaction prices;

●	Allocate the transaction prices;

●	Recognize revenue

The Company provides SaaS subscriptions for its fleet management and vehicle finance applications in which customers are provided with the ability to wirelessly communicate with monitoring devices installed in vehicles and other mobile assets via software applications hosted by either the Company or partner vendor. When the customer purchases the monitoring device, the Company recognizes the revenue at the time of purchase. The Company recognizes revenues from SaaS services over the term of the contract. In certain customer arrangements, the Company provides integrated SaaS-based solutions. The transaction for the integrated solutions includes the price of the devices and application subscriptions in a monthly payment. We recognize revenue for the sales of the devices upon transfer of control to the customer and recognize revenue for the related subscription services over the service period. The allocation of the transaction price is based on relative estimated stand-alone selling prices for the devices and applications subscriptions. Timing of revenue recognition may differ from the timing of our invoicing to customers. Contract assets are comprised of performance under the contract in advance of billings to our customers. The Company’s outstanding performance obligations in relation to customer contracts at June 30, 2022 will be completed upon transfer of ownership (or deemed transfer) of goods and as services are rendered. The Company’s payment terms require payment to be made within 30 days after the customer accepts transfer of ownership or a notice of completion.

The Company’s cost of revenue for products is composed of the cost of hardware purchased and labor for any services performed on the hardware before it is shipped. Cost of revenue for solutions and other services includes labor for services, license fees for fleet management platform and wireless data.

Shipping and Handling Costs

The Company incurs certain expenses related to preparing, packaging and shipping its products to its customers, mainly third-party transportation fees. All costs related to these activities are included as a component of cost of revenues in the statements of operations. All costs billed to the customer are included as revenues in the statements of operations.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Warranty Costs

The Company’s warranty policy generally provides one year for products following the date of purchase. As the Company receives a one year warranty from its vendors, the Company has little exposure to out-of-pocket warranty costs. Historically, the Company has incurred minimal warranty costs which are expensed when incurred. The Company has not accrued any warranty costs for the six months ended June 30, 2022 and 2021.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expense in the accompanying consolidated condensed financial statements. The Company had no advertising costs for the six months ended June 30, 2022 and 2021.

Currency and Foreign Exchange

These consolidated condensed financial statements are expressed in U.S. dollars as the Company’s operations are based only in the United States. Virtually all of the Company’s non-monetary or monetary assets and liabilities are in U.S. dollar currency. All revenues earned from customers outside the U.S. were denominated in U.S dollars.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards based on the estimated fair values of the awards as of the grant date. Stock option awards are accounted for based on the grant-date fair value estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the service period using the straight line method.

Basic and Diluted Net Income per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares that were outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to acquire common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the diluted net loss per share computation in loss periods as their effect would be anti-dilutive.

Comprehensive Income

The Company has no items of comprehensive income or loss other than net loss.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in “right-of-use assets.” All other leases are categorized as operating leases. The Company’s leases generally have terms that range from one to twenty years.

Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to the Company. Lease assets are recognized based on the initial present value of the fixed lease payments, plus any direct costs from executing the leases or lease prepayments upon lease commencement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the lease term.

Recent Accounting Pronouncements

The Company is not aware of any recent accounting pronouncements expected to have a material impact on the consolidated condensed financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

2. Inventory

Inventory consists of the following:

	June 30,	December 31,
	2022	2021
Components and raw materials	$339,640	$1,749,593
Assemblies	171,910	322,816
	$511,550	$2,072,409

3. Property and Equipment

Property and equipment consist of the following:

	June 30,	December 31,
	2022	2021
Computer equipment and purchased software	$143,684	$143,684
Furniture and fixtures	51,427	51,427
Tooling	59,300	59,300
Leasehold improvements	-	-
	254,411	254,411
Less—accumulated depreciation	(196,508)	(175,456)
	$57,903	$78,955

Depreciation expense was $21,052 and $21,956 for the six months ended June 30, 2022 and 2021, respectively.

4. Intangible Asset

Intangible asset consists of development costs for the design and construction of the Company’s keg management and monitoring system.

	June 30,	December 31,
	2022	2021
Development costs	$630,166	$630,166

5. Accrued Liabilities

Accrued liabilities consist of the following:

	June 30, 2022	December 31, 2021
Accrued sales tax	240,611	308,346
Payroll related expenses	104,794	401,194
Other	92,502	113,830
	$437,907	$823,370

6. Credit Facility

In January 2020, the Company terminated its credit facility with Gibraltar Capital and entered into a two-year agreement with TAB Bank for a $2,5000,000 credit facility. Under the TAB Bank credit facility, the Company is obligated to assign all its accounts receivable and the Company may request advances up to 90% of domestic accounts less than 90 days from invoice date and not subject to offset up to $2,000,000. Interest is payable monthly at a rate the greater of (a) 90-Day LIBOR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.008% per diem of the outstanding daily obligations. The agreement is further extended automatically for successive one year term. As of June 30, 2022, the expiry date is January 23, 2023.

The Company may also borrow an amount limited to the lesser of: (a) 50% of the cost of eligible inventory, (b) 50% of funds employed and, (c) $500,000 (the “Inventory Advance”). Under the Inventory Advance, Interest is payable monthly at a rate the greater of (a) 90-Day LIBOR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.01% per diem of the outstanding daily obligations.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

The Company does not retain any legal or equitable interest in any account sold under this credit facility. The Company assumes full risk of non-payment and guarantees full payment of all accounts. At June 30, 2022 and December 31, 2021, the carrying amount of the accounts transferred was $634,509 and $1,984,307, respectively.

At June 30, 2022 and December 31, 2021, the outstanding balance on the credit facility was $Nil and $1,670,833, respectively. Debt issuance costs of $33,941 and $7,021 associated with the TAB credit facility were amortized to interest expense for the three months ended June 30, 2022 and 2021. The unamortized portion of the debt issuance costs at June 30, 2022 was $Nil (December 31, 2021 - $1,042).

7. Debt

Convertible Promissory Notes

In November and December 2021, the Company had issued convertible promissory debentures totaling $275,000. The debentures accrued interest at a rate of 10% per annum and was payable semi-annually unless the holder elected to defer payment. All unpaid principal and accrued interest are due two years from date of issuance. The holder of the debenture at any time could convert in whole or any part principal and interest into common shares of the Company at a conversion price of $1.00 per share. In the event of default, all principal and interest due shall become immediately due and payable. At June 30, 2022, the Company recorded $17,502 accrued interest associated with the Convertible Promissory Debentures (December 31, 2021 - $3,350).

During the six months ended June 30, 2022, the Company received convertible debenture financing for the aggregate amount of $100,000 (U.S.). Subscribers may convert all or part of the principal amount outstanding under the debentures into shares of common stock of the company. The debentures are convertible into units at the higher of $1.19 or a price equal to the price of the shares or units of the next financing carried out before the second anniversary of the closing date less a 30-per-cent discount.

The units comprise a share and one-half of one warrant, where a whole warrant shall be exercisable at $0.40 per common share for a two-year term. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Promissory note

During the six months ended June 30, 2022, the Company received unsecured promissory note in the principal amount of $200,000. The note is interest bearing at 5.00% per annum and any payments made by the Company will first be applied to accrued interest and then to principal. The note matures December 31, 2022.

Loan

On April 20, 2020, the Company was granted a loan (the “Loan”) from TAB in the aggregate amount of $422,500 pursuant to the Paycheck Protection Program (the “PPP”) established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) in the United States. The Loan, which was in the form of a Note dated April 10, 2020 matures April 10, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 10, 2020. The Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. On March 5, 2021, the Company received notice from the U.S. Small Business Administration and TAB Bank the Loan was forgiven in full. The Company recorded a gain of debt extinguishment of $422,500 under Other Income in the consolidated condensed statements of operating loss and comprehensive loss.

On February 19, 2021, the Company was granted a second loan (the “Second Loan”) from TAB in the aggregate amount of $434,105 pursuant to the PPP. The Second Loan, which was in the form of a Note dated February 19, 2021 matures February 19, 2026 and bears interest at a rate of 1.00% per annum, payable in 44 equal monthly payments commencing on June 19, 2022. The Second Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Second Loan and accrued interest are forgivable after 24 weeks as long as the borrower uses the proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. On August 5, 2021, the Company received notice from the U.S. Small Business Administration and TAB Bank the Loan was forgiven in full. During the year ended December 31, 2021, the Company recorded a gain of debt extinguishment of $434,105 under Other Income in the consolidated condensed statements of operating loss and comprehensive loss.

Customer Deposits

Customer Deposits consisted of payments made by certain clients at the end of the reporting period prepaying for Companies services. As of June 30, 2022, the Company held Costumer Deposits of $126,630 (December 31, 2021 - $617,935).

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

8. Leases

All of the Company’s right-of-use assets and lease liabilities relate to office space in San Diego, under non-cancelable operating lease that expires October 2026.

In June 2019, the Company entered into a lease agreement for approximately 3,232 square feet in San Diego, California for office and other related uses. The term of the lease is 29 months commencing July 1, 2019. The base rent is $5,818 per month with 3% increases effective December 1, 2019 and 2020. The right to use leased asset was measured at the amount of the lease liability of $147,819 using the Company incremental borrowing rate at that time of 13%. This lease agreement ended on October 31, 2021, with no further extensions.

On May 27, 2021, the Company entered into a lease agreement with Bernardo Windell LLC (“Landlord”) whereby the Company will lease premises in San Diego, California effective November 1, 2021. The lease (“Lease) will have an initial 60 month term and include approximately 11,543 rentable square feet. The initial rent for the lease is approximately $1.55 per square foot plus operating expenses and is subject to an annual increase. Not less than six months prior to the expiration of the Lease, the Company has an option to extend the Lease term for an additional five years at then current market rates. The right to use leased asset was measured at the amount of the lease liability of $899,102 using the Company current incremental borrowing rate of 10%.

The following table presents our leases balances as of June 30, 2022 and December 31, 2021 under ASC 842.

	Balance	Balance
	June 30, 2022	June 30, 2021
Right-of-use assets, net	$779,222	$869,132
Lease liabilities - current	316,073	216,000
Lease liabilities – non-current	496,071	661,901

Depreciation expenses of $89,910 was recorded in general and administrative expense on the consolidated condensed statements of operations for the six months ended June 30, 2022. The remaining lease term as of June 30, 2022 was 4.30 years. The weighted-average discount rate as of June 30, 2022 was 10%. For the six months ended June 30, 2022 and 2021, cash outflows from operating leases were $107,400 and $111,933, respectively.

The Company does not have any short-term or low value leases.

9. Common Stock and Common Stock Warrants

Common Stock

Holders of common stock are entitled to one vote for each share held. The Company has not declared any dividends since incorporation. The Company has 40,000,000 common stock authorized with a par value of $0.00001.

In March 2021, 533,140 shares were issued due to the exercise of 533,140 warrants for proceeds of $426,512.

In July 2021, 4,000 shares were issued due to the exercise of 4,000 options for proceeds of $3,880.

In January 2022, 500,000 common shares of common stocks were issued at CAD$0.55 in exchange for non-arm’s length consulting fee for corporate development.

On January 7, 2020, the Company closed its initial public offering and sold 1,328,500 shares of common stock at $2.00 CAD per share for net proceeds of $1,773,063 after underwriter’s commission and offering expenses of $269,426 of which $47,102 were paid during the year ended December 31, 2019. In conjunction with the offering, the Company issued a warrant to the underwriter to purchase 106,280 shares of common stock with an exercise price of $2.00 CAD per share and a term of two years. The Company also granted 755,000 options to directors and officers of the Company. 735,000 of the options are exercisable at $1.53 ($2.00 CAD equivalent) and 20,000 of the options are exercisable at $1.68 per share ($2.20 CAD equivalent).

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

The Company sold 1,695,200 shares of common stock through an offering that closed in two tranches in November and December 2020 (“Private Offering”). The shares were sold for CAD$1.05 ($0.80 equivalent) per share for net proceeds of $1,209,226 after share issuance costs of $123,061. In conjunction with the Private Offering, the Company issued warrants to placement agents to purchase 118,664 shares of common stock with an exercise price of $0.80 per share and a term of six months. The Company estimated the fair value of the warrants at $30,551 and recorded this value in additional paid-in capital.

Warrants

The Company sold 880,000 warrants in the Private Offering at CAD$0.05 per warrant for net proceeds of $30,555. The warrants have an exercise price of $0.80 per warrant share and they expired May 14, 2021. 533,140 of the warrants were exercised for proceeds of $426,507.

In conjunction with the initial public offering, the placement agent received warrants to purchase common stock totaling 106,280. The warrants have an exercise price of CAD$2.00 and they expire on January 7, 2022. In conjunction with the Private Offering, placement agents received warrants to purchase 118,664 shares of common stock under the same terms as the warrants sold and expire June 15, 2021. The Company determined the fair value of the warrants to be $32,358 and $30,551 under the initial public offering and Private Offering, respectively using the Black-Scholes valuation model and the following assumptions:

	Initial Public Offering	Private Offering
Fair value of common stock	$1.53	$1.03
Exercise price	$1.53	$0.80
Expected term (years)	2.00	0.50
Risk-free interest rate	1.54%	0.10%
Expected volatility	33.33%	43.56%
Dividend yield	0.00%	0.00%

The outstanding warrants were expired January 7, 2022.

The following table summarizes the warrant activity for the six months ended June 30, 2022 and the years ended December 31, 2021:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2020	1,104,944	0.87
Exercised	(533,140)	0.80
Expired	(465,524)	0.80
Outstanding, December 31, 2021	106,280	$1.54
Expired	(106,280)	-
Outstanding, June 30, 2022	-	$-

10. Stock Options

In October 2017, the Company’s board of directors and stockholders approved the 2017 Stock Plan (2017 Plan) under which 3,500,000 shares of common stock are reserved for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and performance awards to employees, directors and consultants. Recipients of stock option awards are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of awards granted under the 2017 Plan is ten years and vesting is determined by the board of directors. Stock awards are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement. Unvested shares of the Company’s common stock issued in connection with an early exercise allowed by the Company may be repurchased by the Company upon termination of the optionee’s service with the Company.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

In June 2019, the Board of Directors and a majority of the stockholders approved the following amendments to the 2017 Stock Plan: (a) increase in the number of authorized shares for issuance to 4,100,000 and (b) add an annual evergreen provision that will adjust the number of authorized shares reserved for issuance to an amount equal to 29.99% of the Company’s issued common stock. As a result of the evergreen provision, the number of authorized shares for issuance increased to 4,528,040 effective January 2021.

The following table summarizes stock option transactions under the 2017 Plan:

	Number of Options	Weighted average exercise price
Outstanding, December 31, 2020	3,720,000	0.70
Granted	800,000	1.49
Exercised	(4,000)	0.97
Forfeited	(174,115)	0.86
Outstanding, December 31, 2021	4,341,885	$0.83
Granted	1,200,000	0.71
Exercised	-	-
Forfeited	(1,415,000)	1.46
Outstanding, June 30, 2022	4,126,885	$0.58

At June 30, 2022, the Company had outstanding and exercisable stock options as follows:

Date of Expiry	Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Weighted Average Remaining Life (years)

October 5, 2027	2,699,218	2,668,090	$0.47	5.26
January 7, 2030	116,667	102,605	$1.53	7.52
May 20, 2030	15,000	6,875	$0.79	7.89
June 1, 2031	96,000	36,000	$0.42	9.17
February 4, 2032	175,000	29,688	$0.41	9.60
February 24, 2032	100,000	4,167	$0.41	9.66
March 14, 2032	435,000	59,557	$0.59	9.71
May 9, 2027	100,000	100,000	$0.79	4.86
May 9, 2027	390,000	390,000	$1.20	4.86

The Company uses a Black-Scholes option valuation model to determine the fair value of stock-based compensation under ASC Topic 718, Stock Compensation. The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk-free interest rate is based on the yield on the measurement date of a zero-coupon U.S. Treasury bond whose maturity period approximately equals the option’s expected term. The expected life represents the time the options granted are expected to be outstanding. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

The following are the assumptions used in the Black-Scholes option valuation model for option granted during the six months ended June 30, 2022 and year ended December 31, 2021:

	June 30, 2022	December 31, 2021
Fair value of common stock	$0.40 - $0.91	$0.97 - $1.59
Exercise price	$0.41 - $1.20	$0.97 - $1.59
Expected term (years)	5-10	5.52 - 6.08
Risk-free interest rate	1.05% - 1.14%	1.05% - 1.14%
Expected volatility	80%	80%
Dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%

11. Related Party Agreements

Rich Gomberg, the Company’s former CFO is a former employee of CFO Connect. Ed O’Sullivan, a former member of the Company’s Board of Directors, is managing partner of CFO Connect. The relationship with the Company was terminated during the six months ended June 30, 2022. The Company recorded professional fees the consolidated condensed statement of operations associated with CFO services for $83,850 for the six months ended June 30, 2022 (June 30, 2021 - $149,200). As of June 30, 2022 and December 31, 2021, the Company owed $Nil and $9,325, respectively.

John Hubler, a former member of the Company’s Board of Directors, is a partner of BH IoT Group. Subsequently on July 28, 2022, John Hubler tendered his resignation as a director of the Company to take on the role of chair of the technology advisory board, effective July 28, 2022. In November 2020, the Company entered into an agreement with BH IoT Group to assist in building complete IoT bundled solutions. The Company entered into an initial Phase 1 project expected to last 3 months. At the end of Phase1, both parties agreed to continue the relationship on a month-to-month basis. The Company recorded $67,500 professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022 (June 30, 2021 - $81,000). As of June 30, 2022 and December 31, 2021, no balance was due with respect to this agreement.

Mike Zhou, a member of the Company’s Board of Directors, is the owner of MYZ Corporate Relations, Ltd. In May 2021, the Company entered into an agreement with MYZ Corporate Relations, Ltd. To provide consulting services on strategic matters related to business development opportunities, product development and marketing strategies for a monthly fee of $4,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. The Company recorded $29,400 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022 (June 30, 2021 - $4,000).

In March 2022, the Company entered into an agreement with Zeus Capital Ltd. to assist the company with corporate finance and strategic initiatives for a monthly fee of $15,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. The Company recorded $144,540 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022 (June 30, 2021 - $Nil). In January 2022, 500,000 common shares of common stocks were issued at CAD$0.55 in exchange for consulting fee for corporate development.

Also in April 2022, the Company appointed Mr. Lichtenwald as the new CFO and Mr. Lichtenwald is a principal of Lichtenwald Professional Corp (“LPC”). The Company entered into an agreement with LPC to provde CFO service fee of $12,500 monthly. The Company recorded $51,500 of professional fees on the consolidated condensed statement of operations for the six months ended June 30, 2022 (June 30, 2021 - $Nil).

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

12. Segment Information

Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker (CODM) is its Chief Executive Officer. The Company views its operations and manages its business as a single operating and reporting segment.

Although all operations are based in the U.S., the Company generated a portion of its revenue from customers outside of the U.S. Information about the Company’s revenue from different geographic regions for the six months ended June 30, 2022 and 2021 is as follows:

	Six months ended June 30,
	2022		2021
	$	%	$	%
United States	12,656,997	93.1%	7,814,685	97.5%
Canada	824,127	6.0%	171,606	2.1%
Others combined	116,391	0.9%	32,438	0.4%
Total Revenue	13,597,515	100.0%	8,018,729	100.0%

Product Type (in ‘000)	June 30, 2022		June 30, 2021
	$	%	$	%
Product	12,411.0	91.3%	7,068.0	88.1%
Software as a Service (SaaS)	645.7	4.8%	517.2	6.5%
Engineering/Support Service	320.9	2.4%	198.3	2.5%
Wireless Data	186.1	1.4%	153.2	1.9%
Commission Income	33.8	0.2%	82.0	1.0%
Total Revenue	13,597.5	100.0%	8,018.7	100.0%

All of the Company’s significant identifiable assets were located in the United States as of June 30, 2022 and December 31, 2021.

13. Concentrations of Risk

The Company derived revenue from one customer totaling 37% and 33% of the Company’s total revenue for six months ended June 30, 2022 and 2021, respectively. At June 30, 2022 and December 31, 2021, one customer accounted for 35% and 67% of total accounts receivable, respectively.

The Company has concentrations in the purchases with its suppliers. For the six months ended June 30, 2022 and 2021, two suppliers accounted for 87% and 82% of total purchases, respectively.

14. Commitments

Effective October 1, 2021 the Company has agreed to an annual purchase commitment for a period of three years with a significant vendor. The Company’s obligation to the vendor shall be satisfied by the submission of non-cancelable orders for each contract year with an aggregate value equal to or in excess of $8 million.

15. Subsequent Events

On August 10, 2022, the Company announced that it has arranged an offering of unsecured convertible debentures raising up to $1.5 million. Pursuant to the terms of the debentures, the subscribers may convert all or part of the principal amount outstanding under the debentures into shares of common stock of the company. The debentures are convertible into shares of common stock of the company at the higher of $1.19 or a price equal to the price of the shares of the next financing carried out before the second anniversary of the closing date less a 25-per-cent discount. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually.

Concurrent with the offering of the debentures, the company shall grant and issue up to 750,000 share purchase warrants on the basis of one-half of one share purchase warrant for each $1.00 of debenture principal under subscription, where a whole warrant shall be exercisable at $0.86 per share of common stock for a two-year exercise term.

This offering is subject to approval by the Canadian Securities Exchange.

Up to         Shares of Common Stock

                     Warrants for Common Stock

Up to               Pre-Funded Warrants for Common Stock

Direct Communication Solutions, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

                , 2022

Through and including              , 2022 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE American.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE American listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Registrant’s certificate of incorporation requires the Registrant to indemnify its directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and the Registrant’s amended and restated bylaws provide that the Registrant will indemnify its directors and officers and permit the Registrant to indemnify its employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law. We will enter into indemnification agreements with each of our officers and directors a form of which is filed as an exhibit to this Registration Statement.

These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriter against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

During the past three years since January 1, 2019, we have issued and sold the securities (including shares issued pursuant to the 2017 Plan) described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of awards granted under our share incentive plans to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

In September 2019 we issued an aggregate of 1,900,000 shares of our common stock to 28 Debenture Holders upon conversion of $1,900,000 in aggregate principal amount of our outstanding convertible debentures.

In October, 2019, we issued an aggregate of 506,000 shares of our common stock to 3 investors in connection with the exercise of outstanding warrants to purchase our common stock at a warrant exercise price of $0.03 per share, for aggregate consideration of approximately $16,805.

In July 2019, we issued an aggregate of 60,000 shares of our common stock to 7 investors through private placement at a purchase price of $1.25 per share, for aggregate consideration of $75,000.

In March 2021, we issued an aggregate of 533,140 shares of our common stock to certain participants of the 2017 Plan, including current and former directors and executive officers, upon exercise of options granted pursuant to the 2017 Plan at an option exercise price of $0.87 per share, for aggregate consideration of $462,512.

In March 2021, we issued an aggregate of 4,000 shares of our common stock to certain participants of the 2017 Plan, including current and former directors and executive officers, upon exercise of options granted pursuant to the 2017 Plan at an option exercise price of $0.97 per share, for aggregate consideration of $3,800.

In January, 2022, we issued 500,000 shares of our common stock to Zeus Capital Ltd. at a price of $0.44 per share as payment of a consulting fee for corporate development services.

In March 2022, we sold $100,000 in principal amount of an unsecured convertible debenture to a single investor. See the discussion in Description of Capital Stock – Other Convertible Securities.

In September 2022, we sold $1.5 million in aggregate principal amount of unsecured convertible debentures to six investors and issued warrants to purchase 750,00 shares of our common stock in connection therewith. See the discussion in Description of Capital Stock – Other Convertible Securities.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Amended and Restated Bylaws, as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to closing of this offering
4.1*	Form of Representative’s Warrant Agreement
4.2*	Form of Warrant Agent Agreement
4.3*	Form of Warrant
4.4*	Form of Pre-Funded Warrant
4.5*	Form of Convertible Debenture Due March 22, 2024
4.6*	Form of Convertible Debenture Due September 9, 2024
4.7*	Form of Warrant Agreement for Convertible Debenture Financing
5.1*	Opinion of Nelson Mullins Riley & Scarborough LLP
10.1+*	Direct Communication Solutions, Inc. Amended and Restated 2017 Stock Plan, and form of stock option agreement thereunder
10.2+*	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Chris Bursey
10.3+*	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Dave Scowby
10.4+*	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Eric Placzek
10.5+*	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Mike Lawless
10.6+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Davidson & Company LLP
23.2*	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the        day of            , 2022.

DIRECT COMMUNICATION SOLUTIONS, INC.

By:
Chris Bursey
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris Bursey and Konstantin Lichtenwald and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

President, Chief Executive Officer and Chairman
Chris Bursey	(principal executive officer)

Chief Financial Officer
Konstantin Lichtenwald	(principal financial officer)

Chief Operating Officer
David Scowby

Chief Technology Officer
Eric Placzek

Executive Vice President of Sales
Michael Lawless

Director
Mike Zhou

Director
David Diamond

Director
Julie Hajduk

Director
William F. Espley